Exhibit 99.1

A world of opportunity Annual Report 2004

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A WORLD OF OPPORTUNITY

Prudential plc is an international financial services company, which aims to help people enhance and protect their own and their dependants’ financial well-being by providing them with appropriate savings and protection products.

We have strong positions in three of the largest and most attractive markets in the world, where rising global wealth and changing demographics are fuelling demand for long-term savings.

Our strategy is to build sustainable, profitable businesses in each of these markets, and thereby maximise returns to our shareholders over time.

Contents
1 Group Financial Highlights 2 Chairman’s Statement 3 Group Chief Executive’s Review 5 Business Review 12 Financial Review 30 Corporate Responsibility Review 32 Board of Directors 34 Corporate Governance Report 42 Remuneration Report 53 Directors’ Report 55 Summary of Statutory Basis Results 56 Consolidated Profit and Loss Account 59 Consolidated Statement of Total Recognised Gains and Losses 59 Reconciliation of Movement in Consolidated Shareholders’ Capital and Reserves 60 Consolidated Balance Sheet 62 Balance Sheet of the Company 63 Consolidated Cash Flow Statement 64 Notes on the Financial Statements 96 Statement of Directors’ Responsibilities 97 Independent Auditors’ Report to the Members of Prudential plc 98 Five Year Review 100 Financial Review: FRS 27 Disclosure Requirements 110 Risk Factors 113 Achieved Profits Basis Supplementary Information 114 Summarised Consolidated Profit and Loss Account – Achieved Profits Basis 114 Earnings Per Share – Achieved Profits Basis 114 Statement of Total Recognised Gains and Losses – Achieved Profits Basis 115 Reconciliation of Movement in Shareholders’ Capital and Reserves – Achieved Profits Basis 115 Summarised Consolidated Balance Sheet – Achieved Profits Basis 116 Notes on the Achieved Profits Basis Supplementary Information 125 Statement of Directors’ Responsibilities in relation to the Achieved Profits Basis Supplementary Information 125 Independent Auditors’ Report to Prudential plc on the Achieved Profits Basis Supplementary Information 126 Shareholder Information IBC How to Contact Us

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THE WORLD OF PRUDENTIAL	A WORLD OF OPPORTUNITY

OUR BRANDS	Prudential is a leading life and pensions	M&G is Prudential’s UK and European fund
	provider in the United Kingdom.	manager, with £126 billion of funds under
management, as at 31 December 2004.

OPERATIONS AND	Products	M&G offers a range of over 40 funds and
PRODUCTS	Annuities	invests in a wide range of assets including UK
	Corporate Pensions	and international equities, fixed interest,
	With-profits and Unit-linked Bonds	property and private equity.
Savings and Investments
	Protection	Retail Products
	Equity Release	Open Ended Investment Companies (OEICs)
	Health Insurance	Unit Trusts
Investment Trusts
	Product Distribution Channels	Individual Savings Accounts (ISAs)
	Independent Financial Advisers	Personal Equity Plans (PEPs)
Business to Business (consulting actuaries
	and benefit advisers)	Institutional Business
	Partnerships (affinities and banks)	Segregated fixed interest, pooled pension
	Multi-tie Panels	funds, structured and private finance
Direct to customers (telephone, internet and
	mail)	Customers
Over 830,000 unit holder accounts.
Customers
	More than seven million.	Who and Where?
Staff
	Who and Where?	1,455
Staff
	6,600	Locations
London
	Locations	Chelmsford
	Belfast	Australia
	Dublin	France
	London	Germany
	Mumbai	Italy
	Reading	South Africa
Stirling
Also part of M&G
Prudential Property Investment Managers Ltd
(PruPIM)
PPM Ventures Ltd
PPM South Africa

FINANCIAL HIGHLIGHTS	In 2004, APE sales grew 40 per cent and	Underlying profit increased by 57 per cent in
Comparisons are quoted at	gross premiums grew 58 per cent.	2004 to £110 million.
constant exchange rates
	Launched two new products in 2004 –	Gross fund inflows in Continental Europe grew
	PruFund and PruHealth.	fourfold to €611 million compared to 2003.

	Secured places on two of the new multi-tie	Further Information
	panels – Sesame and Millfield.	www.mandg.co.uk
www.mandg-investments.de
www.mandg-investments.at
	Further Information	www.prupim.com
	www.pru.co.uk	www.ppmventures.com
www.ppm-sa.com
Telephone: 0800 000 000
Customer helpline: 0800 389 8600

Independent Financial Adviser (IFA) helpline:
0800 328 3191

Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site, www.egg.com	Jackson National Life (JNL) is a leading life insurance company in the United States, and has more than 1.5 million policies and contracts in force.	Prudential has life insurance and fund management operations across 12 countries in Asia and is Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions.

Banking	JNL offers fixed, equity-indexed and variable	Prudential Corporation Asia provides a
Insurance	annuities, term and permanent life insurance and	comprehensive range of savings, protection and
Investments	institutional products.	investment products tailored to the needs of each
local market.
Egg’s share of UK credit card market is now over	JNL markets products in 50 states and the District of
six per cent.	Columbia (in the State of New York through Jackson	It pioneered a unit-linked product in Malaysia,
	National Life Insurance Company of New York)	Indonesia, the Philippines, Singapore and Taiwan.
Who and Where?	through independent broker-dealers, independent
Staff	agents, banks, regional broker-dealers and the	Currently, Prudential Corporation Asia has a network
2,680	registered investment adviser channel.	of over 130,000 agents serving more than 5.7 million
customers around the region.
Locations	JNL’s investment portfolio manager, PPM America
Derby	Inc., manages around US$71 billion of assets.	Major Strategic Partnerships
Dudley			Bank of China International for Mandatory
London	Customers		Provident Fund business in Hong Kong
More than 1.5 million policies and contracts in force.
CITIC Group for life business in China
Who and Where?
	Staff		ICICI Bank for life and mutual funds business
	2,247		in India

	Locations		Across the region Prudential Corporation
	Headquartered in Lansing, Michigan.		Asia now has a variety of distribution
partnerships including relationships with
	Appleton, Wisconsin		a number of leading banks
Atlanta, Georgia
	Bismarck, North Dakota	Who and Where?
	Chicago, Illinois	Staff
	Denver, Colorado	Over 8,700
New York, New York
	Purchase, New York	Locations
	Roseland, New Jersey	China	Malaysia
	Santa Monica, California	Hong Kong	The Philippines
	Tampa, Florida	India	Singapore
		Indonesia	Taiwan
		Japan	Thailand
		Korea	Vietnam

Group operating income up 19 per cent to £505 million (2003: £424 million).

Egg’s core UK business made an operating  profit of £74 million (2003: £73 million).

Further Information
www.egg.com

Telephone: 020 7526 2500

Record variable annuity sales of £2 billion in 2004.

MSB operating profit on continuing operations  of £182 million, up 46 per cent on 2003.

Announced the purchase of Life Insurance  Company of Georgia (subject to regulatory  approval).

Further Information
www.jnl.com

Telephone: 00 1 517 381 5500

In 2004, new business achieved profit rose 19 per cent. Further Information www.prudentialcorporation-asia.com Telephone: 00 852 2918 6300

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GROUP FINANCIAL
HIGHLIGHTS

	RESULTS SUMMARY
		2004		2003
		£m		£m

	Achieved Profits Basis Results
	Operating profit before amortisation of goodwill
	UK and Europe Insurance Operations	450		359
	M&G	136		83
Egg	– continuing operations	43		55
	– discontinued operations	(37)		(89)

	UK and Europe Operations	592		408
US Operations	– continuing operations	303		194
	– discontinued operations	17		22
	Asian Operations	400		378
	Other Income and Expenditure (including Asia development expenses)	(208)		(208)

	Operating profit before amortisation of goodwill	1,104		794
	Analysed as:
	Operating profit from continuing operations	1,124		861
	Operating loss from discontinued operations	(20)		(67)
	Amortisation of goodwill	(97)		(98)
	Short-term fluctuations in investment returns	679		682
	Effect of changes in economic assumptions	(100)		(540)
	Profit or loss on the sale or termination of discontinued operations:
	Profit on business disposals	48		–
	Egg France closure cost	(113)		–

	Profit on ordinary activities before tax	1,521		838

	Operating earnings per share*	37.2	p	25.4	p

	Shareholders' funds	£8.6	bn	£7.0	bn

		2004		2003
		£m		£m

	Statutory Basis Results
	Operating profit before amortisation of goodwill	583		357

	Profit on ordinary activities before tax	650		350

	Operating earnings per share*	19.2	p	12.4	p

	Basic earnings per share*	20.1	p	10.0	p

	Shareholders' funds	£4.3	bn	£3.2	bn

	Dividend Per Share*	15.84	p	15.38	p

	Insurance and Investment Funds under Management	£187	bn	£168	bn

Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these financial statements.

*Earnings per share and dividend per share figures for 2003 have been restated to take account of the Rights Issue in 2004. In addition, the achieved profits and statutory basis shareholders’ funds for 2003 have been adjusted to reflect the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

PRUDENTIAL PLC ANNUAL REPORT 2004	01

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CHAIRMAN’S STATEMENT	A WORLD OF OPPORTUNITY

SIR DAVID CLEMENTI CHAIRMAN

After several years of difficult market conditions in the UK and the US, 2004 was a year in which we began to see signs of recovery. In Asia, the economies in which we operate continued to grow, and rising wealth and market liberalisation fuelled interest in savings and investment products.

Across the world we saw a continuation of the growing awareness of the impact that shifting demographics will have on people’s lives, and the central role that insurers can play in helping to address the global savings gap and secure the financial well-being of those who are living longer. Against this backdrop, we continued to pursue opportunities for sustainable, profitable growth in each of our chosen markets, and we ended the year in a stronger position than we have enjoyed for some time.

For the year to 31 December 2004, total insurance sales rose 26 per cent to £1,846 million*; operating profit on an achieved profits basis increased 39 per cent to £1,124 million; operating profit under the modified statutory basis increased 49 per cent to £603 million; and the full year dividend per share has been increased by three per cent to 15.84 pence per share**.

Shareholders’ funds on an achieved profits basis rose by 27 per cent to £8.6 billion, an increase which reflects the proceeds of our Rights Issue announced in October and the growth in the value of our long-term business.

In the UK we have transformed our insurance business over the last three years, and now have a robust, multi-channel operation, which is increasingly writing shareholder-backed business. Growth in this business over the medium term will be funded from the proceeds of the Rights Issue. Jackson National Life and M&G are already delivering strong profits and funding their own growth from internal revenues. Our Asian business continues to grow and is on track to become cash positive from 2006.

Egg closed its loss-making French arm during 2004 and is now focused on delivering value from its profitable UK operations. We were disappointed that we were unable to sell Egg during the year but, although we do not see it as a long-term core business, we are determined to ensure that it is managed to protect and build the value of our investment.

Looking to the future, we see many opportunities for growth in each of our core markets. As governments and individuals seek to address the combined challenge of rising life expectancy and inadequate retirement funding, we believe they will look increasingly to the private sector to fulfil their needs. By sharing knowledge between Prudential’s businesses we can adapt and export products across borders, meeting emerging needs often more quickly and efficiently than competitors. Our operational plans, in areas such as product design and IT product processing, are increasingly developed on an international, rather than a local, basis.

A sustainable business also requires commitment to the communities in which it operates; and Prudential believes that financial education must be a fundamental part of any forward-looking financial services company’s approach. This is the thinking behind the financial education programme that we have developed over the past four years, more details of which are given in the Corporate Responsibility section of this Report. This programme is an integral part of our strategy to build trusting, long-term relationships with consumers.

During the year it was my pleasure to welcome to the Board two new non-executives: James Ross who joined us in May and Michael Garrett who joined in September. In December we announced that Keki Dadiseth would be joining us from 1 April 2005. All three have substantial experience of operating in overseas markets and will significantly increase the international strength of the Board.

Two directors left the Board in 2004: Sandy Stewart in May and Bart Becht in August; and I would like to thank them both for their contribution.

Shortly before publication of this Report, we also announced that Jonathan Bloomer will step down at the close of the Annual General Meeting. He will be replaced as Group Chief Executive by Mark Tucker. I would like to thank Jonathan for his significant contribution over the last 10 years, first as Group Finance Director and then as Group Chief Executive. He has brought Prudential through one of the severest markets the insurance sector has experienced and has overseen significant changes in our operations which have contributed to the very good results delivered in 2004. We wish him well for the future.

Mark Tucker previously worked for Prudential from 1986 to 2003. He was an Executive Director of Prudential from 1999 to 2003 and Chief Executive of Prudential Corporation Asia from 1993 to 2003. His background and experience mean that he is well suited to lead Prudential to the next stage in the Group’s development.

While the prospects for the future are encouraging, we will continue to rely on our experienced and talented people around the world to capitalise on them; and I would like to thank our staff for their hard work and commitment to the Group over the past year.

*All year-on-year comparisons of financial performance are at constant exchange rates (CER), unless otherwise stated.

**Adjusted for the Rights Issue in 2004.

02	PRUDENTIAL PLC ANNUAL REPORT 2004

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GROUP CHIEF EXECUTIVE’S REVIEW	A WORLD OF OPPORTUNITY

JONATHAN BLOOMER GROUP CHIEF EXECUTIVE

In 2004, each of our regional businesses delivered double-digit growth in sales and profits. As a result, we achieved record Group insurance annual premium equivalent (APE) sales, and a 23 per cent increase in new business achieved profit compared with 2003*.

We achieved these results by adopting a disciplined approach to investment and growth, allocating capital to those businesses that deliver sustainable high returns. At the same time, we managed our risks by maintaining a diversified portfolio of businesses across our chosen markets, principally in the UK, the US and Asia, including several mature cash generators, as well as attractive newer businesses which require investment.

Going forward, we see excellent growth opportunities across the Group.

UNITED KINGDOM
The UK insurance market is starting to recover from three years of decline. During this period, we transformed our UK insurance business from a direct-sales operation, selling with-profits products, into a company that sells mainly shareholder-backed products through a range of channels, including independent financial advisers, business to business and partnership agreements with other companies. We also improved our efficiency and broadened our product range. These changes enabled us to take advantage of the upturn in the market in 2004, and resulted in a 40 per cent rise in new business achieved profit year-on-year.

Over the next few years, we see new opportunities arising from the creation of multi-ties, and we have won places on many of the multi-tie panels announced to date. We expect these agreements to begin to have an effect on our performance in 2005, and to make an increasing contribution thereafter.

The Rights Issue, announced in October 2004, will allow us to take advantage of these developments in both our business and the marketplace.

In 2005, we expect sales to grow by about 10 per cent from our 2004 base, against an industry expectation of around five per cent market growth. We are aiming for a blended internal rate of return on this business of 14 per cent.

UNITED STATES
The US is the largest long-term savings market in the world, with considerable opportunities for growth.

Jackson National Life is an industry leader in distributing products and is able to react quickly to market changes, establishing strong positions in new products and channels. In 2004 it increased new business achieved profit by 18 per cent, to £156 million, with nearly 90 per cent of new sales coming from products developed in the last two years.

The business continues to fund its own growth, including small acquisitions, such as that of Life Insurance Company of Georgia, announced in November. It also contributed US$120 million to the Group in 2004, and this is expected to increase to US$150 million in 2005.

In 2005, we expect the US market to grow at about four per cent and Jackson National Life to grow sales at around twice this rate, while keeping its costs down and delivering above market returns.

ASIA
The Asian economies’ consistently high growth rates and favourable demographics, together with the trend towards allowing greater access and ownership to foreign financial services players, make these markets very attractive for Prudential, and we have a strong record of success in the region.

In the past decade we have expanded across 12 countries and delivered APE compound growth of 26 per cent per year, while maintaining margins above 50 per cent. In 2004, new business achieved profit rose 19 per cent.

We are now Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions. We have also established a complementary regional funds management business in seven markets and are setting up a fund management operation in Vietnam.

We see very good growth prospects in the region, particularly in India and China, and we are well placed to take advantage of these.

*All year-on-year comparisons of financial performance are at constant exchange rates (CER), unless otherwise stated.

PRUDENTIAL PLC ANNUAL REPORT 2004	03

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GROUP CHIEF EXECUTIVE’S REVIEW CONTINUED	A WORLD OF OPPORTUNITY

In India, our joint venture with ICICI delivered APE sales growth of 127 per cent and continues to be the leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and we remain interested in increasing our stake in the joint venture. However, the relevant legislation has not yet been put before the Indian Parliament.

In China, our joint venture with CITIC is one of the country’s leading foreign players, and it achieved new business APE growth of 70 per cent last year. We already operate in three cities, and will launch our fourth operation, in Shanghai, in the second quarter of 2005. We have recently received licences for two further cities, and a licence to write Group Life insurance business. We expect to continue to develop rapidly in China as geographic licensing restrictions ease further.

We are confident of our ability to grow strongly and profitably in the region, and our Asian business remains on track to become cash positive from 2006.

M&G
M&G provides high quality investment management services for Prudential’s customers, and is also a leading UK manager of retail investment funds and institutional fixed income and pooled life and pensions funds. At the end of 2004, it had total funds under management of £126 billion.

External funds under management rose by 19 per cent during the year to £28.7 billion, due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

In recent years, M&G has developed profitable new income streams while keeping a tight control over costs. This powerful combination has resulted in underlying profit of £110 million, up 57 per cent on 2003.

We expect M&G to continue to perform strongly in 2005.

EGG
Egg has closed its loss-making French operation and has recently put its Funds Direct business on the market. It is now firmly focused on its profitable core UK business, where it achieved underlying profit of £74 million in 2004. This was a good performance from Egg’s UK business, especially given the increased competition and rising interest rates that have affected the credit card and personal loan markets. Egg’s effective cost management and good credit quality also contributed to the solid results from its UK operation.

Looking ahead, Egg will continue to develop its UK operation, building its unsecured lending business, while expanding its product range to increase cross-sales to existing customers.

We expect Egg to finance its own growth without requiring capital support from the Group.

OUTLOOK
Prudential has built strong positions in three of the most attractive savings markets in the world. Each of the businesses is performing well, and is positioned to take advantage of the opportunities in its respective market. We are on track to deliver sustainable, profitable growth and to achieve our target returns on capital in 2005 and beyond.

04	PRUDENTIAL PLC ANNUAL REPORT 2004

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BUSINESS REVIEW	A WORLD OF OPPORTUNITY

GROUP
Results Highlights
The Group has delivered a good set of results for 2004, as illustrated by the double-digit growth of all the key performance measures shown in the table below. This is the result of strong contributions across all regions.

As a result of healthy sales in the UK, the US and Asia, the Group achieved record insurance sales and new business achieved profit (NBAP) in 2004. This, together with the significant increase in contributions from the in-force insurance business and fund management operations, drove achieved profits basis operating profit up 39 per cent on 2003.

On the modified statutory basis (MSB), operating profit was up 49 per cent on last year. This reflects a combination of solid year-on-year growth in profit in both the insurance and fund management businesses of 40 per cent and 55 per cent respectively.

Basic earnings per share on an achieved profits basis for the year after minority interests were 37.2 pence, compared with a restated figure of 25.4 pence in 2003. Following the Rights Issue in October 2004, a restatement of earnings per share is derived and reported in accordance with the requirement of Financial Reporting Standard (FRS) 14.

Basic earnings per share, based on total MSB profit for the year after minority interests, were 20.1 pence, up 10.1 pence from the restated 2003 figure of 10.0 pence.

Impact of Currency Movements
Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the year average, while shareholders’ funds are converted at year end rates of exchange.

Changes in exchange rates from year-to-year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance. For example, growth in Asia’s total MSB operating profit was 83 per cent at reported rates, compared to 103 per cent at Constant Exchange Rates (CER). This reflects the close relationship between most Asian currencies and the US dollar and its depreciation against sterling during the year.

Consequently, the Board has for a number of years reviewed the Group’s international performance at CER. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in our non UK businesses.

In the Business Review and Financial Review, year-on-year comparisons of financial performance are at CER, unless otherwise stated.

INSURANCE
United Kingdom and Europe
Prudential UK and Europe delivered a strong performance in 2004 increasing its market share in the medium to long-term savings market (excluding collective investments) by 2.3 percentage points to 8.9 per cent (based on data from the Association of British Insurers), reflecting not only its brand franchise and financial strength but also the significant progress made in broadening its distribution channels and product range while maintaining a clear focus on its customers.

Total annual premium equivalent (APE) sales were up 40 per cent on 2003 to £817 million, which included £111 million in relation to a substantial annuity transaction with Royal London which was concluded in December. Excluding Royal London, APE sales grew 21 per cent to £706 million. Growth was driven by increased sales of unit-linked bonds (up 219 per cent), bulk annuities (up 62 per cent), individual annuities (up 24 per cent) and credit life protection products (up 224 per cent).

This increase in new business sales and a new business margin of 27 per cent led to an increase in new business achieved profit (NBAP) of 40 per cent to £220 million. Total achieved profits basis operating profit increased 25 per cent to £450 million. The increase in profit from the in-force book was partially offset by experience and assumption changes. MSB operating profit was £305 million in 2004, an increase of 19 per cent on 2003. This was driven principally by increased annuity sales now being written through the shareholder-backed subsidiary, Prudential Retirement Income Limited (PRIL).

New business achieved profit margins, averaged across all products, remained stable at 27 per cent, however individual product performance varied. Margins on Business to Business (B2B) corporate pensions fell from 16 per cent to nine per cent principally as a result of higher proportions of less profitable unit-linked products, rather than with-profits products being sold in 2004. In line with our strategy to develop further our shareholder-backed business, we have sold an increasing volume of both unit-linked bonds and protection products. The increased scale of the

RESULTS HIGHLIGHTS
		2003
	2004	(at 2004	Percentage	2004	2003	Percentage
£m unless otherwise stated	(as reported)	exchange rate)	change	(as reported)	(as reported)	change

Annual premium equivalent (APE) sales	1,846	1,464	26%	1,846	1,557	19%
Net investment flows	3,589	2,908	23%	3,589	3,031	18%
New business achieved profit (NBAP)	688	561	23%	688	605	14%
NBAP margin	37%	38%	–	37%	38%	–
Total achieved profits basis operating profit*	1,124	807	39%	1,124	861	31%
Total modified statutory basis (MSB) operating profit*	603	405	49%	603	424	42%
Achieved profits basis shareholders’ funds	8,596	6,762	27%	8,596	7,005	23%
MSB shareholders’ funds	4,281	3,060	40%	4,281	3,240	32%

*Continuing operations – excluding Jackson Federal Bank (JFB) and Egg’s France business.
In the Business Review and Financial Review, year-on-year comparisons of financial performance are at constant exchange rates (CER), unless otherwise stated.

PRUDENTIAL PLC ANNUAL REPORT 2004	05

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BUSINESS REVIEW CONTINUED	A WORLD OF OPPORTUNITY

unit-linked bond business has enabled it to approach a break-even position in terms of NBAP. Margins on annuities and with-profits products remained in excess of 40 per cent. As Prudential UK broadens its product range, the mix of business it expects to write in the future is likely to lead to some reduction in the overall new business profit margin. Prudential UK expects this to be offset by higher new business premiums, a greater proportion of which will be shareholder-backed.

Prudential UK operates through four diversified distribution channels. The Intermediaries (IFA) channel, which accounted for 34 per cent of APE sales in 2004, distributes a range of medium to long-term savings products primarily through independent financial advisers and will include sales generated through multi-ties. The B2B channel, which accounted for 28 per cent of 2004 APE sales, distributes corporate pensions through worksite marketing in partnership with consulting actuaries and benefit consultants. The Partnerships channel has responsibility for developing relationships with banks and other distributors and accounted for 26 per cent of APE sales in 2004, an increase from six per cent in 2003. The remaining 12 per cent of APE sales was generated by the Direct to Customer channel which focuses primarily on the sale of annuities to individual pension customers, although an increasing proportion of this is now being transacted through IFAs.

Independent financial advisers continue to be the principal channel for the distribution of life and pension products for insurers in the UK. This channel is undergoing significant change with the introduction by the Financial Services Authority (FSA) of new depolarisation rules leading to the establishment of multi-tie panels. Over the next few years, Prudential UK expects that a significant proportion of IFAs, which previously operated as whole-of-market providers, will move to a panel approach whereby they distribute the product range of a select number of life companies.

Prudential UK has already been appointed to work with Sesame, Millfield, Tenet and Burns-Anderson on the design of their respective multi-tie propositions. It has been appointed to the regulated multi-tie panels for Sesame, Millfield, Burns-Anderson and THINC Destini and has also been appointed as THINC Destini’s single-tie annuity provider.

Depolarisation is also expected to have an effect on the UK bank distribution market as some banks move to offer their customers products from a panel of different providers rather than from a single product provider. Prudential UK has already seen significant growth through its partnership agreements with Lloyds TSB and Alliance & Leicester for the distribution of credit life protection products and with Zurich and Pearl for the distribution of individual annuities. The existing reassurance agreement with Zurich will be replaced in the second half of 2005 with a direct offer arrangement under which advisers of Openwork (formerly Zurich Advice Network) will sell Prudential’s range of annuity products to their customers on an exclusive basis following the Openwork operational launch.

Prudential UK has also entered into a five-year partnership agreement with St. James’s Place which becomes effective in May 2005 and will allow SJP Partners to sell exclusively Prudential’s annuity products to their customers. On 1 March 2005, Barclays announced its intention to appoint Prudential UK as one of its nominated product providers as part of the bank’s multi-tie approach to distribution to be launched later this year.

Prudential UK has maintained leading positions in many of its core product areas including annuities, corporate pensions and with-profits bonds. Nearly all of its annuity business is now written through PRIL. From July 2004, this included maturing pensions from the unit-linked and with-profits funds, the latter of which makes up a large proportion of annuity sales. In addition, shareholder capital is used to support the annuity business written on behalf of other insurers (such as the agreements with Zurich and Pearl). Prudential UK is one of the few insurers to write bulk annuity business and, including the Royal London transaction, wrote £158 million APE in 2004, representing a 72 per cent share of the market.

Prudential UK is a market leader in corporate pensions: in 2004, it was the provider to 20 per cent of FTSE 350 companies, managing more than 4,000 pension schemes, and it is the market leader in the provision of pension schemes to the UK public sector. It has enhanced its sales process to include automatic enrolment and greater use of worksite marketing to support its position.

Despite seeing reductions in sales of with-profits bonds across the market, Prudential believes that there is still customer demand for products offering a smoothed investment return; PruFund, a transparent smoothed investment product, was introduced to the market in September. Savers had invested £10 million (APE £1 million) in PruFund by the year end.

The Prudential Assurance Company’s (PAC) long-term fund remains well capitalised with a free asset ratio of 14.8 per cent on the former regulatory Form 9 basis, without taking account of future profits or implicit items. The with-profits fund delivered a pre-tax return of 13.4 per cent in 2004, compared with a FTSE All Share (Total Return) of 12.8 per cent. Consequently, Prudential

UNITED KINGDOM AND EUROPE – RESULTS HIGHLIGHTS
£m unless otherwise stated	2004	2003*	Percentage change

APE sales	817	584	40%
NBAP	220	157	40%
NBAP margin	27%	27%	–
Total achieved profits basis operating profit	450	359	25%
Total MSB operating profit	305	256	19%

*Certain investment mandates previously reported as UK Corporate Pensions business are now reported as M&G institutional investment flows. This gives rise to a restatement of 2003 UK APE sales of £32m (from £616m to £584m) and 2003 UK NBAP of £9m (from £166m to £157m).

06	PRUDENTIAL PLC ANNUAL REPORT 2004

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UK announced in February 2005 that total bonus rates were increased or maintained on all unitised plans showing that with-profits business continues to deliver attractive returns for policyholders when provided by a financially strong and well managed fund such as Prudential.

Prudential UK has also made a significant investment in its unit-linked offering and this is reflected in the increase in year-on-year sales and market share. The Flexible Investment Bond, launched late in 2003, and the recently-launched range of protected bonds continue to build share in the growing IFA unit-linked bond market.

Throughout the year, Prudential UK has continued to extend its product range. Two risk management products for defined benefit pension schemes will widen the solutions available to pension schemes considering bulk annuity buy-outs. PruHealth, a healthcare product that links health and fitness to the cost of medical insurance plans, was developed in conjunction with Discovery Holdings of South Africa, the market leader in the South African healthcare market and launched in October 2004.

Prudential UK is achieving strong growth, through both new and existing products, and by developing new distribution opportunities. Having completed the £200 million cost saving programme, it has maintained a focus on capital management and has achieved further cost efficiencies. This is reflected in Prudential UK’s ability to maintain overall new business margins in 2004.

Prudential UK’s performance reflects the continued impact of its brand, track record of investment performance and financial strength, as well as its successful transition from a with-profits and direct sales orientated company into a competitive, cost effective organisation. The successful diversification of its distribution channels, new distribution agreements and broadened product range place Prudential UK in a strong position to continue to gain from developments in the UK market. Prudential UK expects sales in 2005 to grow by about 10 per cent from the base established in 2004. This compares with the industry expectation for UK market growth of around five per cent for 2005.

United States
In 2004, Jackson National Life (JNL) delivered record sales despite the challenges of low crediting rates offered in the fixed annuity market, relatively flat equity markets during the first nine months of the year and an evolving regulatory environment.

APE sales for the year of £453 million were up 21 per cent on 2003, with total retail sales of £368 million, up 12 per cent on 2003. Variable annuity sales growth in 2004 was 15 per cent compared with market growth of three per cent (Source: VARDS).

New business achieved profit of £156 million was up 18 per cent on 2003. This increase reflects a 21 per cent increase in total sales, partially offset by a shift in product mix towards a higher proportion of equity-linked indexed annuity, life and institutional sales and a small impact from economic assumption changes.

Total achieved profits basis operating profit on continuing operations of £303 million was up 75 per cent on 2003. Total achieved operating profit on long-term business of £317 million was up 80 per cent on 2003. This reflects an 18 per cent increase in new business achieved profit and an in-force profit of £161 million, which was more than three times higher than in 2003. The increase in in-force profit primarily reflects an improvement in spread income on fixed annuities, lower economic assumption changes and a £28 million favourable legal settlement.

Total MSB operating profit on continuing operations of £182 million was up 46 per cent on 2003. The 53 per cent growth in long-term business operating profit reflects £169 million higher spread income and record variable annuity fee income due to significant growth in separate account assets. In addition, there were two one-off items, a £28 million favourable legal settlement and a positive £8 million adjustment arising from the adoption of SOP 03-01 ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts’. This adjustment relates to a change in the method of valuing certain liabilities.

In 2004, JNL continued its focus on giving its customers greater freedom of choice by enhancing its product portfolio, distribution network and customer service.

In March, JNL launched its first variable universal life product and in May it introduced Fifth Third Perspective, a variable annuity product designed exclusively for customers of Fifth Third Securities. In the eight months since launch, sales of this product accounted for more than 65 per cent of JNL’s total variable annuity sales through Fifth Third Securities in 2004. In October, it added further investment options to its Perspective II variable annuity product as well as two new optional benefits which customers can actively select and pay for.

JNL is a top 10 player (as measured by net flows) in the variable annuity market. Its variable annuity assets grew 36 per cent in 2004 compared to industry growth of 12 per cent and Perspective II was the best selling variable annuity contract in terms of net flows in the US (Source: VARDS). The rate of take up of the fixed account option continued at normal levels, with 29 per cent of the variable premium going into the fixed account, compared with 48 per cent in 2003. JNL offers a range of variable annuity guarantee benefits for which customers pay.

UNITED STATES – RESULTS HIGHLIGHTS
£m unless otherwise stated		2003
	2004	(at 2004	Percentage	2004	2003	Percentage
	(as reported)	exchange rate)	change	(as reported)	(as reported)	change

APE sales	453	374	21%	453	418	8%
NBAP	156	132	18%	156	148	5%
NBAP margin	34%	35%	–	34%	35%	–
Total achieved profits basis operating profit*	303	173	75%	303	194	56%
Total MSB operating profit*	182	125	46%	182	140	30%

*Continuing operations – excluding Jackson Federal Bank (JFB) which was sold in October 2004.

PRUDENTIAL PLC ANNUAL REPORT 2004	07

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BUSINESS REVIEW CONTINUED	A WORLD OF OPPORTUNITY

JNL’s APE fixed annuity sales of £113 million in 2004 were down eight per cent on 2003. It was ranked the seventh largest provider of fixed annuities in the US (Source: LIMRA).

Institutional APE sales of £85 million were up 98 per cent on 2003. JNL has taken advantage of attractive issuance opportunities as they have arisen during the year, and will continue to do so in 2005.

JNL took a significant step forward in 2004, enhancing its customer servicing and support function through the reorganisation of its customer support centres to provide standardised procedures, increased operational efficiency and improved customer service.

Curian Capital, which provides innovative fee-based separately managed accounts, had net investment flows of £387 million in the year. At the end of 2004, 21 months from launch, it had accumulated over US$1 billion (£550 million) of funds under management. As the business builds scale, we expect operating losses to reduce.

A key factor in JNL’s continuing success is the strength of its relationship-based distribution model, which is heavily dependent upon achieving the highest levels of customer satisfaction. In 2004, JNL received two service awards and was one of only eight companies across all sectors to earn a world-class customer satisfaction award from North America’s Service Quality Measurement Group. It also received the ‘highest customer satisfaction by industry’ award for the financial services industry.

In October 2004, JNL completed the sale of Jackson Federal Bank (JFB) to Union Bank of California for £166 million. JFB’s principal area of business was banking and commercial real estate lending, which no longer aligned with JNL’s strategy.

As part of JNL’s continued focus on developing its life business, in November it announced the purchase, subject to regulatory approval, of Life Insurance Company of Georgia for £137 million. This acquisition will double the number of JNL’s in-force life and annuity policies, add scale to its operating platform and expand its distribution capability. This will enable JNL to grow its life business at a higher return and faster rate than it can achieve organically. JNL anticipates achieving a minimum internal rate of return after tax on this transaction of 13 per cent and the capital provided from its retained earnings will be returned over a payback period of about five years. The planning for the integration of the business is on track and full integration is anticipated within 12 months of closing the transaction. The regulatory approval process is under way.

The US is the world’s largest medium and long-term savings market. Although a fragmented market, it contains many profitable segments. JNL is a scale player in its chosen segments and its position as a low cost provider gives it an expense advantage over competitors. JNL’s distribution proposition is strong; it provides market leading sales support through value-added wholesaling and marketing support.

The ageing demographics of the US, combined with customers’ increasing demand for professional advice, increase the potential for profitable growth. JNL is well positioned to capitalise on this given its strength among independent broker-dealers through National Planning Holdings (NPH), its independent broker-dealer network. In 2004, NPH increased gross sales by 23 per cent and increased agent productivity.

Following President Bush’s State of the Union address and the items contained in the President’s proposed 2006 budget, JNL anticipates a variety of initiatives to promote further individual choice, greater flexibility and a stronger orientation toward market-based solutions to savings and retirement. These proposals will include personal security accounts, as well as tax-free accounts for savings and simplified retirement accounts.

We expect the US market to grow at about four per cent in 2005 and JNL to grow sales at around twice this rate as current conditions continue to favour companies which have a range of variable and fixed annuity product offerings, a relationship-based distribution model and award-winning service. We expect to be able to maintain margins at current levels depending on the mix of business written.

Asia
In Asia, APE sales showed solid growth over 2003, up 14 per cent to £576 million with particularly high growth rates in India, Korea, Taiwan and China, offset to a certain extent by lower volumes in Vietnam due to a steadying of the market on the back of four years of explosive growth following liberalisation and in Japan where we are implementing our strategy to focus on more profitable products and distribution channels. Excluding discontinued lines in Japan, growth over 2003 was 20 per cent.

NBAP of £312 million was up 19 per cent on 2003 reflecting a combination of increased sales and higher product margins. APE increased by 14 per cent on 2003. The NBAP margin was 54 per cent, compared to 52 per cent in 2003 due to effective management of country and product mix.

ASIA – RESULTS HIGHLIGHTS
£m unless otherwise stated		2003
	2004	(at 2004	Percentage	2004	2003	Percentage
	(as reported)	exchange rate)	change	(as reported)	(as reported)	change

APE sales	576	506	14%	576	555	4%
NBAP	312	262	19%	312	291	7%
NBAP margin	54%	52%	–	54%	52%	–
Total achieved profits basis operating profit*	381	328	16%	381	365	4%
Total MSB operating profit*	126	77	64%	126	85	48%

*Excluding development and Asia regional head office expenses.

08	PRUDENTIAL PLC ANNUAL REPORT 2004

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The Asian economies’ consistently high economic growth rates and favourable demographics, together with the trend to allow greater access to foreign financial services players makes these markets very attractive. However, success is not guaranteed; there are many regulatory, cultural, competitive and organisational challenges which favour companies such as Prudential who have a long history and clear commitment to Asia, a track record of delivery and an operating model enabling them to ‘think internationally and act locally’.

Over the last 10 years, building on its long-standing commitment to the region, Prudential has followed a proven strategy of expanding geographically, diversifying its distribution, launching innovative, customer-focused products and partnering with leading local institutions. Today, Prudential has operations in 12 countries and is Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions. It has an agency force of 136,000 that generates around 75 per cent of new business with the remainder of new business coming from a variety of distribution partnerships, including a number of leading banks. The face of Prudence is well-known throughout the region and has similar recognition levels to other leading international financial services institutions.

This breadth and depth of operations across the region gives Prudential diversity backed up by collective scale that is a real competitive advantage as it can leverage expertise and experience in some countries and apply this elsewhere as appropriate. It is also able to take a longer-term view on the development of the region as a whole. Prudential Corporation Asia’s consistently impressive NBAP margins illustrate not just the overall attractiveness of the Asian markets, but more specifically our success in maximising long-term value creation while effectively managing risk.

During 2004, the strength of Prudential Corporation Asia’s business model was illustrated in a number of ways:

when Prudential acquired its life operation in Taiwan in 1999, the first priority was to build distribution scale, and, consequently, agent numbers grew rapidly. In 2003 the focus shifted to broadening the product range and improving profitability by capitalising on being the first life operation in Taiwan to launch regular premium unit-linked insurance products through leveraging successes in markets such as Singapore and Malaysia. During 2004 APE volumes grew significantly by 23 per cent and the proportion of unit-linked sales is 40 per cent, significantly higher than the industry.

in India, the ICICI Prudential joint venture continues to grow very strongly with APE up 127 per cent on 2003. With ICICI’s strong local presence and reputation and Prudential’s expertise, it is the leading private sector player, well ahead of its nearest competitors. In 2004, the Indian government announced its intention to increase the cap on foreign ownership from 26 per cent to 49 per cent. While Prudential remains interested in increasing its stake in the joint venture, the relevant legislation has not yet been put before the Indian Parliament.

the Hong Kong market has seen some significant changes over the last few years with increasing emphasis on shorter-term single premium products sold through bank channels. Prudential’s innovative bancassurance model, as applied with Standard

Chartered Bank (SCB) in Hong Kong, has proven to be very effective in enabling Prudential to leverage its top five position in a very competitive market while still retaining a strong core agency channel which produces a higher proportion of regular premium business.

in Singapore the market is competitive and Prudential remains focused on profitability rather than pure volume; although new business APE declined by four per cent in 2004, new business achieved profit margins increased by five percentage points. Prudential’s other long-established market, Malaysia, which celebrated its 80th anniversary in 2004 recorded APE sales up 15 per cent on 2003.

the Japanese life market remains very challenging and in the third quarter of 2003 we scaled back our operations to focus on higher value distribution channels and more profitable products. While the operation is now somewhat more efficient with lower expense levels and has made some progress with establishing new distribution channels, it will take some time to deliver material new business volumes and become a positive contributor to Prudential Corporation Asia’s overall results.

However, in its other North Asian Market, South Korea, Prudential continues to have great success; new business APE growth was 113 per cent in 2004, driven by developing a multi-channel distribution model including a pioneering cable TV home shopping channel, bancassurance, proprietary distribution and a strong general agent (multi-tied) network. In 2004 we successfully launched a unit-linked insurance product, making Korea the 10th Prudential Corporation Asia market to offer these capital efficient products.

With over five million life insurance customers, Prudential Corporation Asia now has the scale to benefit from more standardisation and integration of processes and the introduction of common systems platforms. In 2004, the first step towards a more integrated back office was made with the launch of a regional processing centre, Prudential Services Asia, based in Malaysia’s high tech business park Cyberjaya.

In China, Prudential’s joint venture with China International Trust and Investment Corporation (CITIC) is one of the country’s leading foreign players and APE growth was 70 per cent last year. CITIC Prudential already operates in three cities, has a new Shanghai operation launching in the second quarter of 2005 and in February 2005 received additional licences for cities in Guangdong province (Dongguan and Foshan), and has approval to provide group policies alongside the core individual life products. It is expected that this rapid development will continue as geographic licensing restrictions ease further.

The impact of Prudential Corporation Asia’s focus on capital efficiency and its increasing scale can be seen as it is expected to become a net contributor of cash to the Group in 2006, whilst continuing to fund high growth rates.

We are confident of our ability to grow strongly and profitably in Asia: the opportunities in our newer markets, coupled with the strength of our larger operations, should enable us to accelerate our level of sales growth in 2005. We expect to be able to maintain margin while delivering this growth.

PRUDENTIAL PLC ANNUAL REPORT 2004	09

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BUSINESS REVIEW CONTINUED	A WORLD OF OPPORTUNITY

FUND MANAGEMENT
M&G
M&G is Prudential’s UK and European fund management business and has over £126 billion of funds under management, of which £98 billion relates to Prudential’s long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. We believe, based on data from the Investment Management Association, M&G ranks as the third largest asset manager in the UK.

In 2004, M&G’s operating profit including performance-related fees (PRF) was £136 million, an increase of £53 million on the previous year. Underlying profit, which excludes PRF, increased by 57 per cent to £110 million reflecting the strengths of M&G’s diversified business, disciplined cost management and the success it has had in developing new sources of revenue. Over the last two years, M&G’s underlying profit has more than doubled even though the average of the FTSE All Share index in 2004 was at similar levels to 2002.

Performance-related fees in 2004 were £26 million, including £20 million as a result of several exceptionally profitable realisations by PPM Ventures that are not expected to recur. M&G also received £6 million of performance fees for the management of the Prudential Assurance Company long-term and annuity funds, which continued to beat their strategic and competitor benchmarks during the year.

M&G enjoyed a very strong year in terms of sales, with gross fund inflows up 54 per cent to £5.8 billion. Net fund inflows were up 48 per cent to £2 billion. External funds under management, which represent approximately one quarter of M&G’s total funds under management, rose by 19 per cent during the year to £28.7 billion due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

In M&G’s retail businesses, gross fund inflows were a record £2 billion in 2004, up 61 per cent on the previous year. In the UK, M&G maintained its fixed income sales and continued to increase fund flows into equity funds on the back of its strong fund performance. The launch of the M&G Property Fund in March 2004 provided M&G with an additional asset class for the retail market and added a significant boost to sales. The success of M&G’s expansion into Germany, Austria and Italy was evident in 2004 with gross fund inflows growing fourfold to €611 million (£433 million), compared with the previous year.

In its institutional businesses, M&G continued to reap the benefits of its position as a leading innovator in fixed income and private finance, with gross fund inflows increasing by 50 per cent to £3.9 billion during 2004. The successful strategy of developing new external business lines with attractive margins, using expertise developed for internal funds, generated increased revenue streams, especially in the area of non-correlated assets such as leveraged loans. M&G’s private finance business closed two more Collateralised Debt Obligations (CDOs) during the year, bringing the total number of CDOs launched since 2001 to six.

M&G’s property division, Prudential Property Investment Managers (PruPIM), which invests primarily on behalf of the Prudential Assurance Company, significantly increased its funds under management during 2004 and expanded its product offering into the retail marketplace with the launch of the M&G Property Fund alongside the successful expansion of its unit-linked funds. PruPIM is one of the largest institutional property fund managers in the UK with over £14.8 billion invested in the property market.

Looking forward, we expect M&G to continue to perform strongly building on its current position.

Asia Fund Management
Prudential Corporation Asia manages £22.5 billion funds under management, a growth of 24 per cent from 2003, on behalf of the Asian life businesses, funds allocated from elsewhere in the Prudential Group to Asia and retail customers’ funds principally in the form of mutual funds. Collectively it is one of the region’s largest international fund managers and has investment product funds under management of £7.8 billion.

Investment flows are from our mutual fund operations in seven Asian markets and include our 36 per cent share of our joint venture with Bank of China International (BOCI) in Hong Kong for Mandatory Provident Fund (MPF) products and unit trusts.

During 2004 our Japanese mutual fund operation has seen considerable success with net inflows of £1.4 billion, primarily driven by marketing US bond funds that leverage the expertise of PPM America.

FUND MANAGEMENT – RESULTS HIGHLIGHTS
		2003
	2004	(at 2004	Percentage	2004	2003	Percentage
£m unless otherwise stated	(as reported)	exchange rate)	change	(as reported)	(as reported)	change

M&G:
Gross investment flows				5,845	3,797	54%
Net investment flows				2,004	1,353	48%
Underlying profit before PRF				110	70	57%
Total MSB operating profit				136	83	64%

Asia Fund Management:
Net investment flows	1,198	1,416	(15)%	1,198	1,522	(21)%
Total MSB operating profit	19	11	73%	19	13	46%

10	PRUDENTIAL PLC ANNUAL REPORT 2004

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These strong fund inflows from Japan and good results from our Korean asset management business offset the marked decline in Taiwan’s bond funds’ assets under management, where industry-wide concerns over the liquidity of some bond funds unsettled the market during the second half of 2004. As a result, funds under management in Taiwan reduced by 33 per cent during 2004.

Looking ahead, while our Asian funds division will continue to add value to its core internal clients, there are also good opportunities for it to continue to expand its retail customer base.

BANKING
Egg
Egg is an innovative financial services company, providing a range of banking and financial services products through its internet site. The principal business includes credit cards, deposits, general insurance and mortgages.

Operating profit from the core UK business was £74 million, compared with £73 million in 2003. This represents a solid result considering the increased competition and rising interest rates that have impacted the credit card and personal loan markets.

Unsecured lending grew strongly by £1.4 billion during 2004 taking total balances to £6.2 billion as at the end of 2004, up 30 per cent on last year. The successful cross-selling of personal loans into their credit card customer base has been complemented by the MasterCard proposition launched in June, which is proving popular with Egg’s customers and has now achieved almost £140 million in balances. Overall, Egg’s share of the credit card market had increased to six per cent at the end of 2004.

Income arising from the UK of £497 million grew by 18 per cent on 2003, with non-interest income providing the majority of the increase. Margins were under pressure throughout the year from increased competition, especially in the first half, and rising base rates. Despite the rising interest rate and competitive landscape, net interest income increased by nine per cent on 2003. Other income also grew impressively, up 34 per cent to £210 million. Record loan disbursements and good card balance growth, with associated revenue from cross-sales of payment protection insurance, was the main factor.

Egg’s effective cost management and good credit quality also contributed to the solid results from its UK operation. It has increased its provision levels to reflect the change in its product mix following growth in its unsecured lending portfolio, the stage in the life cycle of its card and loan books and the increasing proportion of personal loans business.

Egg has 3.1 million customers who are defined as ‘marketable’ based on their activity levels. Moving forward, Egg will focus on growing lending balances and fee income through a mix of both acquisition and cross-sales rather than by customer acquisition as the key growth metric.

The operating loss for the discontinued French operation was £37 million reflecting the results up to the date of the announcement of Egg’s intention to withdraw from the market in July 2004. In 2004, Egg sold its French unsecured lending, savings and brokerage portfolios and in early 2005 closed the current account business. The expected total exit costs remain unchanged from the £113 million provision established in July 2004.

Consistent with the intention to focus on its successful UK business, Egg has sold its investment business to Fidelity at a small loss, which will release approximately £20 million of capital back to its core banking business in 2005. It has also put Funds Direct, its investment wrap platform business, up for sale and provided for a £17 million impairment charge against the full carrying value of the underlying assets in Funds Direct.

During 2005, Egg intends to undertake a restructuring of share capital and reserves with a view to eliminating its profit and loss deficit against other reserves including the share premium account. This restructuring will allow the payment of dividends as and when sufficient distributable reserves have been generated and Egg’s Board considers it to be in the best interests of the Company and its shareholders.

Looking forward, Egg’s highly attractive unsecured lending portfolio represents an opportunity to grow further and deliver healthy returns. In addition, it will continue to build on its strong relationship with customers and their levels of consideration to buy other products from Egg, as evidenced by general insurance cross-sales in the fourth quarter. To this end, Egg will look to offer a broader range of products and services in 2005 and beyond.

We expect Egg to finance its own growth without requiring capital support from the Group.

EGG – RESULTS HIGHLIGHTS
			Percentage
£m unless otherwise stated	2004	2003	change

Total MSB operating profit*:
Egg UK	74	73	1%
Subsidiaries/Associates/
Joint Ventures	(21)	(4)	(425)%
Others	(10)	(14)	29%

	43	55	(22)%

Net interest income*	287	263	9%
Non-interest income*	210	157	34%

*Continuing operations – excluding Egg’s France business.

PRUDENTIAL PLC ANNUAL REPORT 2004	11

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FINANCIAL REVIEW	A WORLD OF OPPORTUNITY

SALES AND FUNDS UNDER MANAGEMENT

Prudential delivered strong growth in sales during 2004 with total new insurance sales up 40 per cent to £12.1 billion at constant exchange rates (CER). This resulted in record insurance sales of £1.85 billion on the annual premium equivalent (APE) basis, an increase of 26 per cent on 2003. At reported exchange rates, APE was up 19 per cent on 2003.

In 2004, gross written premiums, including insurance renewal premiums, increased 19 per cent to £16.4 billion, reflecting the growth of new insurance sales in 2004 and the significant contribution from regular premium business written in previous years.

Total gross investment sales for 2004 were £25.1 billion, up 21 per cent on 2003 at CER. Net investment sales of £3.6 billion were up 23 per cent on last year at CER. The strong growth across a number of markets offset the high level of redemptions in Taiwan, which was the result of market concern about the liquidity of bond funds across the Taiwanese mutual fund market.

Total investment funds under management in 2004 increased by 19 per cent from £30.9 billion to £37.1 billion, reflecting net investment flows of £3.6 billion and net market and other movements of £2.6 billion.

At 31 December 2004, total insurance and investment funds under management were £187 billion, an increase of 11 per cent from 2003. This marked a record level of funds under management and the increase was primarily due to the combination of changes in the market value of investments and the impact of net insurance and investment sales achieved during the year.

BASIS OF PREPARATION OF RESULTS
Prudential is required to account for its long-term insurance business on the modified statutory basis (MSB) of reporting under UK accounting standards. The Group’s primary financial statements are therefore prepared on this basis and broadly reflect the UK solvency-based reporting regime and, for overseas territories, adjusted local or US GAAP. In broad terms, MSB profit for long-term business reflects the aggregate of statutory transfers from with-profits funds and profits on a traditional deferral and matching approach for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of MSB profit over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over time however, aggregate MSB profit will be the same as aggregate cash flow.

Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. MSB profit does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

Accordingly, in common with other listed UK life assurers, Prudential also reports supplementary results for its long-term operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations, including fund management and banking businesses. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return, but excludes amortisation of goodwill, exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

In the directors’ opinion, the achieved profits basis provides a more realistic reflection of the current performance of the Group’s long-term insurance operations than results on the MSB basis, as it reflects the business performance during the accounting period under review, although both bases should be considered in forming a view of the Group’s performance.

There is further discussion on the development of accounting policies and the potential impact on the reported results of the Group on pages 24 to 27 of this Financial Review.

ACHIEVED PROFITS BASIS RESULTS
The achieved profits basis results for long-term business are prepared in accordance with the Association of British Insurers’ (ABI) guidance for achieved profits reporting issued in December 2001. This guidance requires that for countries where capital markets are well developed, the economic assumptions used for the projection of cash flows are to be on an active basis, which is primarily based on appropriate government bond returns at each period end. The effects of changed economic assumptions on the adjusted opening balance sheet value are reflected in the profit reported for the year and excluded from operating profit.

The active basis is applied to UK and US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$-denominated business in Hong Kong). Assumptions in other Asian countries continue to be based on an assessment of long-term economic conditions.

In 2004, use of the active basis resulted in a decrease in the risk discount rate applied to the UK insurance operations from 7.4 per cent to 7.2 per cent, and a decrease in the UK investment return assumption for the UK with-profits fund from 6.8 per cent to 6.5 per cent. The decrease primarily reflects decreases in the 15-year gilt yield from 4.8 per cent at the end of 2003 to 4.6 per cent at the end of 2004. The risk margin over the risk free rate was maintained at 2.6 per cent. The expected long-term inflation rate assumption decreased from 3.1 per cent to 2.9 per cent, reflecting the difference between conventional and index-linked gilts. These changes are a function of the active basis rather than a change in Prudential’s long-term view of future returns and levels of price inflation.

In the US, the risk discount rate has remained at 7.4 per cent. The level of capital required to support the business (the ‘target surplus’) has been taken, as in 2003, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners’ risk-based capital standards for life insurance companies.

12	PRUDENTIAL PLC ANNUAL REPORT 2004

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In Asia, each country has its own specific discount rate. The weighted average risk discount rate, which is determined by weighting each Asian country’s economic assumptions by reference to the achieved profits basis operating results for new business written in 2004, was 9.6 per cent in 2004, a decrease from 10.4 per cent in 2003. The discount rates used in various country operations range between five per cent to 19 per cent. The weighted risk discount rate declined during 2004 principally due to lower pre-tax expected long-term nominal rates of investment return and lower weighted long-term rate of inflation assumptions due to changes in the geographic mix of business in 2004.

The overall impact on the Group’s achieved profits basis result for 2004 of using these revised economic assumptions compared with those used in 2003, was a reduction in new business achieved profit (NBAP) of around £13 million and a decrease in achieved profits basis shareholders’ funds of £85 million.

Achieved Profits Basis Operating Profit
Total achieved profits basis operating profit from continuing operations was £1,124 million, up 39 per cent from 2003 at CER. At reported exchange rates, the result was up 31 per cent. This result reflects a combination of strong growth in the insurance and fund management businesses.

Prudential’s insurance business achieved significant growth, both in terms of new business achieved profit (NBAP) and in-force profit, resulting in a 35 per cent increase in operating profit over 2003 at CER. NBAP of £688 million was up 23 per cent on the prior year at CER and up 14 per cent at reported exchange rates. In-force profit increased 51 per cent on 2003 at CER to £460 million. At reported exchange rates, in-force profit was up 46 per cent.

Results from fund management and banking business were £184 million, an increase of 26 per cent at CER on 2003. This was mainly driven by the significant contribution from M&G.

Other income and expenditure was negative £193 million compared with negative £178 million at CER in 2003. This reflected an increase in investment return on centrally held assets and other income offset by higher interest payable and head office costs.

New Business Achieved Profit
In 2004, the Group has generated record new business achieved profit (NBAP) from insurance business of £688 million which was 23 per cent above 2003 at CER, driven by strong sales momentum across all markets. At reported exchange rates, NBAP was up 14 per cent. The average Group NBAP margin of 37 per cent was slightly down from 38 per cent in 2003. The overall margin has been broadly maintained over the last two years, reflecting careful management of product mix within each business and across the three regions.

NBAP from the UK and Europe Insurance Operations was £220 million, an increase of 40 per cent on 2003. This reflected increased APE sales and a balanced shift in sales mix. This positive movement arose due to increased sales of more profitable bulk annuities partially offset by reduced sales of high margin with-profits bonds and increased sales of less profitable executive pensions.

Individual and bulk annuity margins remained strong at 43 per cent and 46 per cent respectively, partly as a consequence of nearly all annuity business now being written in Prudential Retirement Income Limited (PRIL), a shareholder-backed business. 88 per cent of

ACHIEVED PROFITS BASIS OPERATING PROFIT
		2003
	2004	(at 2004		2004	2003
	(as reported)	exchange rate)	Percentage	(as reported)	(as reported)	Percentage
	£m	£m	change	£m	£m	change

Insurance business:
UK and Europe	450	359	25%	450	359	25%
US	317	176	80%	317	197	61%
Asia	381	328	16%	381	365	4%
Development expenses	(15)	(24)	38%	(15)	(27)	44%

	1,133	839	35%	1,133	894	27%

Fund management business:
M&G	136	83	64%	136	83	64%
US broker-dealer and fund management	(14)	(3)	(367)%	(14)	(3)	(367)%
Asia fund management	19	11	73%	19	13	46%

	141	91	55%	141	93	52%

Banking:
Egg (UK)	43	55	(22)%	43	55	(22)%

Other income and expenditure	(193)	(178)	(8)%	(193)	(181)	(7)%

Operating profit from continuing operations	1,124	807	39%	1,124	861	31%

PRUDENTIAL PLC ANNUAL REPORT 2004	13

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

annuities business was written in shareholder-backed funds in 2004, compared with 56 per cent in 2003. Previously, a substantial proportion of annuity business was written in a subsidiary of the with-profits fund.

PRIL was established in September 2000, initially to write bulk annuity business. This was expanded to include external individual annuity business and Prudential-branded internal vestings (annuity business sales arising from maturing in-force pension books) in September 2001 and July 2004 respectively.

Business to Business (B2B) corporate pensions saw a fall in NBAP margins to nine per cent principally reflecting a change of mix towards the less profitable unit-linked products. Margins on with-profits bonds remained stable at 41 per cent.

As the unit-linked business has gained scale, with sales growing by 219 per cent in 2004, margins have approached a break-even position.

In the US, Jackson National Life’s (JNL) NBAP of £156 million was up 18 per cent on 2003 at CER and up five per cent at reported rates. This increase was principally volume driven as a result of high sales levels recorded during the year. The NBAP margin was 34 per cent in 2004, a slight reduction from 35 per cent in 2003 due to a shift in product mix and a small impact from economic assumption changes.

JNL’s expense ratio has fallen three basis points from 2002 to stand at 46 basis points at the end of 2004. We believe JNL benefits from its considerable expense advantage relative to its principal competitors enabling it to maintain these attractive margins.

The margin achieved on variable annuity business in 2004 was 37 per cent compared with 36 per cent in 2003. This improvement is a result of pricing changes instituted early in 2004. For fixed annuity business the margin declined by nine per cent over the last two years to 32 per cent at the end of 2004. The reduction in margin is due to a lower fund earned rate as yields have declined, however target spreads have been maintained.

In Asia, NBAP of £312 million was up 19 per cent at CER on 2003, reflecting a combination of increased sales and higher NBAP margin. During 2004, APE sales were up 14 per cent on 2003 and the NBAP margin was 54 per cent, compared with 52 per cent in 2003 at CER. The increase in margin was principally due to a combination of changes in country mix and product mix being offset by the impact of assumption changes.

In-Force Achieved Profit
Total in-force profit in 2004 was £460 million, an increase of 51 per cent on 2003 at CER. This was driven by the significant increase in the in-force profit in the US.

UK and European in-force profit of £230 million was up 19 per cent on 2003. The profit arising from the unwind of discount from the in-force book was partially offset by adverse operating assumption changes and other experience charges.

A charge of £66 million was made reflecting a 40 per cent strengthening of the persistency assumptions on the closed book of personal pensions business sold through the closed direct sales force channel. This assumption change reflects Prudential UK’s experience over the last three years and, post-tax, represents about one per cent of the overall embedded value of the UK business.

Measures to manage and improve the conservation of in-force business have had a beneficial effect on persistency that Prudential UK expects to maintain or improve. Consequently, Prudential UK has not changed persistency assumptions for all other products.

Other charges of £34 million include £21 million of costs associated with complying with new regulatory requirements and restructuring.

In the US, the in-force profit of £161 million was more than three times higher than in 2003. This growth reflects improvements from 2003 in net experience variances to positive £33 million (an increase of £46 million at CER), changes in operating assumptions to negative £3 million (an increase of £16 million at CER) and changes in other items to positive £12 million (an increase of £37 million at CER). Included in other items is a £28 million favourable legal settlement.

The £33 million positive total experience variance includes a £43 million positive spread variance (net of risk margin reserve) primarily reflecting a favourable variance in the fixed annuity portfolio. The assumed spread on new fixed annuity business is 155 basis points grading to 175 basis points over five years.

Asia’s in-force profit (before development expenses and the Asian fund management business) increased to £69 million in 2004 from £67 million in 2003 at CER. This reflects a higher unwind of the discount rate as the in-force business builds scale and lower experience variances, offset by assumption changes of £56 million. The assumption changes made in 2004 principally reflect a worsening persistency in Singapore and a revision to expense assumptions in Vietnam.

Non-Insurance Operations
M&G
M&G’s operating profit was £136 million, an increase of 64 per cent on last year. This included £26 million in performance-related fees (PRF), of which £20 million was generated by PPM Ventures on the exceptionally profitable realisation of several investments during the year.

Underlying profit of £110 million was 57 per cent higher than 2003, achieved as a result of a strong performance across all of M&G’s business lines. Significant growth was delivered in the areas of fixed income, retail and property; attributable to the continued development of new business streams and the recovery in stock markets during 2004. In addition, underlying profit was also boosted by £7 million of one-off provision releases in 2004 that will not recur in future years.

M&G’s revenue growth continues to be combined with careful cost control. In 2004, M&G enjoyed the first full year of savings from the outsourcing of retail administration at the end of 2003. This, together with the tight management of overhead across the entire business, has resulted in costs remaining flat for the last four years.

US broker-dealer and fund management businesses
The broker-dealer and fund management operations, which include Curian Capital, reported a total loss of £14 million, compared with a £3 million loss in 2003. This primarily reflects increased losses at Curian Capital as the business continues to build scale.

Asia fund management business
Profit from Asia fund management operations was £19 million, up 73 per cent from 2003, reflecting a combination of increasing scale and profitability in the retail business, particularly from the joint venture with ICICI in India, and higher management fees from the UK and Asia life businesses.

Egg
Egg’s total continuing operating profit in 2004 was £43 million, compared with £55 million in 2003, reflecting an increase in profit

14	PRUDENTIAL PLC ANNUAL REPORT 2004

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from the UK business offset by a £17 million impairment charge on the underlying assets of Funds Direct.

Egg’s UK business delivered a good set of results with a particularly encouraging performance in the second half of 2004. For the full year, a profit of £74 million was recorded, compared with £73 million in 2003. This represents a solid result considering the increased competition and rising interest rates that have impacted the credit card and personal loan markets.

Included in the continuing operating results was a charge of £3 million, which related to the migration and other exit costs associated with the transfer of the funds supermarket business to Fidelity FundsNetwork. The transfer will result in annual savings of around £3 million.

Following the decision to dispose of its investment in Funds Direct, its investment wrap platform business, Egg provided for a £17 million impairment charge against the full carrying value of the underlying assets of Funds Direct.

Others
Asia’s development expenses (excluding the regional head office expenses) reduced by 38 per cent at CER to £15 million, compared with £24 million in 2003. These development expenses primarily related to repositioning the insurance operation in Japan.

Other net expenditure increased by £15 million to £193 million. This reflected an increase in investment return and other income offset by higher interest payable and head office costs. Head office costs (including Asia regional head office costs of £29 million) were £83 million, up £16 million on 2003. The increase mainly reflects the substantial work being undertaken for the implementation of International Financial Reporting Standards, Sarbanes-Oxley and other regulatory costs.

Total Achieved Profits Basis – Result Before Tax
(Year-on-year comparisons below are based on reported exchange rates.)

The result before tax and minority interests was a profit of £1,521 million, up 82 per cent on 2003. This primarily reflects the strong operating profit from continuing operations of £1,124 million and the lower negative effect of changes in economic assumption of £100 million, compared with negative £540 million in 2003. The result also benefited from strong investment performance which was ahead of the long-term investment assumptions.

The UK component of short-term fluctuations in investment returns of £402 million reflects the difference between an actual investment return delivered for the with-profits life fund of 13.4 per cent and the long-term assumed return of 6.5 per cent.

Short-term investment fluctuations in the US were £207 million. This includes a positive £161 million which represents the difference between actual net bond gains and the five-year average amount included in operating profit, and a positive £24 million in relation to changed expectations of future profitability on in-force variable annuity business, due to the separate account return exceeding the long-term return reported in operating profit. In 2004, actual net bond gains were £48 million, compared with £39 million of bond losses in 2003.

In Asia, short-term investment fluctuations were £48 million, compared with £1 million last year. This mainly reflects the rising equity markets in a number of countries and falling bond yields in Singapore.

In the UK, economic assumption changes of negative £19 million reflect the impact of the decrease in the future investment return assumption offset by the decrease in the risk discount rate.

In the US, economic assumption changes were negative £53 million and included a reduction in the projected fund earned rate, a reduction in the spread assumption for equity-linked indexed annuities business in force prior to 2002 and an increase in inflation rates.

Asia’s negative economic assumption changes of £28 million primarily reflect a change in Taiwan as a result of an increase in the discount rate and a change in the fund earned rate assumption.

Amortisation of goodwill was £97 million in 2004 compared to £98 million in 2003.

Profit on the disposals of Jackson Federal Bank and the Group’s 15 per cent interest in Life Assurance Holding Corporation Limited was £41 million and £7 million respectively.

In France, an exit cost provision of £113 million was established in July 2004 following Egg’s announcement of its intention to withdraw from the French market. £96 million of the provision had been used by 31 December 2004 and it is expected that the withdrawal can be completed within the provision established.

Total Achieved Profits Basis – Result After Tax
The result after tax of £485 million and minority interests of positive £10 million, was a profit of £1,046 million.

The effective tax rate at an operating profit level was 29 per cent, reflecting the lower effective tax rates in the UK and certain Asian territories.

The effective tax rate at a total achieved profit level was 32 per cent on a profit of £1,521 million. The higher effective rate of tax compared with that at an operating profit level is primarily due to amortisation of goodwill not being deductible for tax purposes.

ACHIEVED PROFITS BASIS SHAREHOLDERS’ FUNDS Analysis of movement: 2003-2004

A	Opening 2004 achieved profits basis shareholders' funds (+£7,005m)
B	New business achieved profit (+£688m)
C	In-force achieved profit (+£460m)
D	M&G (+£136m)
E	Egg (+£43m)
F	Other non-life operations (-£288m)
G	Goodwill (-£97m)
H	Short-term fluctuations in investment returns (+£679m)
I	Economic assumption changes (-£100m)
J	Tax, minority interests and others (-£479m)
K	Foreign exchange movement (-£229m)
L	Dividends paid to shareholders (net of Scrip) (-£243m)
M	Rights Issue proceeds (+£1,021m)
N	Closing 2004 achieved profits basis shareholders' funds (+£8,596m)

PRUDENTIAL PLC ANNUAL REPORT 2004	15

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

MODIFIED STATUTORY BASIS (MSB) RESULTS
MSB Operating Profit
Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short-term fluctuations in investment returns.

Group operating profit from continuing operations on the modified statutory basis (MSB) was £603 million, an increase of 49 per cent from 2003 at CER. At reported exchange rates, operating profit was up 42 per cent on last year. This reflects strong growth in insurance and fund management businesses.

In the UK, MSB operating profit was £305 million in 2004, an increase of 19 per cent on 2003. This included a fourfold increase in PRIL’s profit from £31 million to £124 million. This more than offset the £17 million reduction in the profit from the with-profits fund, which fell due to lower annual and terminal bonus rates announced in February 2004.

In the US, Jackson National Life’s (JNL) operating profit from continuing operations of £182 million was up 46 per cent on 2003. Total MSB operating profit for long-term business from continuing operations was £196 million, up 53 per cent from £128 million in 2003.

Growth in the long-term business operating profit reflects JNL’s clear focus on profitability and its ability to deliver improved investment returns. In 2004, spread income was £169 million higher than in 2003 and variable annuity fee income was at a record level due to the significant growth (47 per cent) in separate account assets. In addition, there were two one-off items, a favourable legal settlement of £28 million and a positive £8 million adjustment arising from the adoption of SOP 03-01 ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts’. This adjustment relates to a change in the method of valuing certain liabilities.

Prudential Corporation Asia’s operating profit for long-term business before development expenses of £15 million was £126 million, an increase of 64 per cent on 2003 at CER. At reported rates, operating profit was 48 per cent up on last year. The majority of this profit currently still comes from the larger and more established operations of Singapore, Hong Kong and Malaysia, which represented £110 million of the total in 2004, compared to £86 million last year. Five life operations made MSB losses; China, India and Korea reflecting their rapid building of scale while Thailand is marginally loss making and Japan’s loss reduced significantly over 2003 due to lower new business strain, reduced management expenses and mark to market gains on investments.

Total MSB Profit – Result Before Tax
(Year-on-year comparisons below are based on reported exchange rates.)

MSB profit before tax and minority interests was £650 million in 2004, compared with £350 million in 2003. This mainly reflects growth in operating profit of £226 million and improvement in short-term fluctuations in investment return, up £138 million from last year to positive £229 million.

Amortisation of goodwill was £97 million in 2004 compared with £98 million in 2003.

Profit on the disposals of Jackson Federal Bank and the Group’s 15 per cent interest in Life Assurance Holding Corporation Limited was £41 million and £7 million respectively.

In France, an exit cost provision of £113 million was established in July 2004 following Egg’s announcement of its intention to withdraw from the French market. £96 million of the provision had been used by 31 December 2004 and it is expected that the withdrawal can be completed within the provision established.

MODIFIED STATUTORY BASIS OPERATING PROFIT
		2003
	2004	(at 2004		2004	2003
	(as reported)	exchange rate)	Percentage	(as reported)	(as reported)	Percentage
	£m	£m	change	£m	£m	change

Insurance business:
UK and Europe	305	256	19%	305	256	19%
US	196	128	53%	196	143	37%
Asia	126	77	64%	126	85	48%
Development expenses	(15)	(24)	38%	(15)	(27)	44%

	612	437	40%	612	457	34%

Fund management business:
M&G	136	83	64%	136	83	64%
US broker-dealer and fund management	(14)	(3)	(367)%	(14)	(3)	(367)%
Asia fund management	19	11	73%	19	13	46%

	141	91	55%	141	93	52%

Banking:
Egg (UK)	43	55	(22)%	43	55	(22)%

Other income and expenditure	(193)	(178)	8%	(193)	(181)	7%

Operating profit from continuing operations	603	405	49%	603	424	42%

16	PRUDENTIAL PLC ANNUAL REPORT 2004

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Total MSB Profit – Result After Tax
MSB profit after tax and minority interests was £428 million, after a tax charge of £232 million.

The effective tax rate at an operating profit level was 30 per cent, a blend of the effective tax rates of 35 per cent in the US, 33 per cent in Asia and 28 per cent in the UK. The effective tax rate of 28 per cent on the UK results reflects the basis of taxation on profit arising from the life fund.

The effective tax rate at a total MSB profit level was 36 per cent on a profit of £650 million. The higher effective rate of tax compared with that at an operating profit level is primarily due to amortisation of goodwill not being deductible for tax purposes.

EARNINGS PER SHARE
Earnings per share, based on achieved profits basis operating profit after tax and related minority interests, but before amortisation of goodwill, were up 11.8 pence to 37.2 pence. The 2003 figure has been restated from 26.4 pence to 25.4 pence to adjust for the bonus element of the Rights Issue. Earnings per share, based on MSB operating profit after tax and related minority interests, but before amortisation of goodwill, were 19.2 pence, compared with a restated 2003 figure of 12.4 pence.

Basic earnings per share, based on total achieved profits basis profit for the year after minority interests, were 49.1 pence, compared with a restated figure of 23.4 pence in 2003. Basic earnings per share, based on MSB profit for the year after minority interests, were 20.1 pence, 10.1 pence up from a restated 2003 figure of 10.0 pence.

DIVIDEND PER SHARE
As outlined in the Rights Issue prospectus, Prudential has maintained its current dividend policy, with the proposed 2004 final dividend payment per share taking account of the bonus element of the Rights Issue.

The shares issued as part of the Rights Issue were issued at a discount to market price (308 pence per share versus a closing share price of 458 pence per share on the day immediately preceding the announcement of the Rights Issue). It is therefore necessary to restate the Company’s previously reported earnings and previously declared dividends per share for this bonus element.

The bonus adjustment is equal to the closing share price on the final day Prudential’s shares traded cum-rights (19 October 2004) divided by the theoretical ex-rights price (TERP) as outlined in the table below.

The resulting bonus adjustment factor used for restating earnings and dividends per share using the methodology outlined above is 0.9614.

The final dividend per share for 2003 was 10.29 pence after adjusting for the bonus element of the Rights Issue (10.70 pence before the adjustment). The interim dividend for 2004 was 5.40 pence (5.19 pence after adjustment for the Rights Issue).

The directors recommend that the shareholders declare a final dividend for 2004 of 10.65 pence per share. The total dividend for the year, comprising the adjusted interim dividend and the recommended final dividend, amounts to 15.84 pence per share, an increase of 3.0 per cent over the full year 2003 dividend of 15.38 pence per share after adjustment for the bonus element of the Rights Issue.

The 2004 dividend is covered 1.2 times by post-tax modified statutory basis profit for the financial year after minority interests.

BALANCE SHEET
Explanation of Balance Sheet Structure
The Group’s capital on an MSB basis comprises shareholders’ funds £4,281 million; subordinated long-term and perpetual debt of £1,429 million; other senior debt £1,761 million and the Fund for Future Appropriations (FFA) £16.7 billion.

Shareholders’ funds include the £1,021 million of new share capital allotted as a result of the Rights Issue in October 2004.

Subordinated or hybrid debt is debt capital which has some equity-like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for Financial Services Authority (FSA) regulatory purposes. All of the Group’s hybrid which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the EU Financial Groups Directive (FGD).

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 debt and Lower Tier 2 debt. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called ‘Innovative Tier 1’. At 31 December 2004, the Group held £638 million of Innovative Tier 1 capital, in the form of perpetual securities, nil Upper Tier 2 and £921 million of Lower Tier 2 capital. Following the implementation of the FGD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group’s policy to take advantage of favourable market conditions as they arise to do so.

RIGHTS ISSUE BONUS ADJUSTMENT
Market price cum-rights (Tuesday 19 October 2004) (pence)		A	422.00
Rights Issue price (pence)		B	308.00

Number of shares pre Rights Issue (million)		C	2,023.29
Number of shares issued through Rights Issue (million)		D	337.22
		(A x C) + (B x D)
Theoretical ex-rights price (pence)	TERP =		405.71
		C + D

Bonus adjustment		TERP/A	0.96	14

PRUDENTIAL PLC ANNUAL REPORT 2004	17

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

The FFA represents assets in the life fund which have not yet been allocated either to policyholders or shareholders and which are not available to the Group as a whole other than as they emerge through the statutory transfer of the shareholders’ share of the surplus as it emerges from the fund over time.

Asset and Liability Management
Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the UK, the US and Asia to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

Weighted Average Cost of Capital
Our commitment to our shareholders is to maximise the value of Prudential over time by delivering superior financial returns. Prudential’s weighted average cost of capital (WACC) is 8.7 per cent, which is based on the net core debt and shares outstanding at the end of 2004, an equity market premium of three per cent and a market Beta of 1.6. Prudential’s core debt at the end of 2004 is net of the Rights Issue proceeds which have increased the proportion of the Group’s capital funded by equity and therefore increased the Group’s WACC.

RIGHTS ISSUE
The strength of Prudential’s businesses and positive developments in a number of its markets represent an opportunity to enhance its market position and generate improved returns for its shareholders. A strong financial position at a Group level will provide increased financial flexibility and allow Prudential to capitalise on these opportunities as they arise.

In response to these developments the Board took the decision in October 2004 to launch a 1 for 6 Rights Issue.

The majority of the net proceeds of the Rights Issue (£1,021 million) will be used to provide capital to support Prudential’s growth plans for the UK and to fund a potential opportunity to increase its ownership from 26 per cent to 49 per cent of its joint venture life insurance business with ICICI in India. The remainder of the proceeds will be used to ensure that Prudential meets the parent company solvency test under the EU Financial Groups Directive (FGD) that became effective from 1 January 2005. The proceeds of the Rights Issue have initially been invested centrally within the Group in fixed interest securities.

SHAREHOLDERS’ FUNDS
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2004 were £8.6 billion, up £1.6 billion from 31 December 2003.

Modified statutory basis (MSB) shareholders’ funds, which are not affected by fluctuations in the value of investments in the Group’s with-profits funds were £4.3 billion, an increase of £1.1 billion from 31 December 2003.

INTERNAL RATE OF RETURN OF INSURANCE OPERATIONS
United Kingdom and Europe
Prudential allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK in 2004 was 12 per cent. This reflected an IRR of 20 per cent for annuity products, seven per cent for unit-linked bonds, three per cent for corporate pensions and one per cent for protection products.

By the financial year ending 2007, Prudential is targeting an IRR of 14 per cent on the capital required to support new business sold in that year in the UK, including individual product targets of 20 per cent for annuity products, eight per cent for unit-linked bonds, 15 per cent for corporate pensions and 15 per cent for protection products.

United States
For Jackson National Life, the average IRR on new business was 13 per cent which we believe to be above the returns being earned currently in the US life insurance industry.

Asia
In Asia we have target IRRs on new business at a country level of 10 per cent over the country risk discount rate. Risk discount rates vary from five per cent to 19 per cent depending upon the maturity of the market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

We have, however, achieved or exceeded the target in each of Asia’s markets in 2004 except for Thailand and Japan. In Japan the returns on capital are below our target, a result of restructuring and withdrawing from some business lines in 2003. The restructured business needs to build scale to achieve its target. In Thailand the returns on capital are below our target as this operation is relatively small. In aggregate, IRR on new business exceeded 20 per cent on average risk discount rates for 2004 of 9.6 per cent.

CASH FLOW
The table on page 19 shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required by UK GAAP.

The Group received £521 million in cash remittances from business units in 2004 (2003: £586 million) comprising the shareholders’ statutory life fund transfer of £208 million relating to earlier bonus declarations, together with dividends and interest from subsidiaries of £313 million. The shareholder transfer in 2005 representing 2004’s profit from the PAC with-profits fund, is expected to be approximately £198 million.

Prudential UK paid a £100 million special dividend from the PAC shareholders’ funds in respect of profit arising from earlier business disposals. A similar amount will also be distributed from PAC shareholders’ funds in 2005. The level of scrip dividend take-up in 2004 (for both the 2003 final and 2004 interim dividend) was greater than the corresponding take-up in 2003, in part due to the change in basis of the election offered to shareholders. After dividends and interest paid, there was a net inflow of £173 million (2003: £42 million).

18	PRUDENTIAL PLC ANNUAL REPORT 2004

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During 2004, the Group invested £31 million in corporate activities (2003: £58 million receipt, arising from disposal proceeds and exceptional tax receipts).

The Group invested £347 million during 2004 in its business units (2003: £173 million). Investment in the UK amounted to £189 million. This amount is expected to increase to around £250 million in 2005. Investment in Asia in 2004 of £158 million is expected to remain broadly the same in 2005. In 2006, based on current plans and expectations, Prudential expects Asia to be a net capital provider to the Group.

Together with the proceeds from the Rights Issue of £1,021 million, there was a total increase in cash of £850 million (2003: £4 million).

SHAREHOLDERS’ BORROWINGS AND FINANCIAL FLEXIBILITY
As a result of the holding company’s net funds inflow of £850 million and exchange conversion gains of £49 million, net core borrowings at 31 December 2004 were £1,236 million, compared with £2,135 million at 31 December 2003.

After adjusting for holding company cash and short-term investments of £1,561 million, core structural borrowings of shareholder-financed operations at the end of 2004 totalled £2,797 million, compared with £2,567 million at the end of 2003. This increase reflected the issue of US$250 million (£137 million at transaction rate) Perpetual Subordinated Capital Securities and additional short-term borrowings of £150 million, partially offset by exchange conversion gains of £57 million. Core long-term loans at the end of 2004 included £1,762 million at fixed rates of interest with maturity dates ranging from 2005 to perpetuity. £898 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in Jackson National Life (JNL).

Prudential has in place an unlimited global commercial paper programme. At 31 December 2004 commercial paper of £517 million, US$761 million and €445 million had been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 31 December 2004 subordinated debt outstandings under this programme were £435 million and €520 million, and senior debt outstandings were US$18 million. In addition the holding company has access to £1,400 million committed revolving credit facilities, provided by 14 major international banks and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

GROUP HOLDING COMPANY CASH FLOW
	2004	2003
	£m	£m

Cash remitted by business units:
UK life fund transfer*	208	286
UK other dividends (including special dividend)	100	120
JNL	62	48
Asia	67	48
M&G	84	84

Total cash remitted to Group	521	586

Net interest paid	(144)	(127)
Dividends paid	(323)	(447)
Scrip dividends and share options	119	30

Cash remittances after interest and dividends	173	42

Tax received	34	77
Corporate activities	(31)	58

Cash flow before investment in businesses	176	177

Capital invested in business units:
UK and Europe	(189)	(23)
JNL	0	0
Asia	(158)	(145)
Other	0	(5)

(Decrease) increase in cash before Rights Issue proceeds	(171)	4

Rights Issue proceeds	1,021	0

Increase in cash	850	4

*In respect of prior year bonus declarations.

PRUDENTIAL PLC ANNUAL REPORT 2004	19

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2004, the gearing ratio, on an achieved profits basis including hybrid debt (net of cash and short-term investments) was 13 per cent compared with 23 per cent at 31 December 2003.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA–(negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Based on the achieved profits basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 8.3 times in 2004 compared with 6.6 times in 2003 (or 7.0 times based on restated achieved profit in 2003).

TREASURY POLICY
The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the £5,000 million medium-term note programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson National Life (JNL) uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

It is Prudential’s policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders’ funds within the consolidated statement of total recognised gains and losses. The impact of exchange rate fluctuations in 2004 is discussed elsewhere in this Financial Review.

FUND FOR FUTURE APPROPRIATIONS
During 2004, the Fund for Future Appropriations, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, grew to £16.7 billion from £12.7 billion in 2003. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2004 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.

DEVELOPMENTS IN REGULATORY SOLVENCY REQUIREMENTS
The Financial Groups Directive (FGD), which affects groups with significant cross-sector activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. Prior to this, since 1 January 2001 Prudential was required to meet the solvency requirements of the Insurance Groups Directive (IGD), as implemented by the Financial Services Authority (FSA). The FSA has implemented the FGD by applying the sectoral rules of the largest sector, hence a group such as Prudential is classified as an insurance-led conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Fourth Life Directive and the Insurance Company Accounts Directive.

The FGD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. The test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements. Additionally, the FSA has indicated that it will require public disclosure of the FGD solvency position from 31 December 2005, for which the detailed rules on disclosure have yet to be published. In practice, whether Prudential is classified as a financial conglomerate or insurance group, there is very little difference in application of the rules. This is because the FSA has decided to make the test mandatory from 31 December 2006 to all insurance groups, and requires public disclosure of the group solvency position from 31 December 2005.

Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential are complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation. Our current estimate of our FGD position is that at the end of 2004 we had a surplus of at least £800 million, excluding goodwill but including the surplus regulatory capital of Egg.

The European Union is continuing to develop a new prudential framework for insurance companies, ‘the Solvency II project’. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk and enhanced disclosure requirements. In particular, companies will be encouraged to improve their risk management processes, including making use of internal economic capital models to enable a better understanding of the business. The emphasis on transparency and comparability would help ensure a level playing field.

Solvency II is being lead by the European Commission’s (EC) Internal Market Director-General. The EC have directed the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) to provide input on many technical aspects of the framework. To this end, the EC and CEIOPS have jointly issued Calls for Advice in order to incorporate broader feedback from industry.

The expected outcome of the CEIOPS working groups is a draft directive for the EC. Final agreement on the terms of the new Directive is not expected before 2007 followed by implementation in 2009.

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FINANCIAL STRENGTH OF INSURANCE OPERATIONS
United Kingdom
A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2003, the free asset (or previous regulatory Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 14.8 per cent at the end of 2004, compared with 10.5 per cent at 31 December 2003.

The valuation has been prepared, in our opinion, on a conservative basis in accordance with the current FSA valuation rules, and without the use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts. Certain reinsurance treaties with a value of approximately £49 million, which were transferred from Scottish Amicable Life when that Company’s business transferred into the PAC long-term fund at the end of 2002, were converted into a contingent loan during 2004.

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than £6.5 billion compared with approximately £6 billion at the end of 2003. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets of the With-Profits Sub-Fund are valued at around £5 billion before a deduction for the risk capital margin. Additional information on the effects of the realistic basis on the PAC long-term fund is shown on pages 103, 104 and 107.

The PAC long-term fund is rated AA+ (stable outlook) by Standard & Poor’s and Aa1 (stable outlook) by Moody’s.

The table below shows the change in the investment mix of Prudential’s main with-profits fund.

For the UK main with-profits fund 86 per cent of fixed income securities are investment grade with 23 per cent rated AA or above. For Prudential Annuities Limited 98 per cent of the fixed income securities are investment grade with 46 per cent rated AA or above. For Prudential Retirement Income Limited 98 per cent of total assets are investment grade with 57 per cent rated AA or above.

With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and property. However, over the period from 1999 to mid-2001 the fund reduced its exposure to equities. There was also a reweighting within equities out of the

UK and into overseas equities. This change in asset mix reflected Prudential’s view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved the fund’s diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

The investment return on the Prudential main with-profits fund was 13.4 per cent in the year to 31 December 2004 compared with the rise in the FTSE All Share (Total Return) Index of 12.8 per cent over the same period. Over the last 10 years the with-profits fund has consistently generated positive fund returns with three, five and 10 year compound returns of 6.7 per cent per annum, 3.8 per cent per annum and 10.3 per cent per annum respectively. These returns demonstrate the benefits of the fund’s strategic asset allocation and long-term outperformance. During 2004 there was no change to the strategic asset allocation of the fund. There has been no significant reduction in the level of the fund’s equity holdings during the year or subsequently.

United States
The capital adequacy position of Jackson National Life (JNL) remains strong, with a strong risk-based capital ratio of 4.3 times the National Association of Insurance Commissioners (NAIC) Company Action Level Risk Based Capital. JNL’s financial strength is rated AA by Standard & Poor’s (negative outlook) and A1 by Moody’s.

JNL’s invested asset mix on a US regulatory basis (including JNL of New York but excluding policy loans and reverse repo leverage) in the table below.

Asia
Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region, approximately 30 per cent of non-linked funds are invested in equities.

In the life operations with larger in-force books, both Singapore and Malaysia have discrete life funds. As a result of good investment returns in 2004, the free asset ratios of these funds increased. The Hong Kong life operation is a branch of UK’s Prudential Assurance Company Limited and its solvency is covered by that operation. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.

INVESTMENT MIX OF THE UK MAIN WITH-PROFITS FUND
	1999%	2003%	2004%

UK equities	58	33	33
International equities	14	15	15
Bonds	13	31	29
Property	11	17	18
Cash and other asset classes	4	4	5

Total	100	100	100

INVESTMENT MIX OF THE US
	2002%	2003%	2004%

Bonds:
Investment Grade Public	60	58	60
Investment Grade Private	20	19	19
Non Investment Grade Public	4	5	4
Non Investment Grade Private	3	2	2
Commercial Mortgages	8	10	11
Private equities and real estate	3	4	3
Equities, cash and other assets	2	2	1

Total	100	100	100

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FINANCIAL REVIEW	A WORLD OF
CONTINUED	OPPORTUNITY

REDRESS OF MORTGAGE ENDOWMENT PRODUCTS
Prudential Assurance’s main long-term business with-profits fund paid compensation of £16 million in 2004 in respect of mortgage endowment product mis-selling claims and held provisions of £61 million at 31 December 2004 to cover further claims. These provisions have no impact on policyholders’ asset shares. As a result, policyholders’ bonuses and the shareholders’ share of these bonuses are unaffected, resulting in no impact on the Group’s profit before tax.

A provision of £7 million was held at 31 December 2004 by shareholders’ funds to cover potential compensation in respect of mis-selling claims for Scottish Amicable mortgage endowment products sold since the acquisition of Scottish Amicable in 1997. In addition, a provision of £47 million was held at 31 December 2004 for the closed Scottish Amicable Insurance Fund (SAIF) in respect of mortgage endowment products sold prior to acquisition. This provision has no impact on shareholders. No further Scottish Amicable mortgage endowment products were sold after April 2001.

INHERITED ESTATE
The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the With-Profits Sub-Fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the With-Profits Sub-Fund is called the ‘inherited estate’ and represents the major part of the working capital of Prudential’s long-term fund which enables the Company to support with-profits business by:

providing the benefits associated with smoothing and guarantees;

providing investment flexibility for the fund’s assets;

meeting the regulatory capital requirements, which demonstrate solvency; and

absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The costs associated with the mis-selling review of Prudential’s with-profits personal pensions have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay out values have been unaffected by personal pension mis-selling.

In 1998, Prudential stated that deducting personal pension mis-selling costs from the inherited estate of the With-Profits Sub-Fund would not impact the Company’s bonus or investment policy. The

Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, to ensure that policyholders were not disadvantaged.

The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force as at 31 December 2003, both for premiums paid before 1 January 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department for Work and Pensions rebates).

The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

DEFINED BENEFIT PENSION SCHEMES
The Group operates three defined benefit schemes in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS). The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways, namely the triennial actuarial valuation, SSAP 24 and FRS 17 bases.

Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2002 and this valuation demonstrated the Scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of £376 million. As a result, no change in employers’ contributions from the current 12.5 per cent of salaries was required.

The employers’ contribution is required to be paid as a minimum in future years, irrespective of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly, the surplus is not recognised as an asset in the Group’s financial statements that would normally, subject to amortisation, be appropriate under the requirements of SSAP 24 which the Group continues to adopt rather than FRS 17. The continued use of SSAP 24 is permitted under the provisions of FRS 17 until 2005, at which point the requirements of International Accounting Standards, in particular IAS 19, will apply.

In the meantime, companies are required to publish details of pension scheme surpluses and deficits on the FRS 17 basis by way of disclosure.

Under FRS 17 the basis of valuation differs markedly from the full triennial valuation and SSAP 24 bases. In particular, it would require assets of the Scheme to be valued at their market value

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at the year end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high-quality corporate bond. As a result, the difference between FRS 17 basis assets and liabilities can be volatile for value movements in assets and a basis of setting inflation assumptions that is referenced to market expectations implied within index-linked bonds. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant.

If FRS 17 had been fully implemented for 2004, it is estimated that a £10 million shareholder charge (after tax) in the profit and loss account, and a shareholder charge of £6 million (after tax) in the statement of total recognised gains and losses would have been reported.

Surpluses and deficits on the Group’s defined benefit schemes are apportioned to the Prudential Assurance Company (PAC) life fund and shareholders’ funds depending on an estimation of the activity of the personnel involved. Such apportionment is necessary to properly reflect the economic interests in and exposures to the schemes’ financial position. The aforementioned volatility can be illustrated by considering the movements in the surplus and deficit over the last three years. For the PAC life fund the estimated interest, net of tax, in the pension schemes’ FRS 17 basis financial position has changed from a surplus at 31 December 2001 of £392 million to a deficit at 31 December 2002 of £380 million, a deficit at 31 December 2003 of £411 million and a deficit at 31 December 2004 of £444 million. For the shareholders’ fund the estimated interest, net of tax in the pension schemes’ FRS 17 basis financial position, has changed from a surplus at 31 December 2001 of £101 million to a deficit at 31 December 2002 of £85 million, a deficit at 31 December 2003 of £101 million, and a deficit at 31 December 2004 of £109 million. The large reduction in 2002 reflects the steep fall in equity markets in that year. The modest changes in 2003 and 2004 reflect the negative impact of increased inflation assumptions, that are implicit within the yields on index-linked gilts, being offset by the positive value movements in scheme assets arising from the strong recovery in equity markets.

RISK MANAGEMENT
A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

The Group operates a comprehensive planning process. The Board receives regular reports on the performance of the Group against plan with frequent financial projections.

All the insurance operations of the Group prepare a financial condition report which is reported on to the Board, who receive regular reports from the Group Finance Director on the financial position of the Group.

The Group’s risk management procedures are further described in the Corporate Governance Report. Further discussion on key risk factors of the Group is included on pages 110 to 112.

PRODUCTS AND DRIVERS OF INSURANCE OPERATIONS’ PROFIT
United Kingdom and Europe
In common with other UK long-term insurance companies, Prudential’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s primary with-profits fund is part of Prudential Assurance Company’s (PAC) long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

The profits from almost all Prudential’s new non-participating business written since 1 July 2004 accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited (PRIL). There is a substantial volume of in-force non-participating business in PAC’s with-profits fund and that fund’s wholly-owned subsidiary Prudential Annuities Limited (PAL); profits from this business accrue to the with-profits fund. The vast majority of external non-profit annuity business is now written in PRIL and, with effect from 1 July 2004, immediate annuities arising from vesting deferred annuity policies were reinsured to PRIL.

United States
Jackson National Life’s (JNL) principal retail savings products are sold as single premium fixed, variable or equity-linked indexed deferred annuities.

Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for retirement planning and for providing income in retirement. The policyholder pays JNL a single premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and administrative charges are deducted, as appropriate. JNL may reset the interest rate on each policy anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, JNL either pays the policyholder the amount in the policyholder account or begins making payments to the policyholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies provide for early surrender charges for the first seven to nine years of the policy. In addition, the policy may be subject to a market value adjustment at the time of early surrender. JNL’s profit on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the policyholder’s account (net of any surrender charges or market value adjustment) less management expenses.

Equity-linked indexed annuities are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. JNL guarantees an annual

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

minimum interest rate of three per cent, but actual earnings may be higher and are based on a participation in an equity index over its indexed option period. JNL’s profit arises from the difference between a) the premiums received plus the associated investment income and b) the combined cost of expenses (general expenses, costs of purchasing fixed interest securities and options) and the policyholder’s account value (which is subject to the minimum guarantee).

Variable annuities are tax advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are used for retirement planning and to provide income in retirement. The policyholder’s premiums are held apart from other assets, in a separate account, which is analogous to a unit-linked fund. The policyholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or to guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Variable annuity policies provide for early surrender charges.

JNL offers a choice of guarantee benefit options within its variable annuity product range which customers can elect and pay for. These include the guaranteed minimum death benefit, which guarantees on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. In addition there are two other types of guarantee, guaranteed minimum withdrawal benefits (GMWB) and guaranteed minimum income benefits (GMIB). GMWB provides a guaranteed return of the principal invested by allowing for periodic withdrawals which are limited to a maximum percentage of the initial premium. GMIB provides for a minimum level of benefits upon annuitisation regardless of the value of the investments under the contract at the time of annuitisation. This is fully reinsured.

JNL earns fee income on the underlying investment, earns profits from the spread between what it earns on investments in fixed rate accounts and the interest credited, and fee income for certain additional performance guarantees in the contract.

Asia
The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products.

Prudential’s business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2004, the new business achieved profit mix was 47 per cent unit-linked, 26 per cent non-linked and 27 per cent Accident and Health (A&H) products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. A&H products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders.

Unit-linked products tend to have higher profits on the achieved profits basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2004 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. The Company earns a fee based on assets under management.

ACCOUNTING POLICIES AND DEVELOPMENT
UK GAAP
There have been no changes in accounting policies for the preparation of the 2004 UK GAAP results with the exception of UITF Abstract 38 ‘Accounting for ESOP Trusts’. Under UITF Abstract 38 the cost of acquiring shares held in trusts for employee incentive plans is required to be presented as a deduction from shareholders’ funds. The effect of the change in policy is to reduce shareholders’ funds at 1 January 2004 from the previously published 31 December 2003 level by £38 million. The impact on the profit and loss account is immaterial.

The Accounting Standards Board (ASB) published FRS 27 ‘Life Assurance’ in December 2004. The implementation of FRS 27 is governed by a Memorandum of Understanding (MoU) agreed between the UK’s leading life assurance companies, the Association of British Insurers and the ASB. Under the terms of the MoU, certain unaudited narrative and numerical disclosures are required to be published in the companies’ annual reports.

As the amount of information required to be published is considerable, it is reported in a separate section of the Financial Review on pages 100 to 109.

International Financial Reporting Standards
Background
The European Union (EU) requires that all listed European groups prepare their 2005 financial statements in accordance with EU approved International Financial Reporting Standards (IFRS). The IFRS basis of reporting will replace the current modified statutory basis (MSB) of reporting. In common with other major groups, Prudential has a well-developed programme to implement the necessary changes.

The Group will report interim 2005 IFRS basis results in July 2005. Aside from the fact that JNL’s hedging strategy is brought more into focus than under UK GAAP (see below), the IFRS changes of themselves are not material to an understanding of the Group’s financial position. However, we recognise that the market will need time to become familiar with the changes and their impact on the presentation of the financial statements, so it is our intention to publish comparative IFRS basis results on 2 June 2005.

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IASB and EU developments on technical requirements
The International Accounting Standards Board (IASB) has now, with some exceptions, completed its deliberations, and fully issued all of the standards to constitute the stable platform for 2005 reporting. New standards issued from 1 April 2001 are called IFRSs whilst those issued prior to this date (including those amended subsequently under the IASB’s improvement project) are referred to as International Accounting Standards (IASs).

Substantially all of these standards have been subjected to a process of review under EU auspices, recommended for approval by the EU’s Accounting Regulatory Committee (ARC), and then formally approved.

The IASB is continuing to consider the restrictions that should apply under IAS 39 (on financial instruments) to companies’ ability to record the fair value movements on assets and liabilities to the profit and loss account. The IASB’s continued consideration of these issues reflects concern expressed by some European institutions at the current version of the standard.

Application of IFRS to Prudential
The description that follows of the expected impact on the results of the Prudential Group reflects the version of IAS 39 in place at the date of signing of the annual report and the expected version of IAS 19 on employee benefits, which incorporates pension costs. In addition, due to the recent changes made by the IASB, the latest version of IAS 19 which permits actuarial gains and losses to be accounted for directly within equity, has yet to be approved by the ARC. In the event that the IASB subsequently makes further changes to these or other accounting standards, or the ARC does not approve them, the descriptions below of the expected effect on the results may require revision.

Expected impact of application of IFRS basis reporting
Insurance operations
Insurance contract accounting:
Under IFRS 4 ‘Insurance Contracts’ for those contracts with significant insurance risk and those with discretionary participating features (such as conventional and unitised with-profits contracts), UK GAAP will continue to apply until the IASB introduces a comprehensive (Phase 2) standard for insurance contracts. Under IFRS 4, we estimate that about 85 per cent of the Group’s insurance contracts are classified in this category.

It should be noted however that, by the UK insurance industry’s adoption of the requirements of FRS 27, UK GAAP for with-profits contracts of UK life funds will also alter to reflect the FSA realistic reporting regime. The change essentially alters the basis of providing for future bonuses on, and valuing guarantee features of, with-profits contracts. In turn this affects the residual amount that has yet to be allocated between policyholders and shareholders (the Fund for Future Appropriations). The estimated impact on the 2004 year end position is shown on pages 103 and 104. Profit recognition for this business on the UK GAAP and IFRS bases will though continue to reflect the Company’s 10 per cent interest in the actuarially determined surplus for distribution.

Contracts where UK GAAP will no longer apply for 2005 IFRS basis reporting are those contracts which do not contain significant insurance risk. The only area where Prudential’s contracts are potentially affected by the measurement changes required under IFRS to any degree of significance is those unit-linked contracts in the UK that will be required to be valued as investment contracts under IAS 39. Given the weighting within the UKIO book of in-force contracts and 2004 product sales mix the impact of the IFRS changes for 2004 in this area is though likely to be modest.

It should be emphasised that the IFRS changes to profit recognition for these contracts are merely of timing. Cash flow in any particular period from these contracts, as they mature and regulatory basis surpluses emerge, will of course be unaffected, as is the aggregate profit for the contracts over their life.

For UK unit-linked contracts to be accounted for under IAS 39 the main effects will be for the elimination of certain actuarial liabilities, restriction on the deferral of acquisition costs to incremental costs, principally external commission, and the amortisation profile of deferred acquisition costs and front end fees.

The impact of the changes on the result in any given period depends upon the level of deferred acquisition costs under previous (UK GAAP) and revised (IFRS) basis. In general under IFRS, one would expect that with a growing book of unit-linked business, emergence of profit will be delayed.

Guaranteed Investment Contracts (GICs) of Jackson National Life, and a very small number of contracts in the Group’s Asian operations are also subject to potential measurement change under IAS 39. The current measurement approach for GICs is though almost the same as the amortised cost approach being applied under IFRS. The potential changes to the Asian contracts are immaterial in their financial effect.

On presentational effects, under IAS 39, premiums and claims on these UK unit-linked contracts, GICs and minor Asian contracts will be recorded as movements on contract liabilities in the balance sheet. Although profit does not alter for this change, the presentation in the Group’s income statement is affected so that premium income and the charge for claims and surrenders are reduced. In this regard the change is similar conceptually to that required under deposit accounting as applied under US GAAP.

It should be noted, for the avoidance of confusion, that IFRS 4 rules are very different from those under US GAAP as to the category of policies that are classified as ‘investment contracts’. Most of the Group’s contracts that would be classified as investment contracts under US GAAP, will continue to be accounted for under IFRS as either insurance contracts, or investment contracts with discretionary participating features with the facility to continue to account under IFRS on UK GAAP (the MSB method of reporting).

Unallocated surplus:
Notwithstanding the fact that the IFRS basis of reporting in 2005 will incorporate the FSA’s realistic basis of provisioning for UK with-profits funds, IFRS 4 permits unallocated surplus, that is the IFRS equivalent of the Fund for Future Appropriations, to continue to be accounted for as a liability in the balance sheet. It is the Group’s intention to continue to account for unallocated surplus on this basis.

Investment valuation and derivative accounting:
Under IAS 39, except for loans and receivables, and unless designated under the very restrictive held to maturity classification on an asset by asset basis, most financial assets, including derivatives, are carried in the balance sheet at fair value. To this extent IAS 39 is in many areas similar to the requirements of the US GAAP standards FAS 115 and FAS 133 and at a practical level, is consistent with the basis of valuation applied under UK GAAP for the vast majority of financial assets of the Group’s UK and Asian operations.

On application of IAS 39, movements in the fair value of investments are recorded in either the profit and loss account or directly to shareholder reserves in the balance sheet, depending upon the designation and the impact of hedge accounting rules. Derivative instruments are generally also carried at fair value with

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

movements in value being recorded in the profit and loss account. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the performance statements, is permissible only if certain hedge effectiveness criteria are met.

The changes from UK GAAP treatment arising from these requirements is expected to be concentrated on the accounting for the investments and derivatives of Jackson National Life (JNL). Currently, under UK GAAP the fixed income securities of JNL are, unless impaired, accounted for at amortised cost with derivatives similarly treated. In applying IFRS the Group has decided to account for JNL’s fixed income securities on an ‘available for sale’ (AFS) basis whereby the fixed income securities are accounted for at fair value with movements in that fair value being recorded in shareholders reserves rather than the income statement. In this respect the treatment is as applied by many US insurers under US GAAP. Value movements for JNL’s derivatives will however be booked in the income statement as required by IAS 39.

For derivative instruments of JNL, we have carefully considered at length whether it is appropriate to undertake the necessary operational changes to enable hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching our decisions a number of factors were particularly relevant. These are:

IAS 39 hedging criteria has been designed primarily in the context of hedging and hedged instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to JNL’s derivative book;

the complexity of asset and liability matching of US life insurers such as those with JNL’s product range; and finally whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

In this regard, the issues surrounding IAS 39 application are very similar to those considered by other US life insurers when FAS 133 was first applied for US GAAP reporting. Taking account of these considerations, we have decided that, except for certain minor categories of derivatives, it is not sensible to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of JNL’s derivative book. As a result of this decision the total profit and loss account results will be more volatile as the movements in value of JNL’s derivatives will be reflected within it. This is despite the fact that JNL’s derivative activity achieves a high level of economic hedge effectiveness. It is recognised that as an accompaniment to future IFRS basis results announcements the Group will need to demonstrate this economic hedge effectiveness.

We intend under IFRS to continue to analyse the total pre shareholder tax results between an operating profit based on longer-term investment returns, short-term fluctuations in investment returns, and exceptional items. Movements in the value of JNL’s derivative book will be included within short-term fluctuations in investment returns.

Banking operations
The introduction of IFRS will not significantly affect Egg’s underlying business or the cash flows. However, it does represent a significant change to its accounting and reporting. Wholesale assets will be classified as AFS and held at fair value with unrealised gains and losses reflected in equity rather than the income statement. Liabilities will be measured at amortised cost with no effect compared to UK GAAP except where set-up fees had been previously expensed but will under IFRS, be capitalised and amortised.

Derivatives will be the only products for which changes in fair value will affect the result for the year. However, for interest rate swaps that economically hedge fixed rate personal loans, by matching them against the variable rate savings book, Egg will apply macro cash flow hedge accounting under IAS 39. Changes in the fair value of these hedges will be recorded direct to equity in the balance sheet and not the income statement (except where hedging is ineffective).

The impact of other IFRS changes to the accounting for retail products such as adjustments for effective interest rate calculations, dormant accounts, and bad debts is dependent on a range of factors but, based on current indications, is expected to be relatively neutral overall.

Other IFRS changes
Two other areas will involve significant change on the adoption of IFRS, namely goodwill and pension cost accounting. For goodwill, subject to regular impairment testing, amortisation charges will no longer be necessary. For pension cost accounting, the latest version of IAS 19 is similar to the requirements of FRS 17. Details of the FRS 17 effect are shown in note 17 to the financial statements.

Reported shareholders’ funds will also be affected by the requirement under IFRS not to accrue dividend declarations made after the reporting period date.

There are many other changes arising from IFRS adoption but these are not expected to be material to an understanding of the Group’s financial position. The main other changes that affect the Group’s income statement and balance sheet are in respect of:

stock based compensation. However, it should be noted that, in relative terms to some companies, the size of share based emoluments for Prudential is low;

property, which is mostly held by the PAC with-profits fund;

consolidation of investment funds and venture fund investments of the PAC with-profits fund. IFRS has different criteria for when consolidation is required;

grossing up adjustments for carrying values of derivative assets and liabilities; and

deferred tax effects of these and the other IFRS adjustments described above.

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The main impact of the property, consolidation and grossing up changes is almost wholly confined to altering the line by line consolidation rather than shareholder results. The line items affected include carrying values of certain properties and related finance lease obligations, category of investment classification for newly consolidated investment funds, and goodwill and non-recourse borrowings on the face of the balance sheet for newly consolidated venture fund investments.

Transition arrangements on first time adoption of IFRS
Timetable
Under UK Listing Authority requirements, the Group will be obliged to publish IFRS basis results for the first time for interim 2005 reporting. The Group intends publishing comparative IFRS basis results for 2004 on 2 June 2005.

Adoption date
We expect that the first time adoption date for conversion to IFRS will be 1 January 2004. However, as the Group is also listed in the US, we also have to comply with the requirements of the Securities Exchange Commission (SEC). These requirements have yet to be finalised but we anticipate that the SEC will confirm that comparative results will be required for only one rather than the usual two years. Should this not be the case, the adoption date will be 1 January 2003. The main practical effect of this uncertainty on IFRS financial statements is as to the start point for the discontinuance of amortisation of goodwill.

Basis of adoption of IAS 32, IAS 39 and IFRS 4
It is the Group’s intention to formally adopt IAS 32 (on disclosures on financial instruments), IAS 39 and IFRS 4, as permitted under IFRS, prospectively from 1 January 2005. The results for the half year 2005 will include a cumulative transitional adjustment for the impact on shareholders’ funds for the adoption of these standards. The most significant element of the adjustment will be for the mark to market value of JNL’s fixed income securities and derivative book.

The comparative basis results to be published in June 2005 will be accompanied by pro forma basis information on a basis that incorporates the effects of IAS 39 and IFRS 4 on the results of the Group’s insurance operations. This is so as to act as a guide to the market of the scale of the changes to the 2004 results consistent with the accounting policies to be applied for 2005.

However, in common with many other banks, 2004 results on an IAS 39 measurement basis will not be provided for Egg. This is because the lack of availability of hedge accounting for 2004 under IAS 39 makes results on this basis unrepresentative of the basis going forward, where as described above, macro hedge accounting will be applied.

The use of a pro forma-based approach to comparative results reflects the mixed nature of the Group’s activities and the approach taken to hedging for the different operations.

Achieved Profits Basis Reporting
Prudential’s results are prepared on two bases of accounting, the supplementary achieved profits basis and the modified statutory basis (MSB) prepared under the Companies Act. Over the life of any given product, the total profit recognised will be the same under either the MSB or the achieved profits basis. However, the two methods recognise the emergence of that profit differently, with profit emerging earlier under the achieved profits basis than under MSB. This section explains how the two bases operate and why they are used.

Prudential’s primary financial statements are prepared in accordance with the MSB of reporting of long-term business, in full compliance with the revised Statement of Recommended Practice issued by the Association of British Insurers (ABI) in November 2003. In broad terms, MSB profit for long-term business reflects the aggregate of statutory transfers from with-profits funds and profit on a traditional deferral and matching approach for other long-term business.

However, the products sold by the life insurance industry are by their nature long term, as it commits to service the products for many years into the future. In many cases policies require customers to continue to pay further premiums in the future. The profit on these insurance sales is generated over a significant number of years and MSB profit does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

Therefore, since 1997 Prudential and other major UK-quoted financial groups have adopted the achieved profits basis as a supplementary accounting measure in order to give a better reflection of the value attaching to long-term insurance business. Achieved profits basis financial statements are prepared under guidance issued by the ABI in December 2001.

The achieved profits method not only provides a good indicator of the value being added by today’s management in a given accounting period but it also demonstrates whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes. Prudential believes that the achieved profits basis provides useful information for shareholders. In contrast, for many types of contract, the MSB result does not reflect the long-term benefit that will arise in the future from current management initiatives and capital expenditure in the year under review, as it focuses instead on the amounts accruing to shareholders in the current year only from business already in force.

The achieved profits basis is a value based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on an achieved profits basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth of the Company. In determining these expected cash earnings, Prudential makes full allowance for the risks attached to their emergence and associated cost of capital and takes into account recent experience in assessing likely future persistency, mortality and expenses. Economic assumptions as to future investment returns and inflation are based on market data.

The change in value is typically analysed as shown in the achieved profits basis shareholders’ funds chart into the following components: the value added from new business sold during the year; the change in value from existing business already in place at the start of the year; short-term fluctuations in investment returns and economic assumption changes; other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and dividends.

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

The value added from new business (being the present value of the future cash flows arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together they provide management and shareholders with valuable information about the underlying development of the business and the success or otherwise of management actions.

As indicated above, achieved profits basis results are prepared by first of all making assumptions about all relevant factors including levels of future investment return, expenses, surrender levels and mortality. These best estimate assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined using the actual yield on long-term government bonds plus a risk margin. The projected future cash flows are prepared on a single set of assumptions specific to each business unit and the actual outcome may be different from that projected. Where the actual outcome is different, this will be reflected in the experience variances for that year.

The total profit that emerges over the lifetime of an individual contract as calculated using the achieved profits basis is the same as that calculated under the modified statutory basis. However, since the achieved profits basis reflects discounted future cash flows under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of benefits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

The assumptions used for the achieved profits basis of accounting are set out on page 116 in the notes that accompany the supplementary achieved profits basis accounts. An indication of the sensitivity of the results to changes in the key assumptions of interest rate and investment return is provided on page 124.

The achieved profits basis can be illustrated by considering a theoretical individual contract. Using assumptions for the drivers of future income and expenditure (including levels of future investment return, expenses, surrender levels and mortality) a profile of future cash flows can be estimated. These cash flows are then discounted back to the point of sale to give a new business profit.

The achieved profits basis profit emerging in each subsequent accounting period will comprise the unwinding of the discount (which arises from discounting future cash flows for one fewer period) and the profit or loss arising from any difference between the actual cash flow and the cash flow which had been assumed in the accounting period under review, together with the effect of any changes of assumption where the directors believe a revision is required to the original estimates of future experience.

Set out on the following page is an illustrative profit profile for a typical with-profits product. The pattern of actual profit emergence will vary by product.

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The different timing of profit recognition under the two bases is demonstrated in the next chart, which shows the cumulative level of profit recognition for the yearly profit shown in the previous chart. It illustrates that under the achieved profits basis profit emerges earlier, but the eventual total profit is the same under both bases.

European Embedded Value Reporting
In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value (EEV) Principles which are designed to improve the transparency and consistency of embedded value reporting. Member companies, of which Prudential is one, agreed to adopt the Principles for supplementary reporting no later than the financial year end commencing 1 January 2005. Prudential will fully adopt the Principles for the first time in respect of full year 2005 results.

For Prudential, EEV reporting represents an evolution from the current achieved profits basis used for supplementary reporting and we welcome the improved clarity and consistency of information that it will provide to investors. We reiterate our view that embedded value information provides investors with a more realistic reflection of the current performance of life insurance business. In summary, the principal changes from current achieved profits reporting are in respect of three areas:

inclusion of an explicit allowance for the impact of options and guarantees. This will typically require stochastic calculations, under which a large number of simulations are performed that provide a representation of the future behaviour of financial markets;

more active allowance for the combined impact of risk profile, encumbered capital and explicit valuation of options and guarantees in the selection of discount rates. This will ensure that the risks to the emergence of shareholder cash flows are properly accounted for; and

enhanced disclosure that will enable informed investors to more fully understand the key risks within the business together with management’s approach to them, and the basis of preparation of results.

In other respects we expect the EEV basis of reporting to be similar to the achieved profits basis.

Philip Broadley
GROUP FINANCE DIRECTOR

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CORPORATE RESPONSIBILITY REVIEW	A WORLD OF OPPORTUNITY

ACTING RESPONSIBLY BUILDS TRUST
Success in the long term depends not just on our financial results, but also on how we behave. We, like other UK insurers, are increasingly being asked to disclose our views on and response to a range of social, environmental and ethical issues. Globalisation, for example, is a trend that no international business can afford to ignore, offering opportunities for growth and efficiency. But the choices we make as a company affect people, including our customers and employees around the world.

Our focus on acting responsibly and with integrity is not new. It is a philosophy that we have striven to incorporate within the way we work throughout our history. Responsible corporate behaviour is essential in maintaining successful relationships with, among others, our customers, our people and the communities around our business. Understanding our stakeholders’ needs today can also help us innovate in a way that creates both commercial and social future value.

MANAGEMENT AND POLICY
ABI Guidelines
The Association of British Insurers (ABI) has set out guidelines for companies to report on how they incorporate corporate responsibility issues into the management of business. We seek to follow the guidelines.

Prudential operates a Group Governance Framework which is underpinned by a Group Governance Manual and associated processes. This encompasses all key policies and procedures, responsibility for which is allocated to named contacts within Group Head Office. These include our Group Code of Business Conduct, our Corporate Responsibility Policy and our Health and Safety Policy. Responsibility for compliance with these policies within the business units rests with each business unit’s management.

Prudential’s Group Finance Director, Philip Broadley, has responsibility on the Board for social, environmental and ethical risk management and the Board discusses Prudential’s performance on this at least once a year. The Board also reviews and approves our corporate responsibility report and strategy.

The Corporate Responsibility Policy Group (CRPG) is a specialist Groupwide committee reporting to the Group Finance Director and is responsible for making recommendations on business conduct and social and environmental policy. The CRPG submits a report on corporate responsibility activity across the business to the Board.

Our Corporate Responsibility (CR) unit also defines strategy, provides training on, co-ordinates and profiles our approach to social, environmental and ethical issues and works closely with individual business units to advise on and guide the development of CR activity.

We are investigating how to incorporate CR issues into an external assurance programme on which we will report during 2005.

INITIATIVES
Promoting Healthy Lifestyles
PruHealth, our private medical insurance joint venture that provides financial incentives for people to lead healthier lifestyles, was launched in 2004 in the UK. The more effort people make to improve their general levels of fitness, control their weight, stop smoking and maintain sensible levels of alcohol intake, the lower their premiums will be. The PruHealth model is based on similar schemes which have been established in South Africa and, more recently, in the US. In all these markets, there have been significant changes in people’s attitude and behaviour. For example, in Illinois, 79 per cent of policyholders took up a new fitness programme or changed their eating plan within 12 months of becoming a policyholder; this compares with a 32 per cent average among all policyholders.

Improving Financial Capability
Given the increasing variety and complexity of financial products, there is an urgent need to provide financial education and we play an active role around the world in addressing this issue. Four years into our financial education programme, we are seeing significant progress. In the UK, via partnerships with charities such as Citizens Advice, thousands of adults and children are now benefiting. Last year, we extended our work to China. Already, about 1,000 women in 211 State Owned Enterprises in Beijing have graduated from Prudential Corporation Asia’s new Invest In Your Future programme. This draws on the skills of our female colleagues who understand the issues currently facing women in China. The programme has proved both popular and successful and we now intend to extend the initiative to elsewhere in China and into Vietnam.

Investing in our Communities
In 2004 we invested £4.5 million in a wide range of projects around our business, supporting, for example, educational, welfare and environmental initiatives. This total includes the significant contribution made by many of our people around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £2.7 million. A detailed breakdown of Prudential’s investment in the community and our policy on not donating to political parties can be viewed on page 54.

In the wake of Asia’s tsunami tragedy, we established the Prudential Caring Fund in late December 2004. Prudential staff and Company matching has amassed a total of £800,000. The funds will be channelled into four hard-hit countries where we have a presence: Indonesia, India, Malaysia and Thailand. Prudential Corporation Asia is working with aid agencies to determine how best to allocate these funds, to ensure they have the maximum impact. In particular, we are focusing our support on children, some of the most vulnerable victims of the tragedy.

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Maintaining Universal Standards
In 2003, Prudential UK opened an offshore call centre and back office processing unit in Mumbai, India. Prudential Process Management Services is a wholly-owned subsidiary of Prudential plc and employs around 1,000 people. The Mumbai operation has enabled Prudential’s UK business to significantly reduce its operating costs whilst improving its customers’ experience, for example, through the replacement of telephone computerised interactive voice technology with an immediate connection to a well trained member of staff. The work environment, training and technology standards are the same as those offered in the UK and, for the second year running, Prudential UK, including its Mumbai centre, was accredited as an Investor in People.

Socially Responsible Investment
During 2004, Prudential plc along with 143 institutional investors pledged its support to the Carbon Disclosure Project. This aims to encourage the disclosure of greenhouse gas emissions and to facilitate its integration into general investment analysis.

M&G’s approach to socially responsible investment (SRI) is set out in the booklet Issues Arising from Share Ownership, available at www.prudential.co.uk/cr SRI has mostly focused on equity markets, with the property investment community slower to address the issue of sustainability. However, with more than £14.8 billion of funds under management Prudential Property Investment Managers Limited, a subsidiary of M&G, is the UK’s largest commercial property investment manager and accounts for approximately 80 per cent of Prudential’s direct environmental impact in the UK. As a leading participant in the Institutional Investor’s Group on Climate Change, we are creating awareness of the implications of climate change for property investment and how the industry should address this.

Employee Work Life Balance
One means of attracting and retaining talented, motivated and committed people is to help them achieve an appropriate work life balance. Jackson National Life provides a subsidised child development centre for the children of employees. A unique aspect of the centre is that the subsidy is based on family income, with a greater discount for those on lower incomes. The centre was officially accredited by the National Association for the Education of Young Children in 2004.

Further information about our approach to equal opportunities and employee involvement can be found on pages 53 and 54.

A detailed report on our performance is given in our on-line CR report at www.prudential.co.uk/cr and a hard copy of this is also available from our Corporate Responsibility unit.

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BOARD OF DIRECTORS

CHAIRMAN	EXECUTIVE DIRECTORS

1. SIR DAVID CLEMENTI MA FCA MBA
Chairman. Aged 56.
Chairman since December 2002. In July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2. JONATHAN BLOOMER FCA
Group Chief Executive. Aged 50.
Appointed as a director in January 1995 and as Group Chief Executive in March 2000. He was previously Deputy Group Chief Executive and Group Finance Director. He is a non-executive director of Egg plc. He is also Chairman of the Practitioner Panel of the Financial Services Authority and a Board Member of the Association of British Insurers. In addition, he is a member of the Finance Committee of the NSPCC.

3. PHILIP BROADLEY FCA
Group Finance Director. Aged 44.
Appointed in May 2000. He is currently Deputy Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and the United States.

4. CLARK MANNING FSA MAAA
Executive director. Aged 46.
Appointed in January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that he was Senior Vice President and Chief Actuary for SunAmerica Inc., and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

5. MICHAEL McLINTOCK
Executive director. Aged 43.
Appointed in September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

6. MARK NORBOM
Executive director. Aged 47.
Appointed in January 2004. He is also Chief Executive, Prudential Corporation Asia. He was previously President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent the last 10 years with General Electric in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with General Electric in various posts in the United States.

7. MARK WOOD FCA MSI
Executive director. Aged 51.
Appointed in June 2001. He is also Chief Executive of Prudential Assurance, UK and Europe, a position he has held since June 2001. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He is a chartered accountant who qualified with Price Waterhouse in London, and has held a number of senior positions in the insurance industry. He was Deputy Chairman of the ABI, Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. He is also Deputy Chairman of the NSPCC.

Ages as at 1 March 2005

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NON-EXECUTIVE DIRECTORS

8. KEKI DADISETH FCA
Independent non-executive director. Aged 59. Appointed with effect from 1 April 2005. He is Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, and has been a main board director of Unilever PLC and Unilever N.V. since 2000. He joined Hindustan Lever Ltd in India in 1973, became Vice President of the Hindustan Lever Management Committee in 1987 progressing to Chairman in 1996. He is a Trustee of the Ratan Tata Trust, a director of The Indian Hotels Company Limited, ‘The Taj Group’, a member of the International Advisory Board of DaimlerChrysler Group and a director of the Indian School of Business (a venture between industry and the Business Schools at Wharton, Kellogg and LBS). In addition, he is a member of the International Advisory Board of Marsh & McLennan Companies Inc., and from 1 April 2005 he will also be a member of Actis Capital LLP.

9. MICHAEL GARRETT
Independent non-executive director. Aged 62. Appointed in September 2004. He is an Executive Vice President of Nestlé S.A., and member of the Executive Board. He has worked for Nestlé since 1961, becoming Head of Japan in 1990 and director with responsibility for the Far East in 1993. He is a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System. He is a director of a number of listed Nestlé companies in Asia, Africa and the Middle East. He has been a member of the Supervisory Board of Cereal Partners Worldwide (a joint venture between Nestlé and General Mills) since 1993.

10. BRIDGET MACASKILL
Independent non-executive director. Aged 56. Appointed in September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury plc. She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc., a major New York based investment management company.

11. ROBERTO MENDOZA
Independent non-executive director and Chairman of the Remuneration Committee. Aged 59.
Appointed in May 2000. He is also the non-executive Chairman of Egg plc, and Chairman of Integrated Finance Limited. He was previously Vice Chairman and director of JP Morgan & Co, Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a Managing Director of Goldman Sachs.

12. KATHLEEN O’DONOVAN
Independent non-executive director. Aged 47. Appointed in May 2003. She is a non-executive director of EMI Group plc, Great Portland Estates PLC and the Court of the Bank of England. She is also Chairman of the Audit Committee of the Bank of England and of the Audit Committee of the EMI Group plc, and Chairman of the Invensys Pension Fund. She was previously Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

13. JAMES ROSS
Independent non-executive director. Aged 66. Appointed in May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Deputy Chairman of National Grid Transco plc, and prior to that Chairman of National Grid Group plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

14. ROB ROWLEY FCMA
 Senior independent non-executive director and Chairman of the Audit Committee. Aged 55. Appointed in July 1999 (as an independent non-executive director), June 2000 (as Chairman of the Audit Committee) and December 2003 (as Senior Independent Director). He is executive Deputy Chairman of Cable and Wireless plc, a non-executive director of Taylor Nelson Sofres plc and a non-executive director of Liberty International plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

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CORPORATE GOVERNANCE REPORT	YEAR ENDED 31 DECEMBER 2004

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance appended to the Listing Rules of the Financial Services Authority (the Code). The Board has adopted Group standards which set out the behaviours expected of staff in their dealings with shareholders, customers, fellow employees, suppliers and other stakeholders of the Group. The Company has complied throughout the financial year ended 31 December 2004 with all the Code provisions set out in Section 1 of the Code.

We have applied the principles of the Code in the manner described below and in the Remuneration Report.

THE BOARD
As at 31 December 2004, the Board comprised the Chairman, six executive directors and six independent non-executive directors. Following recent changes there will be, with effect from 1 April 2005, six executive directors and seven independent non-executive directors in addition to the Chairman. These non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on pages 32 and 33. The roles of Chairman and Group Chief Executive are separate and clearly defined, and have been approved by the Board so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group Head Office team of functional specialists. Rob Rowley is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate. The Chairman meets, at least annually, with the non-executive directors without the executive directors being present.

During 2004 the Board met 14 times and held a separate strategy day. Each year one of the Board meetings is held at one of the Group’s business operations to facilitate a fuller understanding of the diversity of the business. In September 2004, a Board meeting was held in Scotland, following a series of presentations made to Board members on the UK business and future market opportunities by the Prudential UK management team at its Craigforth centre. All of the directors, save for Bridget Macaskill who missed one scheduled meeting due to injury, attended all of the eight scheduled Board meetings. The majority of the directors attended most of the remaining six additional Board meetings. Where a director was not able to attend any of the additional meetings, their views were canvassed prior to that meeting. A further 14 Board Committee meetings took place during the year. The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs. These include, amongst other things, approval of the annual and interim results, strategy and corporate objectives, operating plans, significant transactions and matters affecting the Company’s share capital.

A corporate governance framework approved by the Board maps out the internal approvals processes and those matters which are delegated to business units. These principally relate to the operational management of the Group’s businesses and include pre-determined authority limits delegated by the Board to the Group Chief Executive for further delegation by him in respect of matters which are essential to the effective day-to-day running and management of the business.

The chief executive of each business unit, who in respect of his business unit responsibilities reports to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising its most senior executives. In accordance with the Group Governance Framework, business unit chief executives are required to certify annually their compliance with the requirements of the framework.

The Board is accountable for ensuring that an effective system for succession planning and management development is in place. This is delivered through an established review process that is applied across all the businesses and covers both director and senior management succession and development. The Board reviews the outcomes of the review annually and actions arising from the review are implemented as part of the management development agenda.

All directors have direct access to the services of the Company Secretary who advises them on all corporate governance matters, on Board procedures, and on compliance with applicable rules and regulations. In order to ensure good information flows, full Board and Committee papers are provided to the directors by the Company Secretary approximately one week before each Board or Committee meeting. The Company Secretary also supports the Chairman in providing tailored induction programmes for new directors and on-going training for all directors.

Other commitments of the Chairman and changes during the year are detailed in his biography on page 32. The Board is satisfied that these other commitments are not such as to interfere with the performance of the Chairman’s duties for the Group.

BOARD COMMITTEES
The Board has established the following standing committees of non-executive directors with written terms of reference which are kept under regular review:

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Audit Committee Report
At Prudential, the Audit Committee is a key element of our governance framework. This report sets out its responsibilities and the work the Committee has done to meet its objectives.

Role of the Committee
The Audit Committee’s principal oversight responsibilities cover:

internal control and risk management;

internal audit;

external audit (including auditor independence); and

financial reporting.

The Committee has formal terms of reference set by the Board, which are reviewed regularly.

Membership
All the members of the Audit Committee are independent non-executive directors. The members of the Committee (and their relevant experience) are:

Rob Rowley (Chairman) – formerly Finance Director of Reuters Group PLC; currently also executive Deputy Chairman of Cable and Wireless plc;

Kathleen O’Donovan – formerly Finance Director of BTR plc and audit partner at Ernst & Young; currently also a non-executive director of EMI Group plc and the Court of the Bank of England, and Chairman of the Audit Committee of the Bank of England and of the Audit Committee of the EMI Group plc; and

James Ross – formerly a Managing Director of the British Petroleum Company plc and Chairman and Chief Executive of BP America Inc, Chief Executive of Cable and Wireless plc and Chairman of Littlewoods plc; he was also Deputy Chairman of National Grid Transco plc.

Sandy Stewart resigned from the Committee on 6 May 2004, and James Ross was appointed on 6 May 2004.

The Board has designated the Chairman of the Committee as its audit committee financial expert for Sarbanes-Oxley Act purposes; he also has recent and relevant financial experience for the purposes of the Code.

The Committee received detailed presentations during the year from senior management designed to keep members up to date and aware of the impacts on the business of changes to accounting standards and practices including International Financial Reporting Standards and European Embedded Value.

Meetings
The Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, Group Chief Executive, Group Finance Director, heads of Group Internal Audit, Group Risk and Group Compliance, as well as the external auditor attended the meetings. The Committee also meets solely with both external and internal auditors at least once a year.

The Chairman holds preparatory meetings with the Group Chief Internal Auditor, the external auditor and the Group Finance Director before each Committee meeting. A detailed forward agenda has been developed which ensures all matters that the Committee is responsible for are addressed at the appropriate time of the year. The principal business of the Committee’s meetings includes:

full year results and press release (including accounting policies and key judgemental areas), external auditor’s full year memorandum, Turnbull compliance statement, internal audit effectiveness, effectiveness of the Group Risk Framework;

annual report and accounts, external audit opinion and final management letter, effectiveness of the external audit process, external auditor’s qualifications, expertise and resources;

external auditor’s interim management letter, Group Finance report on accounting policies (including judgemental areas), half year compliance and risk report, Audit Committee effectiveness, Audit Committee terms of reference;

half year results and press release, external auditor’s plans and audit strategy, half year key risk report;

US filings and related external audit opinion, annual security report on anti-money laundering, Group policies for compliance with relevant regulations, half year compliance report;

Group Security annual report, European Embedded Value, International Accounting Standards; and

auditor independence.

During the year, the Committee’s standing agenda items also included reports from Group Internal Audit, Group Compliance and Group Security, as well as reports on progress of the Sarbanes-Oxley Section 404 project from management and the external auditor. The Committee also received presentations from some of the business unit chief executives.

The Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting. The minutes of Committee meetings were circulated to all Board members.

The Committee recognises the need to meet without the presence of executive management. Such sessions were held twice, in March and July 2004, with the external and internal auditors.

Internal control and risk management
The Audit Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and

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managing business risks. The Committee also received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. Further information on these Committees appears on pages 39 and 40.

From the 2006 year end, the Group will need to undertake an assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. In common with other companies which have to comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Committee has overseen the progress of this project through regular status reports submitted by management. In 2004 the Committee commissioned an independent review of progress towards compliance with Section 404 to be undertaken by the Group’s external auditor, KPMG Audit Plc, and the results will be reported to the Committee during the first half of 2005.

Internal audit
The Audit Committee regards its relationship with internal audit as a particularly important one. Group Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Code and the Sarbanes-Oxley Act. Each of the Group’s business units has its own internal audit function whose resources, plans and work are overseen by Group Internal Audit. The Group Chief Internal Auditor reports functionally to the Committee and administratively to the Group Finance Director.

During the year, the Committee reviewed and approved internal audit’s plans, resources and the results of its work. Across the Group, total internal audit headcount stands at 110. Reporting to the Committee by Group Internal Audit is achieved through the submission and discussion of formal reports four times during the year, as well as regular private meetings between the Chairman of the Committee and the Group Chief Internal Auditor. Additionally, all members of the Committee attended the Group’s internal audit conference in July 2004.

The effectiveness of internal audit was assessed through a review, carried out by external advisers, and through regular dialogue with the Group Chief Internal Auditor. An internal review of the role of internal audit was also undertaken, to ensure that its activities and resources are most effectively organised to support the Committee’s oversight responsibilities.

External audit
The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

audit its own firm’s work;

make management decisions for the Group;

have a mutuality of financial interest with the Group; and

be put in the role of advocate for the Group.

The Committee reviewed the policy in December 2004, and a revised policy was approved.

The Group has a policy that at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In February 2004, the Committee formally considered the need to re-tender the audit and concluded that, in view of the satisfactory performance of the external auditor and the cost of undertaking a tender exercise, it was inappropriate to do so, and the external auditor’s reappointment was approved by the Committee.

During the year, the Audit Committee assessed the qualification, expertise and resources, effectiveness and independence of the external auditor. In addition to the questioning of the external auditor and the Group Finance Director that is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Internal Audit, supplemented by interviews with senior finance staff and Audit Committee members.

For the year ended December 2004, fees for audit services of £5.6 million for 2004 were approved. All non-audit services were approved by the Committee in accordance with the Group’s Auditor Independence Policy prior to work commencing and, at regular intervals in 2004, the Audit Committee reviewed the non-audit services being provided to the Group by its external auditor. During the year, fees for non-audit services of £4.1 million were put forward to the Audit Committee for approval. Fees for non-audit services amounted to 42 per cent of total fees paid to KPMG Audit Plc. These primarily related to Sarbanes-Oxley Section 404 assistance, the Rights Issue due diligence work, and International Financial Reporting Standards and other regulatory changes. A more detailed analysis is set out in note 19 to the accounts.

Financial reporting
The Audit Committee reviewed the interim and annual financial statements before their submission to the Board, paying particular attention to critical accounting policies and practices and any changes in them; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under the Code and other applicable laws and regulations.

The Committee is regularly briefed on the development of accounting standards, and during the year continued to review the progress of the Group project to implement International

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Financial Reporting Standards. This project is discussed in more detail on pages 24 to 27.

Confidential reporting
At each meeting, the Committee received and reviewed a report on calls to the confidential reporting lines and other confidential communications received and investigated since the preceding meeting, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential reporting lines.

Audit Committee effectiveness
During the year, the Audit Committee undertook a formal review of its own effectiveness and engaged independent external advisers to review the Committee’s compliance with the requirements of the Code and the Sarbanes-Oxley Act. Further to these reviews, some minor improvements to the documentation of the Committee’s work and its terms of reference have been implemented.

The Committee is satisfied, based on the findings of these reviews and the improvements made in response to them, that it had been operating as an effective Audit Committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Audit Committee will be undertaken annually.

Remuneration Committee Report
Roberto Mendoza (Chairman)
Bart Becht (until 31 August 2004)
Michael Garrett (from 1 September 2004)
Bridget Macaskill
Kathleen O’Donovan
James Ross (from 6 May 2004)
Rob Rowley
Sandy Stewart (until 6 May 2004)

The Remuneration Committee is comprised exclusively of the independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy. The Remuneration Committee determines the remuneration packages of the Chairman and executive directors. During 2004, a total of six meetings were held. In framing its remuneration policy, the Committee has given full consideration to the provisions of Section 1B of and Schedule A to the Code. The Remuneration Report prepared by the Board is set out in full on pages 42 to 52. In preparing the Report, the Board has followed the provisions of the Code and The Directors’ Remuneration Report Regulations 2002.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the

Committee’s proposals relating to the remuneration of all executive directors. Following the publication of the Code in July 2003, the terms of reference of the Committee were reviewed and amended. They were widened to include monitoring the level and structure of remuneration for a defined population of senior management as determined by the Board. The Committee agreed principles for the level and structure of remuneration for this population. The Committee has access to professional advice inside and outside the Company.

Nomination Committee Report
Sir David Clementi (Chairman)
Jonathan Bloomer
Bridget Macaskill (from 18 March 2004)
Kathleen O’Donovan (from 6 May 2004)
Rob Rowley
Sandy Stewart (until 6 May 2004)

The Nomination Committee, which is comprised of a majority of independent non-executive directors, meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group’s business. In appropriate cases, search consultants are used to identify suitable candidates.

During the year the Nomination Committee initiated the search for additional non-executive directors. The Nomination Committee employed professional search consultants who oversaw the initial process. Candidates were interviewed initially by the Chairman and the Senior Independent Director and subsequently by other directors.

During 2004 the Committee held five meetings resulting in the appointment by the Board of three new independent non-executive directors. James Ross was appointed with effect from the conclusion of the Annual General Meeting on 6 May 2004, Michael Garrett was appointed to the Board on 1 September 2004 and Keki Dadiseth was appointed to the Board with effect from 1 April 2005. Biographical details of all these directors are set out on page 33.

BOARD COMMITTEES – TERMS OF REFERENCE
The full terms of reference of the Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk under the section headed ‘About Prudential’. Hard copies may be obtained upon written request to the Company Secretary at the Company’s registered office.

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ATTENDANCE AT BOARD AND COMMITTEE MEETINGS
The number of full Board and Committee meetings attended by each director during 2004 was as follows:

	Full	Audit	Remuneration	Nomination
	Board	Committee	Committee	Committee
	meetings *	meetings **	meetings ***	meetings

Number of meetings in year	14	9	6	5

Sir David Clementi	14 (14)	n/a	n/a	5 (5)
Bart Becht[1]	9 (10)	n/a	3 (4)	n/a
Jonathan Bloomer	14 (14)	n/a	n/a	5 (5)
Philip Broadley	14 (14)	n/a	n/a	n/a
Michael Garrett[2]	4 (4)	n/a	1 (2)	n/a
Bridget Macaskill[3]	11 (14)	n/a	4 (6)	3 (4)
Clark Manning	14 (14)	n/a	n/a	n/a
Michael McLintock	14 (14)	n/a	n/a	n/a
Roberto Mendoza[4]	12 (14)	n/a	6 (6)	n/a
Mark Norbom	12 (14)	n/a	n/a	n/a
Kathleen O’Donovan	13 (14)	8 (9)	5 (6)	2 (3)
James Ross[5]	9 (9)	6 (6)	2 (3)	n/a
Rob Rowley	14 (14)	9 (9)	6 (6)	5 (5)
Sandy Stewart[6]	5 (5)	3 (3)	3 (3)	3 (3)
Mark Wood	14 (14)	n/a	n/a	n/a

Notes
*	During 2004 there were eight scheduled Board meetings and six additional Board meetings.
**	During 2004 there were six scheduled Audit Committee meetings and three additional meetings.
***	During 2004 there were six scheduled Remuneration Committee meetings.
1.	Resigned as a director on 31 August 2004.
2.	Appointed as a director on 1 September 2004.
3.	Unable to attend one scheduled Board, Remuneration and Nomination Committee meeting due to injury.
4.	Declared a conflict of interest on the subject under discussion at two Board meetings.
5.	Appointed as a director on 6 May 2004.
6.	Resigned as a director on 6 May 2004.

Figures in brackets indicate the maximum number of meetings in the period in which the individual was a Board or Committee member.

INDEPENDENT PROFESSIONAL ADVICE
The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company’s expense.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, where appropriate, circulate to other directors sufficient information to ensure that other members of the Board are kept informed on issues arising which affect the Company or any of its subsidiaries.

Independent professional advice was sought by Roberto Mendoza during 2004 regarding a potential conflict of interest arising from his position as Chairman of Egg plc.

DIRECTORS’ INDEPENDENCE, DEVELOPMENT AND RE-ELECTION
Throughout the year all the non-executive directors were considered by the Board to be independent in character and judgement. No non-executive director:

has been an employee of the Group within the last five years;

has, or has had within the last three years, a material business relationship with the Group;

receives remuneration from the Group other than a director’s fee;
has close family ties with any of the Group’s advisers, directors or senior employees;

represents a significant shareholder; or

has served on the Board for more than nine years.

A cross-directorship exists with Roberto Mendoza and Jonathan Bloomer who both sit on the Board of Egg plc, the Company’s 79 per cent owned subsidiary which has its own listing on the London Stock Exchange. Under the Company’s Relationship Agreement with Egg established prior to its flotation in 2000 the Company has agreed with Egg that, absent specific events, the number of Company related directors represents less than half the total number of directors in office. The Company has the right, while it continues to own more than 10 per cent of the voting shares, to nominate one director and also, while it continues to own more than 15 per cent of the voting shares, to appoint the Chairman of the Board. Jonathan Bloomer was accordingly appointed as the Company’s nominated director and Roberto Mendoza was appointed as the Chairman of the Board of Egg. Consequently, Roberto Mendoza discloses his interest as Chairman of Egg and if a conflict of interest arises he will withdraw from any decision-making by the Board of Prudential plc in respect of matters regarding Egg. The Board does not consider that this relationship in any way affects his status as an independent director of the Company.

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The Group is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Company has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Non-executive directors are appointed initially for a three-year term. The terms and conditions of appointment of non-executive directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting (AGM). Their appointment is reviewed towards the end of this period against performance and the requirements of the Group’s businesses. Upon appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Audit Committee and the ambit of the Internal Audit function. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group’s governance arrangements, its Investor Relations programme, as well as its remuneration policies.

A programme of on-going professional development was undertaken for all directors in 2004, which covered a number of sector specific and business issues as well as legal, accounting and regulatory changes and developments. A cornerstone of the programme was a series of presentations made to the Board by the Prudential UK management team on its UK business and future market opportunities, at Craigforth in September. Throughout their period in office the directors are continually updated on the Group’s businesses and the regulatory and industry specific environments in which it operates. These updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources. Directors are also advised on appointment of their legal and other duties and obligations as a director of a company listed on the London Stock Exchange both in writing and in face-to-face meetings with the Company Secretary.

All directors are required to submit themselves for re-election at the AGM at least every three years, and annually following their reaching the age of 70.

PERFORMANCE EVALUATION
An evaluation was carried out of the performance of the Board and its Committees, and of the individual directors, for the year 2004, in line with the requirements of the Code. The aim was to improve individual contributions, the effectiveness of the Board and its Committees and the Group’s performance.

Following a competitive selection process, the evaluation of the Board as a whole and of the Chairman was carried out by an independent consultant, following a briefing by the Chairman and the Senior Independent Director. Interviews were conducted with each Board member by the independent consultant. The interview questions were based on the Code and sought views on the effectiveness of the Board and on the Chairman’s performance. The independent consultant prepared its report based on the interviews with directors. The overall results of the evaluation were reviewed by the Board in January 2005. The non-executive directors met, under the leadership of the Senior Independent Director, to consider the report of the independent consultant and to review the performance of the Chairman. The performance of individual non-executive directors and the Group Chief Executive was evaluated by the Chairman in a meeting with each director and with the Group Chief Executive. The Group Chief Executive individually appraised the performance of the executive directors.

RELATIONS WITH SHAREHOLDERS
As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2004. Board members also regularly receive copies of the latest analysts’ and brokers’ reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company. The Chairman and the Senior Independent Director gave feedback to the Board on issues raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors they are welcome to do so.

The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 5 May 2005 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages attendance by all its shareholders. At its Annual General Meeting in 2004, the Company indicated the balance of proxies lodged for and against each resolution after it had been dealt with on a show of hands, and the total percentage of share capital voted on all resolutions. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution. The Company discloses the number of the proxy votes cast on each resolution on its website after the Annual General Meeting. In 2005, as a result of a delay in finalising FRS 27 ‘Life Assurance’ released on 13 December 2004, the Company has been unable to comply with the Code requirement that shareholders should be sent the Notice of Annual General Meeting at least 20 working days before the

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meeting. In view of these exceptional circumstances, the Company has reverted to using the statutory period of 21 clear days’ notice. At the 2005 Annual General Meeting, as with last year’s meeting, shareholders will be given the opportunity to put questions to the Board on matters relating to the Group’s operation and performance.

The Group maintains a corporate website www.prudential.co.uk containing a wide range of information of interest to private and institutional investors including the Group’s financial calendar.

SARBANES-OXLEY ACT 2002
The Sarbanes-Oxley Act 2002 (the Act) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company must comply with the relevant provisions of the Act.

The Company has already adopted procedures to comply with all applicable provisions of the Act.

In particular in relation to Section 302 of the Act which covers disclosure controls and procedures, a Disclosure Committee has been established, reporting to the Group Chief Executive, chaired by the Group Finance Director and comprising members of senior management. The objectives of this Committee are to:

assist the Group Chief Executive and the Group Finance Director in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures;

monitor compliance with the Company’s disclosure controls and procedures;

review and provide advice to the Group Chief Executive and Group Finance Director with regard to the scope and content of all public disclosures of the Company which are of material significance to the market or investors; and

review and consider, and where applicable follow up on, matters raised by other components of the disclosure process, including assessments made by the Group Audit Committee, internal audit or the external auditor of the Company’s internal controls to the extent they are relevant to the disclosure process.

In discharging these objectives, the Committee helps to support the Group Chief Executive’s and Group Finance Director’s certifications of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

The provisions of Section 404 of the Act require Prudential’s management to report on the effectiveness of internal control over financial reporting in its annual report on Form 20-F which is filed with the US Securities and Exchange Commission. The first requirement for this report is for the year ending 31 December 2006, and in common with other companies which have to comply with this requirement, the Group has undertaken a significant project to document and test its internal control over financial reporting in the format required by the Act. This project is on schedule to support certification as at 31 December 2006.

FINANCIAL REPORTING
The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 56 to 95 and the achieved profits basis supplementary information on pages 113 to 124. It is the responsibility of the auditor to form an independent opinion, based on its audit of the financial statements and its review of the supplementary financial statements; and to report its opinions to the Company’s shareholders. Its opinions are given on pages 97 and 125.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the results for the period and which comply with the Companies Act 1985. In preparing those statements, the directors ensure that suitable accounting policies are selected and applied consistently, that reasonable and prudent judgements and estimates are made and that applicable accounting standards are followed. They also ensure that appropriate accounting records are maintained which disclose with reasonable accuracy at any time the financial position of the Group and enable them to prepare the financial statements and that reasonable steps are taken to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the foreseeable future. They therefore continue to use the going concern basis in preparing the financial statements.

INTERNAL CONTROL AND RISK MANAGEMENT
The Board has responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Board has conducted a review of the effectiveness of the Group’s system of internal control. The control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The system of internal control includes financial, operational and compliance controls and risk management.

The Group Risk Framework, adopted in 1999, requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group risk categorisation model breaks risk down into risk classes, risk categories and risk components. The seven risk classes cover business environment risk, strategic risk, credit risk, regulatory compliance risk, investment risk, underwriting risk and operational risk, and are intended to encompass all risks faced by

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the Group. They are used by the business units and Group during risk identification, analysis, aggregation and reporting of risk. The Group’s risk management framework includes the following committees:

Group Operational Risk Committee
The Group Operational Risk Committee is chaired by the Group Finance Director and its membership includes representatives of the business unit and Group functions who have input into the operation of the Group Risk Framework. The Group Operational Risk Committee is the senior management forum responsible for oversight of the Group Risk Framework across the business unit and Group functions, including monitoring operational risk and related policies and processes as they are applied throughout the Group. The Group Operational Risk Committee reports to the Group Chief Executive, who has overall responsibility for the risks faced by the Group. The Group Operational Risk Committee is supported in this role by the Group Risk Function and the Risk Committees and Risk Functions in each business unit. Quarterly risk reports from the business units and Group are reported to the Group Operational Risk Committee covering all risks of Group significance. Regular reports are also made to the Group and business unit audit committees by management, internal audit and compliance functions.

Group Asset Liability Committee
The Group Asset Liability Committee is chaired by the Group Finance Director and its membership includes business unit and Group management involved in the operation of the asset liability, credit and insurance risks framework. The Group Asset Liability Committee is the senior management forum responsible for oversight of asset-liability mismatch, solvency, market, credit and insurance risks across the Group. The Group Asset Liability Committee reports to the Group Chief Executive.

Group Balance Sheet Management Committee
The Group Balance Sheet Management Committee is chaired by the Group Finance Director and is the senior management forum responsible for oversight of the Group’s balance sheet strategy, including debt capacity and capital structure. Its membership includes management involved in the operation of the Group’s policies for balance sheet management, including liquidity, financing and capital adequacy. The Group Balance Sheet Management Committee reports to the Group Chief Executive.

Internal Control Framework
As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive and Group Finance Director.

Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Group Audit Committee, and it was confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). Business unit internal audit teams execute risk based audit plans throughout the Group, from which all significant issues are reported to the Group Audit Committee.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group’s actual performance against plan, together with updated forecasts.

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REMUNERATION REPORT	YEAR ENDED 31 DECEMBER 2004

INTRODUCTION
What this report covers
This report to shareholders:

sets out our remuneration policy for executive directors for 2004;

explains the policy under which our executive and non-executive directors were remunerated for the year ended 31 December 2004;

sets out tables of information showing details of the remuneration and share interests of all the directors for the year ended31 December 2004; and

sets out our remuneration policy for executive directors for 2005.

Compliance with the Directors’ Remuneration Regulations
This report has been approved by the Board and, as required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve it. This report complies with the requirements of the Regulations and KPMG Audit Plc have audited the sections contained in pages 47 to 52 as required by the Companies Act 1985.

THE REMUNERATION COMMITTEE
Role of the Remuneration Committee
The Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that executive directors’ remuneration is aligned with shareholders’ interests and enhances the competitiveness of the Company. The terms of reference of the Remuneration Committee are available on the Company’s website and a copy may be obtained from the Company Secretary, Group Secretarial Department. The Board has delegated to the Remuneration Committee the setting of the remuneration policy and individual remuneration packages for the Chairman and the executive directors. The fees of non-executive directors are a matter for the Board itself. The Chairman and the Group Chief Executive attend Remuneration Committee meetings to provide background and context on matters relating to the remuneration of the other executive directors, but do not attend when their own remuneration is discussed. No director has any involvement in determining his or her own remuneration. The Remuneration Committee meets on at least three occasions each year and more frequently if necessary.

Membership of the Remuneration Committee
The members of the Remuneration Committee during 2004, who are listed below, were all independent non-executive directors:

Roberto Mendoza (Chairman)
Bart Becht (until 31 August 2004)
Michael Garrett (from 1 September 2004)
Bridget Macaskill
Kathleen O’Donovan
James Ross (from 6 May 2004)
Rob Rowley
Sandy Stewart (until 6 May 2004)

Advisers to the Remuneration Committee
During 2004 the Group Human Resources Director was invited to provide the Committee with her views and advice on matters considered by the Committee. The Committee appointed Towers

Perrin to provide consultancy and market data and Freshfields Bruckhaus Deringer to advise on legal matters. Towers Perrin also provided the Company with consultancy advice and salary survey information and Freshfields Bruckhaus Deringer provided other legal advice.

Compliance with the Combined Code
During the year, the Company has complied with Schedule A and Schedule B and the provisions relating to the Principles of Good Governance and Code of Best Practice of the Combined Code then in force regarding directors’ remuneration.

The Board welcomes the introduction of the revised Combined Code which came into effect in 2004 and has reviewed the provisions in Schedule A, Schedule B and Schedule C and the revised Combined Code’s provisions relating to the Code on Corporate Governance and Code of Best Practice regarding directors’ remuneration.

REMUNERATION POLICY
The aim of the Company’s remuneration policy is to be able to recruit and retain the highest calibre executives. To achieve this objective, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK’s regulatory framework and shareholder views, and is guided by UK corporate governance standards.

The Remuneration Committee recognises that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment. The Committee will keep the policy under review, consulting with major shareholders over any proposed changes. Any changes to the policy will be described in future Remuneration Reports.

Key Principles of the Remuneration Policy
The principles developed by the Remuneration Committee reflect the relative importance of those elements that are performance-related and those which are fixed and are as follows:

a high proportion of total remuneration will be delivered through performance-related reward;

a significant element of performance-related reward will be provided in the form of shares;

the total remuneration package for each director will be set in relation to the relevant employment market;

performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward; and

performance will be rewarded at both a business and Group level.

Total Remuneration Levels
Total remuneration means basic salary and short- and long-term incentives. Award levels for the Group Chief Executive are set by the Remuneration Committee by reference to the total remuneration levels of other chief executives of UK-based major international companies and major UK financial services

42	PRUDENTIAL PLC ANNUAL REPORT 2004

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companies. This approach reflects the international scope of Prudential’s business. The total remuneration levels for the other executive directors are set similarly by reference to levels in their relevant markets. All pay data is externally provided.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS FOR 2004 AND 2005
The policy on remuneration levels and elements of the remuneration package for 2005 are set out below. The policy remains unchanged from 2004.

Elements of the Remuneration Package
The remuneration package for the Company’s executive directors comprises the following elements:

a basic salary;

an annual incentive;

long-term incentives, paid in cash or shares depending on the plan; and

pension entitlement and other benefits.

Basic salary
The Remuneration Committee normally reviews executive directors’ salaries each year on an individual basis having regard to business results, individual accountabilities and performance, and market conditions.

Annual incentive plans
Annual incentive payouts for executive directors depend on performance and are paid in cash or shares as indicated below. Performance is measured against the stretching quantitative financial and business objectives in our business plans. Personal performance is also taken into account. Annual bonus awards are not pensionable.

The levels of annual incentive awards are set as a percentage of salary and are as follows:

	Target % of salary	Maximum % of salary

Jonathan Bloomer*	50	110

Philip Broadley*	50	110

Clark Manning**	100	120

Michael McLintock*	300	500

Mark Norbom*	50	110

Mark Wood*	50	110

Notes

Michael McLintock’s annual incentive award is in line with remuneration levels in the investment management industry and is based on the profits of M&G, the fund performance of M&G and Group and individual performance.

*    The annual incentive for these executive directors is further aligned with the interests of shareholders in that any part of the annual incentive award made for performance above target is made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing the director is still in employment. During the deferral period, dividends accumulate for the benefit of award holders.

** Clark Manning is also eligible to receive an annual bonus which provides for a percentage share of a bonus pool geared to the profits of Jackson National Life. He is additionally eligible to participate in a US tax qualified all-employee profit sharing plan.

Long-term incentive plans
The policy described below is for 2004 and it is intended that the same awards will be made in 2005. Our long-term incentive plans are designed to drive the underlying financial performance of the business i.e. both value creation/business performance and relative Total Shareholder Return (TSR). The plans also recognise that strong regional performance is critical to Group performance. In order to grow the value of Prudential for shareholders, the Board needs to focus on growing each area of business. Executive directors that run a business area therefore also participate in a long-term incentive plan geared to their business reflecting those responsibilities. In all cases the performance period is three years and for example the 2004 awards run from the beginning of 2004 to the end of 2006.

Restricted Share Plan
The Group’s primary long-term incentive plan for a number of years has been the Restricted Share Plan (RSP) which was designed to provide rewards linked to the returns to shareholders.

This important performance-related element of the total reward package for executive directors rewards the achievement of TSR relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period. The performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential’s main competitors and the focus of UK investors at that time.

For any awards under the RSP to vest, the Remuneration Committee must also be satisfied with the Company’s underlying financial performance over the performance period. At the end of each performance period, depending on the Company’s performance, executive directors may be granted a right to receive shares at no cost to the individual.

No award is made if the Company’s TSR performance is ranked below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant will be made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made will be calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

In 2004, for Jonathan Bloomer the conditional and maximum RSP award was equivalent to 200 per cent of his basic salary at the time the award was granted. For Philip Broadley, Clark Manning, Mark Norbom and Mark Wood, these awards were equivalent to 160 per cent of basic salary and for Michael McLintock this award was equivalent to 80 per cent of basic salary.

Details of all outstanding RSP awards are set out in the section on the Restricted Share Plan on pages 48 and 49.

Business-specific long-term incentive plans
Clark Manning
To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life. The award payout equals an initial award value multiplied by a factor equalling the Prudential plc share price at the end of the performance period

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REMUNERATION REPORT CONTINUED	YEAR ENDED 31 DECEMBER 2004

divided by the price at the beginning. In order for any award to be made under the 2004 plan the appraisal value growth of Jackson National Life over the performance period must be eight per cent per annum compound or greater. At this level of performance the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent the initial award increases to a maximum of three times the initial award. For performance between these points payouts are on a straight line sliding scale.

Michael McLintock
To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For 2004 the face value of the share award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2004 the phantom option award had a face value of £367,800.

Mark Norbom
To reflect his role as Chief Executive of Asia, Mark Norbom participates in the Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of our Asian businesses. Under the 2005 award the plan will only pay out if the growth of the Asian business, as measured under the plan, is greater than 15 per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout is 100 per cent of salary, for which an annual growth rate of 35 per cent is required. If an annual growth rate of 50 per cent or more is achieved, the maximum of 150 per cent of basic salary is paid. For performance between these points payouts are on a straight line sliding scale.

Mark Wood
To reflect his role as Chief Executive of UK and Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK and Europe over the performance period. This plan will only pay out if the growth in appraisal value of the UK and Europe business is greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout is 75 per cent of basic salary for which a growth rate of 11.5 per cent is required. If a growth rate of 17.5 per cent or more is achieved the maximum of 100 per cent of basic salary is paid. For performance between these points payouts are on a straight line sliding scale.

CHAIRMAN’S LETTER OF APPOINTMENT AND BENEFITS
The Chairman is paid annual fees and the contractual notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

DIRECTORS’ SERVICE CONTRACTS AND LETTERS OF APPOINTMENT
Executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The normal notice of termination that the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months’ notice period applies. The service contracts for all current executive directors contain a 12 months’ notice period from the Company. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months’ notice. Payments of Clark Manning’s salary during the period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

Executive directors, with the exception of Michael McLintock, are required to give 12 months’ notice of termination to the Company. Michael McLintock is required to give six months’ notice to the Company.

Name	Date of contract	Notice period to the Company	Notice period from the Company

Executive directors

Jonathan Bloomer	5 Mar 1999	12 months	12 months

Philip Broadley	12 Apr 2000	12 months	12 months

Clark Manning	7 May 2002	12 months*	12 months*

Michael McLintock	21 Nov 2001	6 months	12 months

Mark Norbom	23 Dec 2003	12 months	12 months

Mark Wood	5 Oct 2001	12 months	12 months

* The contract can also be terminated by issuing a non-renewal notice as described above.

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Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

	Date of initial	Commencement	Expiry date
	appointment	date of current	of current
Name	by the Board	term[1]	term

Non-executive directors

Michael Garrett	1 Sep 2004	AGM 2005[2]	AGM 2008

Bridget Macaskill	1 Sep 2003	AGM 2004	AGM 2007

Roberto Mendoza	25 May 2000	AGM 2004	AGM 2007

Kathleen O’Donovan	8 May 2003	AGM 2004	AGM 2007

James Ross	6 May 2004	AGM 2005[2]	AGM 2008

Rob Rowley	8 Jul 1999	AGM 2003	AGM 2006

Notes
1. Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.

2. The commencement and expiry dates of Michael Garrett’s and James Ross’s initial terms are subject to resolutions for their election being passed at the Annual General Meeting in May 2005.

BENEFITS AND PROTECTIONS
Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning and Mark Norbom), and, in some cases the use of a car and driver and security arrangements. Mark Norbom also receives expatriate allowances. No benefits are pensionable. The executive directors’ pension arrangements and life assurance provisions are set out in the Pensions and Life Assurance section on pages 51 to 52.

Except for Clark Manning, the executive directors are eligible to participate in either the Company’s UK or International Savings-Related Share Option Scheme. Options granted under these schemes are not subject to performance conditions.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

POLICY ON EXTERNAL APPOINTMENTS
Subject to the Board’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations.

NON-EXECUTIVE DIRECTORS’ REMUNERATION
Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities including membership of the Audit and Remuneration Committees as appropriate. The Board reviews the fees annually but the last change was made in 2003.

The basic fee is £50,000 per annum. The additional Audit Committee chairmanship fee is £40,000 per annum. An additional fee of

£5,000 per annum is paid to the other members of the Audit Committee. The Remuneration Committee chairmanship fee is £20,000 per annum, although the Chairman of the Remuneration Committee waived the last increase to the chairmanship fee and receives only £10,000 per annum.

The non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company on a quarterly basis. These shares are held at least until retirement from the Board.

Roberto Mendoza, as Chairman of Egg, receives a fee of £75,000 per annum and Sandy Stewart, as Chairman of the Scottish Amicable (supervisory) Board, received a fee of £30,000 per annum until 1 December 2004, when the fee was increased to £32,500 per annum.

PERFORMANCE GRAPH
The line graph below represents the comparative Total Shareholder Return (TSR) of the Company during the five years from 1 January 2000 to 31 December 2004.

This graph shows the Company’s Total Shareholder Return performance against the FTSE 100 index, which is a broad equity market index of UK companies of comparable size and complexity to Prudential.

Total Shareholder Return over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the day on which they were paid.

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REMUNERATION REPORT CONTINUED	YEAR ENDED 31 DECEMBER 2004

DIRECTORS’ SHAREHOLDINGS
The current shareholding policy is that as a condition of serving, all executive and non-executive directors are required to have beneficial ownership of 2,500 shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest in that number upon appointment. As stated on page 45, non-executive directors have also used a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in shares of the Company include shares awarded under the Share Participation Plan, the deferred annual incentive awards that are detailed in the table on Other Share Awards on page 50, shares held for Michael McLintock in an M&G all-employee trust established prior to the acquisition of M&G in 1999 which were released to him during the year, and Mark Norbom’s interests in the shares awarded on appointment that are detailed in the table on Other Share Awards on page 50. In addition, interests include rights granted to Jonathan Bloomer under the 1997, 1998 and 1999 Restricted Share Plan that are detailed in the table on the Restricted Share Plan on page 49 where he has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded.

The interests of directors in shares of the Company shown below include changes between 31 December 2004 and 1 March 2005. All interests are beneficial.

	1 Jan 2004*	31 Dec 2004	1 Mar 2005**

Jonathan Bloomer[1]	371,193	828,079	828,079
Philip Broadley	13,591	29,554	29,554
Sir David Clementi	10,742	16,615	16,615
Michael Garrett	10,000	11,091	11,091
Bridget Macaskill	5,970	9,707	9,707
Clark Manning	23,306	24,163	24,163
Michael McLintock	47,732	109,625	109,625
Roberto Mendoza	105,516	132,200	132,200
Mark Norbom[2]	2,500	584,323	584,323
Kathleen O’Donovan	4,399	7,564	7,564
James Ross	2,500	5,236	5,236
Rob Rowley	31,634	40,969	40,969
Mark Wood	126,520	157,221	157,221

* Or date of appointment if later. ** Updated to 22 March 2005 on page 126.

Notes 1. Jonathan Bloomer’s interests in shares included 100 American Depositary Receipts (representing 200 ordinary shares) at 1 January 2004 and 31 December 2004.
2. Mark Norbom’s interests in shares included 1,250 American Depositary Receipts (representing 2,500 ordinary shares) at 1 January 2004 and 1,265.50 American Depositary Receipts (representing 2,531 ordinary shares) at 31 December 2004.

The interests of directors in shares of the Company's listed subsidiary, Egg plc, are shown below, including changes between 31 December 2004 and 1 March 2005.

	1 Jan 2004	31 Dec 2004	1 Mar 2005*

Jonathan Bloomer	9,092	9,092	9,092
Philip Broadley	2,610	2,610	2,610
Roberto Mendoza	250,000	300,000	300,000
Rob Rowley	940	940	940

* Updated to 22 March 2005 on page 126.

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DIRECTORS’ REMUNERATION FOR 2004
						Total	Total
			Other		[1]	emoluments	emoluments
	Salary/Fees	Bonus	payments	Benefits		2004	2003
	£000	£000	£000	£000		£000	£000

Chairman
Sir David Clementi	435	–		25		460	444

Executive directors
Jonathan Bloomer	800	275		45		1,120	1,109
Philip Broadley (note 2)	500	250		38		788	750
Clark Manning (note 3)	464	1,003		19		1,486	1,326
Michael McLintock (notes 4 and 5)	320	1,396		58		1,774	1,528
Mark Norbom (from 1 January 2004, notes 6, 7 and 8)	475	395	233	239		1,342	–
Mark Tucker (until 30 June 2003, note 9)	–	–		–		–	454
Mark Wood (note 10)	500	419		47		966	727

Total executive directors	3,059	3,738	233	446		7,476	5,894

Non-executive directors
Sir David Barnes (until 8 May 2003)	–					–	16
Bart Becht (until 31 August 2004)	33					33	50
Ann Burdus (until 31 December 2003)	–					–	53
Michael Garrett (from 1 September 2004)	17					17	–
Bridget Macaskill (from 1 September 2003)	50					50	17
Roberto Mendoza	135					135	131
Kathleen O’Donovan (from 8 May 2003)	55					55	35
James Ross (from 6 May 2004)	36					36	–
Rob Rowley	90					90	80
Sandy Stewart (until 6 May 2004)	49					49	83

Total non-executive directors	465					465	465

Overall total	3,959	3,738	233	471		8,401	6,803

Notes
1. Benefits include cash allowances for cars.

2. In 2004 a deferred share award valued at £27,300 from his 2003 annual bonus was made to Philip Broadley. This is included in the 2003 total and further details are shown in the section on Other Share Awards on page 50.

3. Clark Manning’s bonus figure excludes a contribution of £6,712 from a profit sharing plan that has been made into a 401k retirement plan which is included in the table on pension contributions on page 52.

4. In 2004 a deferred share award valued at £244,000 from his 2003 annual bonus was made to Michael McLintock. This is included in the 2003 total and further details are shown in the section on Other Share Awards on page 50.

5. It is intended that a deferred share award valued at £435,547 from his 2004 annual bonus will be made to Michael McLintock. This is included in the 2004 bonus figure.

6. It is intended that a deferred share award valued at £157,795 from his 2004 annual bonus will be made to Mark Norbom. This is included in the 2004 bonus figure.

7. In 2004 Mark Norbom was also paid £80,358 in dividend equivalents from the awards detailed in the section on Other Share Awards on page 50. In addition he was compensated for the loss of a portion of his 2003 bonus award and his 2003 long-term incentive award from his previous employer with a total cash sum of £152,410. These amounts are included in the column headed Other payments.

8. Mark Norbom’s benefits include those that reflect his expatriate status, which include costs of £149,085 related to housing. He was also paid £29,513 in respect of relocation expenses, not included in the benefits figure.

9. Mark Tucker’s 2003 annual bonus which was paid in July 2004 is included in the 2003 total. Mark Tucker was paid £363,267 from his 2001 long-term incentive plan, details of which are set out in the table Business-specific Long-Term Incentive Plans on page 49.

10. It is intended that a deferred share award valued at £168,550 from his 2004 annual bonus will be made to Mark Wood. This is included in the 2004 bonus figure.

The Remuneration Committee reviewed each executive director’s individual contribution and the strong operating performance of the Group in 2004 against the 2004 business plans and was satisfied that the bonus payments made for the year are fully justified.

EXECUTIVE DIRECTORS – NON-EXECUTIVE DIRECTOR EARNINGS
Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2004, Michael McLintock earned £43,468 from an external company. No other executive director served with an external company, other than with educational bodies.

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REMUNERATION REPORT CONTINUED	YEAR ENDED 31 DECEMBER 2004

DIRECTORS’ OUTSTANDING LONG-TERM INCENTIVE AWARDS
The section below sets out the outstanding awards under the Restricted Share Plan and the additional long-term plans for the executive directors who run specific businesses.

Restricted Share Plan
The table below shows all outstanding awards under the Restricted Share Plan.

		Rights granted under the Restricted Share Plan

				Market	Rights
				price of	(options)
		Conditional		2004 award	granted	Adjustment	Conditional		Date of
	Year of	share awards	Conditional	on date	upon	for Rights	share awards		end of
	initial	outstanding	award	of grant	vesting	Issue on	outstanding at		performance
Name	award	at 1 Jan 2004	in 2004	(pence)	in 2004	11 Nov 2004	31 Dec 2004		period

Jonathan Bloomer
	2001	135,301					–1		31 Dec 03
	2002	177,110				8,693	185,803	[2]	31 Dec 04
	2003	266,527				13,083	279,610		31 Dec 05
	2004		401,708	468		19,718	421,426		31 Dec 06

		578,938	401,708			41,494	886,839

Philip Broadley
	2001	57,401					–1		31 Dec 03
	2002	85,990				4,220	90,210	[2]	31 Dec 04
	2003	127,653				6,266	133,919		31 Dec 05
	2004		200,854	468		9,859	210,713		31 Dec 06

		271,044	200,854			20,345	434,842

Clark Manning
	2002	107,086				5,256	112,342	[2]	31 Dec 04
	2003	141,874				6,964	148,838		31 Dec 05
	2004		186,995	468		9,179	196,174		31 Dec 06

		248,960	186,995			21,399	457,354

Michael McLintock
	2001	25,420					–1		31 Dec 03
	2002	30,292				1,486	31,778	[2]	31 Dec 04
	2003	43,486				2,134	45,620		31 Dec 05
	2004		64,274	468		3,155	67,429		31 Dec 06

		99,198	64,274			6,775	144,827

Mark Norbom
	2004		190,811	468		9,366	200,177		31 Dec 06

			190,811			9,366	200,177

Mark Wood
	2002	87,944				4,316	92,260	[2]	31 Dec 04
	2003	131,861				6,472	138,333		31 Dec 05
	2004		200,854	468		9,859	210,713		31 Dec 06

		219,805	200,854			20,647	441,306

The 2004 and 2005 awards are described in detail on page 43. For RSP awards prior to 2004, no rights are granted if the Company’s TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

The awards made in respect of 2003 and 2004 under the Restricted Share Plan run to 31 December 2005 and 31 December 2006 respectively. As at 31 December 2004, TSR performance under these plans was ranked respectively at percentile positions 82nd and 79th on the basis of TSR performance.

In determining the 2004 conditional awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 398.3 pence (2003: 570.3 pence).

Notes
1. In respect of awards made in 2001 under the Restricted Share Plan, the Company's TSR was ranked at 69th percentile at the end of the three-year performance period on 31 December 2003 and as a result the 2001 awards lapsed.
2. In respect of awards made in 2002 under the Restricted Share Plan, the Company's TSR was ranked at 89th percentile at the end of the three-year performance period on 31 December 2004. As Prudential’s position was lower than 60th percentile, the 2002 awards lapsed and rights will not be granted over any of the shares conditionally awarded to executive directors.

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Rights not yet exercised that were granted under the Restricted Share Plan prior to 31 December 2003 are shown in the following table:

			Adjustment				Market
	Year of	RSP rights	for Rights	RSP rights		Exercise	price at	Earliest	Latest
	grant	outstanding at	Issue on	outstanding at	Price paid	price	31 Dec 2004	exercise	exercise
	of right	1 Jan 2004	11 Nov 2004	31 Dec 2004	for award	(pence)	(pence)	date	date

Jonathan Bloomer	2000	56,859	2,791	59,650	–	Nil	453	17 Mar 00	17 Mar 07
	2001	38,581	1,893	40,474	–	Nil	453	2 Apr 01	2 Apr 08
	2002	8,170	401	8,571	–	Nil	453	15 Mar 02	15 Mar 09

		103,610	5,085	108,695

Business-Specific Long-Term Incentive Plans
Details of all outstanding awards under other long-term incentive plans up to and including 2004 are set out in the table below and described on pages 43 and 44. Except where stated, the performance period for all awards was three years.

		Face value of			Face value of
		conditional			conditional
		awards	Conditionally	Payments	awards	Date of
		outstanding at	awarded	made	outstanding at	end of
	Year of	1 Jan 2004	in 2004	in 2004	31 Dec 2004	performance
	initial awards	£000	£000	£000	£000	period

Clark Manning
Phantom JNL options	2000	437		Nil	–	31 Dec 03
Phantom JNL shares	2000	218		96	–	31 Dec 03
Phantom JNL options	2001	655			655	31 Dec 04
Phantom JNL shares	2001	327			327	31 Dec 04
Business cash LTIP	2002	1,415			1,415	31 Dec 04
Business cash LTIP	2003	1,415			1,415	31 Dec 05
Business cash LTIP	2004		1,415		1,415	31 Dec 06

Michael McLintock
Phantom M&G options	2000	184			184	31 Dec 02
Phantom M&G options	2001	368			368	31 Dec 03
Phantom M&G shares	2001	225		270	–	31 Dec 03
Phantom M&G options	2002	368			368	31 Dec 04
Phantom M&G shares	2002	225			225	31 Dec 04
Phantom M&G options	2003	368			368	31 Dec 05
Phantom M&G shares	2003	225			225	31 Dec 05
Phantom M&G options	2004		368		368	31 Dec 06
Phantom M&G shares	2004		225		225	31 Dec 06

Mark Norbom
Business cash LTIP	2004		713		713	31 Dec 06

Mark Tucker
Business cash LTIP	2001	600		363	–	31 Dec 03

Mark Wood
Business cash LTIP	2001	450		Nil	–	31 Dec 03
Business cash LTIP	2002	450			450	31 Dec 04
Business cash LTIP	2003	470			470	31 Dec 05
Business cash LTIP	2004		500		500	31 Dec 06

Total cash payments made in 2004				729

Notes
Clark Manning’s 2000 and 2001 cash long-term incentive plans had four-year performance periods respectively with payouts in both cases depending on Jackson National Life’s US GAAP net income in the final year. For the 2000 award the results led to a payment only from the phantom share award of US$176,000 while the 2001 award led to a payment of US$675,900 for the share element and US$151,800 for the option element. The face values of the awards for Clark Manning are converted at the average exchange rate for 2004 which was US$1.8326 = £1 (2003: US$1.6351= £1). Upon joining the Board, Clark Manning also participated in the 2002 JNL Chief Executive Long-Term Incentive Plan which has a performance period of three years. The performance conditions are the same as described in the Business-Specific Long-Term Incentive Plans section on page 43. The compound growth rate of the JNL appraisal value was below the threshold for a payment to be made in respect of the award.

Michael McLintock’s 2001 and 2002 cash long-term incentive plans had the same performance conditions described for his cash plan on page 44. For both awards, the phantom share price at the beginning of the performance period was £1. For the 2001 award the phantom share price at the end was £1.20. This resulted in a payment from the phantom share award of £270,000 and a phantom option award of 367,800 units. He did not exercise any of these options. For the 2002 award, the phantom share price at the end was £2.33. This resulted in a payment from the phantom share award of £524,250.

Mark Norbom’s first award under the Asia Long-Term Incentive Plan was made in 2004 as described on page 44.

Mark Tucker’s 2001 cash long-term incentive plan had the same performance conditions as described for Mark Norbom’s cash long-term plan on page 44. The compound growth rate of the Asia operations at the end of 2003 was 37.7 per cent per annum. The award was pro-rated for Mark Tucker’s service to 30 June 2003 during the performance period and a payment of £363,267 was made in July 2004. Mark Tucker’s cash long-term incentive plans awarded in 2002 and 2003 lapsed.

Mark Wood’s 2001 and 2002 cash long-term incentive plans had the same performance conditions as described for his cash plan in the Remuneration Policy section on page 44. For the 2001 and 2002 awards the compound growth rate of the UK appraisal value was below the threshold for a payment to be made in respect of the award.

PRUDENTIAL PLC ANNUAL REPORT 2004	49

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REMUNERATION REPORT CONTINUED	YEAR ENDED 31 DECEMBER 2004

OTHER SHARE AWARDS
Under the Company’s previous short-term deferred bonus plan, known as the Share Participation Plan (SPP) there are deferred share awards held in trust for five years, which are shown in the table below.

The table also includes the share awards that have been deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the Directors’ Remuneration table on page 47. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the 2003 awards the average share price was 492 pence.

		Shares awarded							Shares released in 2004

											Market
											price at	Market
		Conditional			Adjustment		Conditional	Date of			original	price at
	Year of	share awards	Conditionally	Scrip	for Rights	Shares	share awards	end of	Shares		date of	date of
	initial	outstanding	awarded	dividends	Issue on	released in	outstanding at	restricted	released	Date of	award	vesting
	grant	at 1 Jan 2004	in 2004	accumulated	11 Nov 2004	2004	31 Dec 2004	period	in 2004	release	(pence)	(pence)

Jonathan Bloomer
SPP awards	1999	6,409	–	–	–	6,409	–	4 May 04	6,409	4 May 04	871.04	449.50

Philip Broadley
Deferred 2003 annual
incentive award[1]	2004	–	5,549	203	281	–	6,033	31 Dec 06

Michael McLintock
Deferred 2003 annual
incentive award[1]	2004	–	49,593	1,822	2,523	–	53,938	31 Dec 06

Mark Norbom
Awards under
appointment terms[3]	2004	14,622	–	–	717	–	15,339	1 Jan 05
	2004	14,622	–	–	717	–	15,339	1 Jan 06
	2004	85,173	–	–	4,180	–	89,353	1 Jan 07
	2004	30,118	–	–	1,478	–	31,596	1 Jan 08
	2004	14,622	–	–	717	–	15,339	1 Jan 09
	2004	395,417	–	–	19,409	–	414,826	20 Feb 13

Mark Tucker
Deferred 2001 annual
incentive award[2]	2001	20,153	–	481	–	20,634	–	30 Jun 04	20,634	30 Jun 04	699.50	474.50
Deferred 2002 annual
incentive award[2]	2002	61,039	–	1,456	–	62,495	–	30 Jun 04	62,495	30 Jun 04	330.00	474.50

Mark Wood
Deferred 2001 annual
incentive award	2001	6,670	–	245	338	7,253	–	31 Dec 04	7,253	31 Dec 04	699.50	453.00

Notes
1. The value of the 2003 deferred share award from the annual incentive plan is included in the Total emoluments 2003 figure in the Directors’ Remuneration table on page 47.

2. Non-competition and non-solicitation conditions having been satisfied, Mark Tucker’s deferred awards under the 2001 and 2002 annual incentive plans were released to him in July 2004.

3. In order to secure the appointment of Mark Norbom, he has been awarded rights to Prudential plc shares, which vest as set out in the table. These awards will normally vest dependent on continuing employment at the date of vesting except for the element compensating for the loss of supplemental pension rights which vests on his leaving Prudential providing this is after 20 February 2013. If there is a change of control of Prudential or a sale of all or part of the Asian business he may become entitled to retain any unvested awards in accordance with the vesting schedules above. The equivalent of dividend distributions will be made from these awards during the restricted period and the cash dividend equivalents paid in 2004 from these awards are included in the Directors’ Remuneration table on page 47.

50	PRUDENTIAL PLC ANNUAL REPORT 2004

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DIRECTORS’ SHARE OPTIONS
The Restricted Share Plan replaced the Executive Share Option Scheme (ESOS) in 1995 as the Group’s primary long-term incentive plan. Options under ESOS are set out below together with options under the Savings-Related Share Option Scheme (SAYE). The Savings-Related Share Option Scheme is open to all UK and certain overseas employees. Options under this scheme up to Inland Revenue limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Year of initial grant	Options outstanding at 1 Jan 2004		Exercised in 2004	Market price on exercise date (pence)	Options forfeit in 2004		Options granted in 2004		Adjustment for Rights Issue on 11 Nov 2004	Options outstanding at 31 Dec 2004	Market price at 31 Dec 2004 (pence)	Original exercise price (pence)	Exercise price (pence) adjusted for Rights Issue	Earliest exercise date	Latest exercise date

Jonathan Bloomer
	1995	196,750	*	196,750	447						–		315	–	26 Apr 98	26 Apr 05
	1995	226,750	*	226,750	447						–		315	–	26 Apr 00	26 Apr 05
	2000	2,247	**							110	2,357	453	751	715	01 Jun 05	30 Nov 05

		425,747		423,500						110	2,357

Philip Broadley
	2000	1,327	**			1,327	[3]	2,589	**	127	2,716	453	364	346	01 Jun 07	30 Nov 07

Michael McLintock
	2003	5,866	**							287	6,153	453	280	266	01 Jun 08	30 Nov 08

Mark Wood
	2001	2,835	**							139	2,974	453	648	617	01 Dec 08	31 May 09

*Executive Share Option Scheme (ESOS).

**Savings-Related Share Option Scheme (SAYE).

Notes
1.	The total gain made by directors in 2004 on the exercise of share options from the Company’s ESOS and SAYE schemes was £559,020 (2003: £2,863).

2.	No price was paid for the award of any option.

3.	SAYE option lapsed on 1 June 2004.

4.	The highest and lowest share prices during 2004 were 512 pence and 386 pence respectively.

DIRECTORS’ PENSIONS AND LIFE ASSURANCE
It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles and UK executive directors are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

Changes to UK pensions regulations take effect from April 2006. The Company is actively considering whether or not any changes to its policy are necessary.

UK Inland Revenue Approved Pension Schemes
Executive directors employed in the UK are eligible to participate in Inland Revenue approved pension schemes on the same basis as other employees who joined at that time, providing benefits based on basic salary up to the Inland Revenue earnings cap.

The schemes are defined benefit arrangements. Philip Broadley and Mark Wood participate in a non-contributory scheme that provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60. Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from the pension scheme.

On death in service a total sum from all these schemes of four times pensionable salary plus spouse’s and children’s pensions are payable. No employees with employment offers after 30 June 2003 were eligible for membership of the defined benefit schemes.

PRUDENTIAL PLC ANNUAL REPORT 2004	51

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REMUNERATION REPORT	YEAR ENDED 31 DECEMBER 2004
CONTINUED

Other Supplementary Arrangements
Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance of four times his annual fees.

Jonathan Bloomer, Philip Broadley, Michael McLintock and Mark Wood are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme. These supplements are paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. They are provided with life assurance cover related to salary over the Inland Revenue earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK Inland Revenue approved pension scheme.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times basic salary.

Mark Norbom is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary.

Details of directors’ pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company are set out below:

				Additional pension earned during year ended 31 Dec 2004

						Allowing
				Ignoring		for
				inflation		inflation		Transfer value of accrued benefit at 31 Dec[3]		Amount of	Pre-tax salary
				on		on				(B-A) less	supplements and
				pension		pension				contributions	contributions
		Years of	Accrued	earned to		earned to				made by	to FURBS or
		pensionable	benefit at	31 Dec		31 Dec		2004	2003	directors	other pension
	Age at	service at	31 Dec 2004	2003	[1]	2003	[2]	B	A	during 2004	arrangements	[4]
	31 Dec 2004	31 Dec 2004	£000	£000		£000		£000	£000	£000	£000

Sir David Clementi	55	–	–	–		–		–	–	–	121
Jonathan Bloomer	50	–	–	–		–		–	–	–	282
Philip Broadley	43	4	8	2		2		61	45	16	122
Clark Manning	46	–	–	–		–		–	–	–	15
Michael McLintock	43	12	28	3		2		265	163	89	74
Mark Norbom	46	–	–	–		–		–	–	–	146
Mark Wood	51	3	6	2		2		65	43	22	170

Notes
1.	As required by the London Stock Exchange Listing rules.

2.	As required by The Directors’ Remuneration Report Regulations 2002.

3.	The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

4.	As described under Other Supplementary Arrangements.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors’ pension arrangements were £1,124,000 (2003: £905,000) of which £353,000 (2003: £320,000) related to money purchase schemes.

Signed on behalf of the Board of directors

ROBERTO MENDOZA	SIR DAVID CLEMENTI
CHAIRMAN OF THE REMUNERATION COMMITTEE	CHAIRMAN

52	PRUDENTIAL PLC ANNUAL REPORT 2004

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DIRECTORS’ REPORT

The Directors’ Report of Prudential plc for the year ended 31 December 2004 comprises these pages and the sections of the Annual Report referred to in these pages.

PRINCIPAL ACTIVITY AND BUSINESS REVIEW
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in the UK, the US and Asia. Particulars of principal subsidiary undertakings are given in note 31 on page 89. The Group’s businesses and likely future developments are reviewed in the Chairman’s Statement on page 2, the Group Chief Executive’s Review on pages 3 and 4, the Business Review on pages 5 to 11 and the Financial Review on pages 12 to 29, which contain details of the development of the businesses of the Group during the financial year and of the Group’s position at the end of it. No important events affecting the Group have occurred since the end of the financial year.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
The consolidated balance sheet on pages 60 and 61 shows the state of affairs of the Group at 31 December 2004. The Company’s balance sheet appears on page 62 and the consolidated profit and loss account on pages 56 to 58. Information prepared on the achieved profits basis of financial reporting is provided on pages 113 to 124. A summary of the statutory basis results is shown on page 55. There is a five year review of the Group on pages 98 and 99.

Changes in the Company’s share capital during 2004 are given in note 28 on page 88.

DIVIDENDS
The directors recommend that the shareholders declare a final dividend for 2004 of 10.65 pence per share payable on 25 May 2005 to shareholders on the register of members at the close of business on 18 March 2005. After adjusting for the bonus element of the Rights Issue in 2004, the interim dividend for 2004 was 5.19 pence per share (actual amount paid in 2004 was 5.40 pence). The total dividend for the year, including the adjusted interim dividend and the recommended final dividend, amounts to 15.84 pence per share compared with 15.38 pence per share as adjusted for 2003. The total cost of dividends for 2004 was £362 million.

PAYMENT POLICY
It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year end to the aggregate of the amounts invoiced by trade creditors during the year, were 22 days.

DIRECTORS
A list of the present directors is set out on pages 32 and 33. Mark Norbom, James Ross and Michael Garrett were appointed as directors on 1 January 2004, 6 May 2004 and 1 September 2004 respectively. Keki Dadiseth was appointed as a director with effect from 1 April 2005. In accordance with the Articles of Association, James Ross, Michael Garrett and Keki Dadiseth will retire and offer themselves for election at the Annual General Meeting on 5 May 2005. Sandy Stewart resigned as a director on 6 May 2004, and Bart Becht resigned as a director on 31 August 2004. Clark Manning, Roberto Mendoza and Mark Wood will retire by rotation at the Annual General Meeting and offer themselves for re-election. Details of each director’s interests in shares and debentures of the Company and its listed subsidiary, Egg plc, are set out in the Remuneration Report on page 46.

EMPLOYEES
The following information is given principally in respect of employees of the Group in the United Kingdom. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements.

Equal Opportunity
Prudential recognises, respects and values difference and diversity. Its equal opportunities policy is to be fair, responsible and caring in all aspects of the business. The Group seeks to ensure all employees and applicants to its businesses are given equal opportunity in all aspects of employment to ensure that the Group’s businesses attract, retain and promote the best available talent. All the businesses work to embed these principles in all aspects of their management practices and to ensure that this is evident to employees in their day-to-day work.

It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to providing training and career development opportunities to disabled employees.

Employee Involvement
The Group has effective communication channels through which employees’ views can be sought on issues which concern them. Throughout the Group there is close consultation between management and other employees on appropriate matters of concern, with a view to keeping employees informed about the progress of the Group’s business and the economic factors affecting it. Communication with employees is achieved in a number of ways, including one-to-one staff briefings and through the Group’s intranet site. Prudential’s European Employee Forum provides an opportunity for elected employee representatives to consult with senior management on strategic European business issues. M&G’s Staff Consultative Committee promotes communication and consultation throughout M&G and is the forum for dialogue on a range of issues of interest to its staff.

PRUDENTIAL PLC ANNUAL REPORT 2004	53

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DIRECTORS’ REPORT
CONTINUED

During 2004 all Prudential UK based operations began a process of reviewing their staff consultative arrangements with a view to improving their effectiveness, consulting trade unions and staff as relevant. This review was given impetus by the impending UK legislation on Information and Consultation. Some changes were implemented in 2004 and plans to consult on and change other arrangements in 2005 were developed.

In 2004 employees were again invited to participate in the Prudential Savings-Related Share Option Scheme. The Scheme has now been operating for 21 years and 63 per cent of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme (ISSOS) for employees has been operating since 2000 in Hong Kong, Malaysia and Singapore; since 2001 in Taiwan and India; and since 2003 in Korea. On average 27 per cent of employees in those countries covered by the ISSOS currently participate. In addition, since 2002 Prudential has operated the International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE) for its agents in Hong Kong. Currently 13 per cent of agents participate.

Following shareholder agreement in 2000 to authorise the Board to introduce a Share Incentive Plan, The Prudential UK Share Incentive Plan (SIP) was introduced in 2004 for employees of Prudential UK Services Limited and The Prudential Assurance Company Limited. This SIP enables employees to buy Prudential shares on a tax efficient basis. For every four Partnership Shares bought, an additional Matching Share is granted. Currently 12 per cent of eligible staff participate.

The trustees of each of the Group’s UK pension schemes include elected individuals.

DONATIONS
Prudential is committed to supporting the communities where it is an employer. In 2004 the Group spent £4.5 million in support of the community. Within this, direct donations to charitable organisations amounted to £2.7 million, of which approximately £2.2 million came from EU operations. This is broken down as follows: Education £940,000; Social and Welfare £898,000; Environment and Regeneration £84,000; Cultural £176,000 and Staff Volunteering £69,000. The aggregate figure for charitable donations from Prudential’s non-EU subsidiaries (Jackson National Life and Prudential Corporation Asia) amounted to £0.5 million. It is the Group’s policy not to make donations to political parties or to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000, and the Group did not make any such donations or incur any such expenditure in 2004.

ANNUAL GENERAL MEETING
The Company’s Annual General Meeting will be held on 5 May 2005 at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am.

AUDITOR
A resolution for the re-appointment of KPMG Audit Plc as auditor of the Company until the end of the 2006 Annual General Meeting will be put to the Annual General Meeting on 5 May 2005.

SHAREHOLDERS
The number of accounts on the share register at 31 December 2004 was 69,632 (2003: 76,805). Further information about shareholdings in the Company is given on page 126. As at 1 March 2005 the Company had received notification in accordance with Sections 198 to 208 of the Companies Act 1985 from Legal & General Investment Management Limited of a holding of 4.02 per cent of the Company’s ordinary share capital. Changes (if any) to significant shareholdings are updated to 22 March 2005 on page 126.

On behalf of the Board of directors

PETER MAYNARD
Company Secretary
1 March 2005

54	PRUDENTIAL PLC ANNUAL REPORT 2004

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SUMMARY OF STATUTORY BASIS RESULTS	YEAR ENDED 31 DECEMBER 2004

The following table shows the statutory basis results reported in the profit and loss account on pages 56 to 58.

It does not form part of the statutory financial statements.

	2004		2003
	£m		£m

Operating profit (based on long-term investment returns) before amortisation of goodwill
Balance on the general business technical account (analysed on page 56)	0		0

Long-term business:
UK and Europe Insurance Operations	305		256
US Operations – continuing operations	196		143
– discontinued operations	17		22
Asian Operations (net of development expenses of £15m (£27m))	111		58

Balance on the long-term business technical account before tax (analysed on pages 57 and 58)	629		479

M&G	136		83
US broker-dealer and fund management	(14)		(3)
Asia fund management	19		13
Egg – continuing operations	43		55
– discontinued operations	(37)		(89)
Other Income and Expenditure (analysed on page 74)	(193)		(181)

Group operating profit before amortisation of goodwill	583		357

Analysed as:
Continuing operations	603		424
Discontinued operations	(20)		(67)
Items excluded from operating profit before amortisation of goodwill:
Amortisation of goodwill	(97)		(98)
Short-term fluctuations in investment returns	229		91
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals	48		–
Egg France closure cost	(113)		–

Total	67		(7)

Statutory basis profit on ordinary activities before tax (analysed on page 58)	650		350

Tax on profit on ordinary activities:
Tax on operating profit before amortisation of goodwill	(177)		(106)
Tax on items excluded from operating profit before amortisation of goodwill	(55)		(38)

Total tax on profit on ordinary activities	(232)		(144)

Minority interests	10		2
Statutory basis profit for the financial year after minority interests:
Operating profit after tax and related minority interests before amortisation of goodwill	408		257
Items excluded from operating profit after tax before amortisation of goodwill	20		(49)

Total statutory basis profit for the financial year after minority interests	428		208

Earnings per share			Restated
	2004		2003

Based on operating profit after tax and related minority interests before amortisation of goodwill*	19.2	p	12.4	p
Based on total statutory profit for the financial year after minority interests – basic*	20.1	p	10.0	p

Dividend per share*	15.84	p	15.38	p

*The 2003 figures for these lines have been restated to take account of the Rights Issue in 2004.

PRUDENTIAL PLC ANNUAL REPORT 2004	55

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CONSOLIDATED PROFIT AND LOSS ACCOUNT	YEAR ENDED 31 DECEMBER 2004

GENERAL BUSINESS TECHNICAL ACCOUNT
		2004	2003
	Note	£m	£m

Gross premiums written	11	–	–
Change in the gross provision for unearned premiums		–	155
Change in the provision for unearned premiums, reinsurers’ share		–	(155)

Earned premiums, net of reinsurance		–	–

Allocated investment return transferred from the non-technical account	11	6	7

Claims paid:
Gross amount		(70)	(151)
Reinsurers’ share		42	146

Net of reinsurance		(28)	(5)

Change in the provision for claims:
Gross amount		74	68
Reinsurers’ share		(51)	(67)

Net of reinsurance		23	1

Claims incurred, net of reinsurance		(5)	(4)

Net operating expenses	15	(1)	(3)

Balance on the general business technical account	11	0	0

The whole of the general business technical account relates to operations in run-off (see note 11).

56	PRUDENTIAL PLC ANNUAL REPORT 2004

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LONG-TERM BUSINESS TECHNICAL ACCOUNT
		2004	2003
	Note	£m	£m

Gross premiums written	6	16,355	13,781
Outwards reinsurance premiums		(256)	(290)

Earned premiums, net of reinsurance		16,099	13,491

Investment income:
Continuing operations		9,309	7,987
Discontinued operations		17	22
	13	9,326	8,009

Unrealised gains on investments		5,220	7,489

Claims paid:
Gross amount		(13,273)	(11,843)
Reinsurers’ share		186	140

Net of reinsurance		(13,087)	(11,703)

Change in the provision for claims:
Gross amount		(27)	(29)
Reinsurers’ share		2	(3)

Net of reinsurance		(25)	(32)

Claims incurred, net of reinsurance		(13,112)	(11,735)

Change in long-term business provision:
Gross amount		(5,267)	(3,935)
Reinsurers’ share		133	(15)

Net of reinsurance		(5,134)	(3,950)

Change in provisions for linked liabilities, net of reinsurance		(4,322)	(4,728)

Change in other technical provisions, net of reinsurance		(9,456)	(8,678)

Net operating expenses	15	(1,985)	(1,844)

Investment expenses and charges	16	(522)	(481)

Tax attributable to the long-term business	20	(896)	(824)

Allocated investment return transferred to the non-technical account		(215)	(77)

Transfer to the fund for future appropriations		(4,025)	(5,021)

Balance on the long-term business technical account		434	329

Analysed between:
Continuing operations		417	307
Discontinued operations	34	17	22

		434	329

PRUDENTIAL PLC ANNUAL REPORT 2004	57

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CONSOLIDATED PROFIT AND LOSS ACCOUNT CONTINUED	YEAR ENDED 31 DECEMBER 2004

	NON-TECHNICAL ACCOUNT
			2004		2003
		Note	£m		£m

	Balance on the general business technical account	8	–		–

	Balance on the long-term business technical account		434		329
	Tax credit attributable to balance on the long-term business technical account	20	195		150

	Balance on the long-term business technical account before tax	8	629		479

	Profit on insurance activities		629		479

	Other activities
	Investment income	13	115		106
	Unrealised gains (losses) on investments		8		(10)
	Allocated investment return transferred from the long-term business technical account		215		77
	Investment expenses and charges	16	(213)		(189)
	Allocated investment return transferred to the general business technical account		(6)		(7)
	Other income:
	UK fund management result		136		83
	Asia fund management result		19		13
	US broker-dealer and fund management result		(14)		(3)
	Profit on the sale of discontinued operations	34	48		–
	Other charges:
	Corporate expenditure	15	(83)		(67)
UK banking business result	– continuing operations	11	43		55
	– discontinued operations	11	(37)		(89)
	Amortisation of goodwill	21	(97)		(98)
	Egg France closure cost	11	(113)		–

	Profit (loss) on other activities	8	21		(129)

	Profit on ordinary activities before tax	8	650		350
	Analysed as:
	Continuing operations		670		417
	Discontinued operations		(20)		(67)
	Tax on profit on ordinary activities	20	(232)		(144)

	Profit for the financial year before minority interests		418		206
	Minority interests		10		2

	Profit for the financial year after minority interests		428		208

	Dividends:
	Interim (at 5.19p (5.09p) per share)^		(109)		(106)
	Final (at 10.65p (10.29p) per share)^		(253)		(214)

	Total dividends		(362)		(320)

	Retained profit (loss) for the financial year		66		(112)

	Reconciliation of operating profit before amortisation of goodwill to profit on ordinary activities†
	Operating profit based on long-term investment returns before amortisation of goodwill	8	583		357
	Amortisation of goodwill	21	(97)		(98)

	Operating profit based on long-term investment returns		486		259
	Short-term fluctuations in investment returns	5	229		91
	Profit or loss on the sale or termination of discontinued operations:
	Profit on business disposals	34	48		–
	Egg France closure cost	11	(113)		–

	Profit on ordinary activities before tax (including actual investment returns)	8	650		350

					Restated
	Basic earnings per share		2004		2003

	Based on operating profit after tax and related minority interests before amortisation of goodwill
	of £408m (£257m) and 2,129m (2,076m) shares*	5	19.2	p	12.4	p
	Based on profit for the financial year after minority interests of £428m (£208m) and 2,129m (2,076m) shares*	5	20.1	p	10.0	p

	Diluted earnings per share
	Based on profit for the financial year after minority interests of £428m (£208m) and 2,132m (2,078m) shares*	5	20.1	p	10.0	p

	Dividend per share*		15.84	p	15.38	p

*The 2003 figures for these lines have been restated to take account of the Rights Issue in 2004.
^Dividend amounts per share have been restated where relevant to take account of the Rights Issue in 2004.
†Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these financial statements.

58	PRUDENTIAL PLC ANNUAL REPORT 2004

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CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	YEAR ENDED 31 DECEMBER 2004

	2004	2003
	£m	£m

Profit for the financial year after minority interests	428	208

Exchange movements, net of related tax of £12m (£18m)	(161)	(253)

Total recognised gains (losses) relating to the financial year	267	(45)

RECONCILIATION OF MOVEMENT IN CONSOLIDATED SHAREHOLDERS’ CAPITAL AND RESERVES	YEAR ENDED 31 DECEMBER 2004

			Restated
	Ordinary		retained
	share	Share	profit
	capital	premium	and loss	Restated
	(note 28)	(note 28)	reserve	total
	£m	£m	£m	£m

1 January 2003, as previously reported	100	550	2,963	3,613
Prior year adjustment			(36)	(36)

1 January 2003, as restated*	100	550	2,927	3,577

Total recognised losses relating to 2003			(45)	(45)
New share capital subscribed		30		30
Transfer for shares issued in lieu of cash dividends		(27)	27
Dividends			(320)	(320)
Consideration paid for own shares*			(3)	(3)
Movement in cost of own shares*			1	1
31 December 2003, as previously reported	100	553	2,625	3,278
Prior year adjustment			(38)	(38)
1 January 2004, as restated*	100	553	2,587	3,240

Total recognised gains relating to 2004			267	267
Proceeds from Rights Issue, net of expenses	17	1,004		1,021
Other new share capital subscribed	2	117		119
Transfer for shares issued in lieu of cash dividends		(116)	116
Dividends			(362)	(362)
Consideration paid for own shares			(4)	(4)

31 December 2004	119	1,558	2,604	4,281

*The figures for these lines have been restated (see note 4).

PRUDENTIAL PLC ANNUAL REPORT 2004	59

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CONSOLIDATED BALANCE SHEET	31 DECEMBER 2004

ASSETS
			Restated
		2004	2003
	Note	£m	£m

Intangible assets
Goodwill	21	1,367	1,504

Investments
Land and buildings	22	12,367	10,965
Investments in participating interests	23	26	56
Other financial investments	24	117,262	109,219

	35	129,655	120,240

Assets held to cover linked liabilities	25	23,830	19,921

Reinsurers’ share of technical provisions
Long-term business provision		612	499
Claims outstanding		99	151
Technical provisions for linked liabilities		307	274

	9	1,018	924

Debtors
Debtors arising out of direct insurance operations:
Policyholders		106	125
Intermediaries		8	4
Debtors arising out of reinsurance operations		20	19
Other debtors:
Tax recoverable		159	158
Other*		373	451

		666	757

Other assets
Banking business assets:
Egg	11	11,995	11,654
Jackson Federal Bank	34	–	975
Tangible assets	26	155	184
Cash at bank and in hand	35	1,415	1,221
Present value of acquired in-force long-term business	27	86	108

		13,651	14,142

Prepayments and accrued income
Accrued interest and rent		1,195	1,131
Deferred acquisition costs		2,908	2,952
Other prepayments and accrued income		250	138

		4,353	4,221

Total assets*		174,540	161,709

*The 2003 figures for these lines have been restated (see note 4).

60	PRUDENTIAL PLC ANNUAL REPORT 2004

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LIABILITIES
			Restated
		2004	2003
	Note	£m	£m

Capital and reserves
Share capital	28	119	100
Share premium	28	1,558	553
Profit and loss account		2,646	2,625
Cost of shares held in trusts for employee incentive plans*	28	(42)	(38)

Shareholders' capital and reserves*	10	4,281	3,240

Minority interests		71	107

Subordinated liabilities	32	1,429	1,336

Fund for future appropriations*	9	16,686	12,657

Technical provisions in respect of non-linked business
Long-term business provision		104,138	100,287
Claims outstanding		826	891

	9	104,964	101,178

Technical provisions for linked liabilities	9	24,137	20,195

Provision for other risks and charges
Deferred tax	20	1,522	1,154

Deposits received from reinsurers		51	48

Creditors
Creditors arising out of direct insurance operations		340	382
Creditors arising out of reinsurance operations		10	12
Debenture loans	32	1,761	1,781
Amounts owed to credit institutions	32	191	192
Other borrowings	32	1,292	1,136
Obligations of Jackson National Life under funding and stocklending arrangements	32	3,308	3,762
Other creditors including taxation and social security:
Banking business liabilities:
Egg	11	11,217	10,787
Jackson Federal Bank	34	–	894
Tax		1,017	851
Final dividend		253	214
Other creditors*		1,367	1,133

		20,756	21,144

Accruals and deferred income		643	650

Total liabilities*		174,540	161,709

*The 2003 figures for these lines have been restated (see note 4).

PRUDENTIAL PLC ANNUAL REPORT 2004	61

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BALANCE SHEET OF THE COMPANY	31 DECEMBER 2004

		2004	2003
	Note	£m	£m

Fixed assets
Investments:
Shares in subsidiary undertakings	29	5,629	4,000
Loans to subsidiary undertakings	29	2,129	2,526

		7,758	6,526

Current assets
Debtors:
Amounts owed by subsidiary undertakings		1,085	1,072
Other debtors		38	32
Cash at bank and in hand		325	156

		1,448	1,260

Less liabilities: amounts falling due within one year
Debenture loans	32	(130)	–
Commercial paper	32	(1,228)	(1,041)
Other borrowings	32	(3)	–
Amounts owed to subsidiary undertakings		(621)	(17)
Tax payable		(170)	(184)
Final dividend		(252)	(214)
Sundry creditors		(36)	(29)
Accruals and deferred income		(44)	(44)

		(2,484)	(1,529)

Net current liabilities		(1,036)	(269)

Total assets less current liabilities		6,722	6,257

Less liabilities: amounts falling due after more than one year
Subordinated liabilities	32	(1,429)	(1,336)
Debenture loans	32	(800)	(940)
Other borrowings	32	(9)	–
Amounts owed to subsidiary undertakings		(1,959)	(2,359)

		(4,197)	(4,635)

Total net assets		2,525	1,622

Capital and reserves
Share capital	28	119	100
Share premium	28	1,558	553
Profit and loss account	30	848	969

Shareholders’ funds		2,525	1,622

The financial statements on pages 56 to 95 were approved by the Board of directors on 1 March 2005.

SIR DAVID CLEMENTI	JONATHAN BLOOMER
CHAIRMAN	GROUP CHIEF EXECUTIVE

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

62	PRUDENTIAL PLC ANNUAL REPORT 2004

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CONSOLIDATED CASH FLOW STATEMENT	YEAR ENDED 31 DECEMBER 2004

		2004	2003
	Note	£m	£m

Operations
Net cash inflow from operating activities	35	93	88

Servicing of finance
Interest paid		(207)	(172)

Tax
Tax received		72	128

Acquisitions and disposals
Net cash inflow from disposal of European businesses		–	27

Equity dividends
Equity dividends paid		(323)	(447)

Net cash outflow before financing		(365)	(376)

Financing
Issue of borrowings	35	111	829
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	35	(31)	(151)
Issues of ordinary share capital, net of expenses of £23m (£nil)	35	1,140	30

Net cash inflow from financing		1,220	708

Net cash inflow for the year		855	332

The net cash inflow was invested as follows:
Portfolio investments
Purchases:
Ordinary shares		36	1
Fixed income securities		2,204	962

		2,240	963

Sales:
Ordinary shares		(24)	(2)
Fixed income securities		(1,373)	(1,110)

		(1,397)	(1,112)

Net purchases (sales) of portfolio investments	35	843	(149)
Increase in cash and short-term deposits, net of overdrafts	35	12	481

		855	332

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

PRUDENTIAL PLC ANNUAL REPORT 2004	63

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NOTES ON THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS
Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the United Kingdom, the United States and Asia. During 2004, the Group operated in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, M&G Group plc and Egg plc. In the US the Group’s principal subsidiary is Jackson National Life Insurance Company. In Asia the Group’s main operations are in Hong Kong, Japan, Malaysia, Singapore and Taiwan.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson National Life in the US are interest sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, equity linked indexed deferred annuities and term life insurance.

2.	BASIS OF PREPARATION
The consolidated financial statements are prepared in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985 which cover the disclosures applicable to insurance companies and groups.

The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP) and also in accordance with the revised Statement of Recommended Practice, ‘Accounting for Insurance Business’, issued in November 2003 by the Association of British Insurers (the revised SORP). The results of US operations and certain Asian operations are prepared on the basis of US GAAP, with non-insurance balances adjusted where necessary to comply with UK GAAP.

FRS 17, ‘Retirement benefits’ was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognised and disclosed in the financial statements. Under FRS 17 none of the requirements need be recognised in the primary financial statements for the years ended 31 December 2004 and 2003. However, disclosure is required of the impact of FRS 17 on the opening and closing balance sheet positions, profit and loss account, and statement of total recognised gains and losses to illustrate the effect if the standard had been recognised in these primary financial statements, and details are disclosed in note 17.

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2004. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees of £253m (£217m) charged by M&G and the Group’s US and Asia fund management operations to long-term business funds.

The consolidated profit and loss account comprises a general business technical account (property and casualty insurance business), a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business), and a non-technical account. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group’s non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year.

In accordance with FRS 1, ‘Cash flow statements’, the statement of cash flows reflects only the cash flows of the Group’s non-insurance businesses included in the non-technical account and amounts transferred to shareholders’ funds from the Group’s long-term businesses.

The balance sheet of the Company is prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

3.	SIGNIFICANT ACCOUNTING POLICIES
There have been no changes in the Group’s accounting policies from those used in the 2003 statutory accounts with the exception of the implementation of UITF 38 as described in note 4.

Long-Term Business
The results are prepared in accordance with the modified statutory basis of reporting as set out in the revised Statement of Recommended Practice issued by the Association of British Insurers in November 2003.

Premiums and claims
Premium and annuity considerations for conventional with-profits policies and other protection-type life insurance policies are recognised when due. Premium and annuity considerations for linked policies, unitised with-profits policies and other investment-type policies are recognised when received or, in the case of unitised or unit-linked policies, when units are issued. Premiums exclude any taxes or duties assessed based on premiums.

Policy fees are charged to the linked, unitised with-profits and other investment-type policyholders’ account balances for mortality, asset management and policy administration. These fees are recognised as revenue when charged against the policyholders’ account balances.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

64	PRUDENTIAL PLC ANNUAL REPORT 2004

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3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Deferred acquisition costs
Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalised as deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

For with-profits business, the amortisation of the DAC asset is taken into account in determining the transfer from or to the fund for future appropriations. Movements on the DAC asset and amortisation for with-profits business have no direct impact on the profit attributable to shareholders.

For the business of Jackson National Life the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2004 and 2003, was 8.4% per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Long-term business provision
UK Insurance Operations
Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the profits of the long-term business supporting these policies. This business is also written in parts of Asia. Such policies are called ‘with-profits’ policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the profit and loss activity related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

The overwhelming majority of the liabilities for business in force of UK insurance operations are held by The Prudential Assurance Company Limited (PAC) and its subsidiaries Prudential Annuities Limited (PAL) and Prudential Retirement Income Limited (PRIL). The key features of the liabilities of these companies are as follows:

Conventional with-profits and other protection-type policies
The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they are implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for potential future capital growth.

The assumptions to which the estimation of the long-term business provision for these contracts is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0% at 31 December 2004 and 31 December 2003. There have been no significant changes to other key assumptions.

Pension annuities
The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and range from 1.5% to 5.0% at 31 December 2004 and 2.0% to 5.1% at 31 December 2003. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. The only other noteworthy change to assumptions in 2004 was with respect to mortality, where the shape of the set of assumptions has been changed as part of the regular monitoring of mortality developments

PRUDENTIAL PLC ANNUAL REPORT 2004	65

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Accumulating with-profits business
For accumulating with-profits business, the calculation of the long-term business provision is based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

For PAC business the calculation is based on a valuation under which future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The provision is then calculated as the present value of future policyholder benefits plus the present value of future expenses, without assumption for withdrawals.

An addition is made in respect of future premiums if this produces a higher provision. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the assumed future reversionary bonuses, the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

For PAC business, the provision has been taken as the lower of:

the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus; and

the surrender or transfer value which, having regard to policyholders’ reasonable expectations, would be payable at the valuation date, or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 2.5% to 5.0% at 31 December 2004 and from 3.0% to 5.0% at 31 December 2003, while future reversionary bonuses are assumed to fall immediately from current levels to zero. There have been no significant changes of assumption for accumulating with-profits business.

Additional details for PAC, PAL and PRIL are given in the statutory accounts of those companies.

Jackson National Life
The future policyholder benefit provisions for Jackson National Life’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Rates of interest used in establishing the policyholder benefit provisions range from 4.0% to 8.0%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheet is the policyholder account balance.

Asian Operations
The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. For Hong Kong business the interest rate has reduced to 3.4% at 31 December 2004 from 3.6% at 31 December 2003 for traditional business and to between 2.5% and 2.9% at 31 December 2004 from 3.25% at 31 December 2003 for accumulating with-profits assurances. For Singapore and Malaysia there have been no significant changes of assumption. Interest rates of 3.5% to 4.0% in Singapore and 4.0% in Malaysia at both 31 December 2004 and 31 December 2003 have been used in accordance with local regulations.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. As with the other Asian operations mentioned above, the assumptions to which the future policyholder benefit provisions are most sensitive are the interest rate used to discount the liabilities and the future mortality and morbidity experience of policyholders. In Taiwan, interest rates ranged from 1.4% to 7.0% at 31 December 2004 and from 1.5% to 6.5% at 31 December 2003. In Japan, they ranged from 0.9% to 1.3% at 31 December 2004 and from 0.9% to 1.6% at 31 December 2003.

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK modified statutory basis for UK operations with the same features.

Linked business
For all insurance operations, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheet.

66	PRUDENTIAL PLC ANNUAL REPORT 2004

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3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Fund for future appropriations
The fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealised appreciation on investments. The FFA in respect of the Scottish Amicable Insurance Fund is wholly attributable, but not yet allocated, to policyholders of that fund. Details are shown in note 9.

Overseas subsidiaries
Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

In the case of Jackson National Life, US GAAP results are adjusted to comply with UK GAAP in respect of the valuation basis for fixed income securities and certain financial derivative instruments. Further details are shown in note 12.

General Insurance
General insurance business is accounted for on an annual accounting basis.

Revenue recognition
Premiums are recognised when risks are assumed. The proportion of premiums written relating to periods of risk beyond any year end is recorded as an unearned premium provision and subsequently recognised in earnings proportional to the period of the risk. Premiums are presented gross of commission and exclude any taxes or duties assessed based on premium.

Claims
Claims incurred include settlement and handling costs of paid and outstanding claims arising from events occurring in the year and adjustments to prior years’ claims provisions. Outstanding claims include claims incurred up to, but not paid at, the end of the accounting period, whether or not reported.

Investment Returns
Investment returns comprise investment income, realised gains and losses and changes in unrealised gains and losses, except for changes in unrealised gains and losses on debt securities held by Jackson National Life. Subject to provisions for permanent diminutions in value, debt securities held by Jackson National Life are carried at amortised cost.

Realised investment gains and losses represent the difference between the net sale proceeds and the cost of acquisition. Unrealised investment gains and losses represent the difference between the carrying value at the previous year-end (or purchase value during the year) and the carrying value at the current year-end.

Investment returns in respect of long-term business, including those on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

Investment returns on assets covering general business liabilities are allocated from the non-technical account to the general business technical account. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the long-term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life and certain Asian operations). Further details are provided in note 5.

Reinsurance
In the normal course of business, the Group seeks to reduce loss exposure arising primarily from catastrophes or other significant adverse events by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recorded in the consolidated balance sheet representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers.

Tax
The Group’s UK subsidiaries each file separate tax returns. Jackson National Life and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75% owned subsidiary of another UK company or both are 75% owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date.

PRUDENTIAL PLC ANNUAL REPORT 2004	67

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Tax continued
Deferred tax on changes in the fair value of investments is recognised in the profit and loss account. The deferred tax liability in respect of revaluation of investments is reflected in shareholders’ funds and the fund for future appropriations. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The tax charge for long-term business included in the long-term business technical account includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

The balance on the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders’ portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is added. This shareholder tax add-back is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in note 20.

Stock-Based Compensation
The Group offers share award and option plans for certain key employees and a Save As You Earn plan (SAYE plan) for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards. In addition, shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account.

In December 2003, Urgent Issues Task Force Abstract 38 ‘Accounting for Employee Share Ownership Trusts’ (UITF 38) was issued. The main effect of UITF 38 is that the Company must present the cost of acquiring the shares held in such trusts as a deduction in determining shareholders’ funds. The Company has adopted the provisions of UITF 38 in its 2004 results. Further details are provided in note 4.

Pension Costs
These financial statements have been prepared in accordance with the provisions of SSAP 24, ‘Pension costs’. Disclosures of the movements in the financial position of the Company’s defined benefit schemes, applying the methodology prescribed by FRS 17, are shown in note 17. Contributions to the Group’s defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

Land and Buildings
Investments in tenant and Group occupied leasehold and freehold (directly owned) properties are carried at estimated fair value, with changes in estimated fair value included in investment returns. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

In accordance with SSAP 19, ‘Investment properties’, no depreciation is provided on investment properties (other than Group occupied) as the directors consider that these properties are held for investment purposes.

Investments in Participating Interests
A participating interest is a beneficial equity investment where the Group exercises influence over the investee’s operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of 20% or more of the entity’s voting rights, is considered to be an investment in associate. The Group’s investments in associates are recorded at the Group’s share of net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss.

The Group’s investments in joint ventures are also recorded at the Group’s share of net assets. Other participating interests, where significant influence is not exercised, are carried as investments on the consolidated balance sheet at fair value.

Other Financial Investments
Other financial investments include equity securities, debt and other fixed income securities, mortgages and other loans, loans to policyholders (excluding unpaid interest) and deposits with credit institutions.

68	PRUDENTIAL PLC ANNUAL REPORT 2004

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3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Equity securities and debt and other fixed income securities
Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which, subject to provision for permanent diminutions in value, are carried at amortised cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by the directors for unlisted securities. Changes in fair value are recognised in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortised cost as permitted by paragraph 24 of Schedule 9A to the Companies Act 1985. The amortised cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life’s redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Further details of the valuation basis for fixed income securities of Jackson National Life are explained in note 12.

Mortgages and other loans
Loans collateralised by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortised discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

Loans to policyholders
Loans to policyholders are carried at unpaid principal balances and are fully collateralised by the cash value of policies.

Deposits with credit institutions
Deposits with credit institutions comprise items, the withdrawal of which are subject to time constraints, and are carried at fair value. Changes in fair value are included in investment returns for the year.

Shares in Subsidiary Undertakings
Shares in subsidiary undertakings in the balance sheet of the Company are shown at the lower of cost and estimated realisable value.

Derivatives
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are used to facilitate efficient portfolio management and for investment purposes. With the exception of derivatives held by Jackson National Life, these instruments are carried at fair value with changes in fair value included in investment returns. For Jackson National Life, the accounting for derivative financial instruments is explained in note 12.

As part of the efficient portfolio management of the Life Fund of The Prudential Assurance Company Limited, the fund may, from time to time, invest in cash settled forward contracts over Prudential plc shares. This is in order to avoid a mismatch of the Life Fund’s investment portfolio with the investment benchmarks set for its equity based investment funds. The contracts will form part of the long-term investments of the Life Fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Securities Lending
The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group’s consolidated balance sheet; rather, they are retained within the appropriate investment classification. The Group’s policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral is included in other financial investments in the consolidated balance sheet with a corresponding liability being recorded to recognise the obligation to return such collateral. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Linked Business Funds
Certain long-term business policies are linked to specific portfolios of assets or to an investment-related index. Such policies provide benefits to policyholders that are wholly or partly determined by reference to the value of or income from specific investments or by reference to fluctuations in the value of an index of investments. The assets supporting the linked policies are maintained in segregated accounts in conformity with applicable laws and regulations. The segregated assets are reported at fair value within assets held to cover linked liabilities on the consolidated balance sheet. The technical provisions for linked liabilities on the consolidated balance sheet are determined based on the fair value of the underlying assets supporting the policies.

Tangible Assets
Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalised and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

PRUDENTIAL PLC ANNUAL REPORT 2004	69

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

3.	SIGNIFICANT ACCOUNTING POLICIES CONTINUED
Banking Business Assets and Liabilities
Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at recoverable amount, being outstanding principal balances, net of allowances for loan losses. Loan provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default, specific loan provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan provisions during the year are included in the consolidated profit and loss account.

Liabilities relating to the Group’s banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

Further details of UK banking business assets and liabilities are contained in note 11.

Business Acquisitions and Disposals
Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss account from the date of acquisition in the year acquired. Revenues and expenses of entities sold during the period are included in the consolidated profit and loss account up to the date of disposal. The profit or loss on disposal is calculated as the difference between sale proceeds net of expenses less net assets of the entity at the date of disposal. Gross premiums of acquired or sold insurance entities are separately presented in the consolidated profit and loss account.

With effect from 1 January 1998, goodwill arising from acquisitions is reflected as an asset on the consolidated balance sheet and is amortised through the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders’ funds. As permitted under the transitional arrangements of FRS 10, ‘Goodwill and intangible assets’, amounts previously charged to shareholders’ funds have not been reinstated as assets. Upon disposal of a business acquired prior to 1 January 1998 to which goodwill relates, the original goodwill balance is charged to the consolidated profit and loss account in determining the gain or loss on the sale.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset recorded for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio.

Shareholders’ Dividends
Shareholders’ dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and then the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share Premium
The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued is credited to the share premium account.

Foreign Currency Translation
The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year-end exchange rates. The impact of these currency translations is recorded as a component of shareholders’ funds within the statement of total recognised gains and losses.

Other assets and liabilities denominated in foreign currencies are also converted at year-end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

4.	IMPLEMENTATION OF UITF ABSTRACT 38 ‘ACCOUNTING FOR ESOP TRUSTS’
The Company has implemented UITF Abstract 38 ‘Accounting for ESOP Trusts’ in preparing its 2004 results which requires the Company to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholders' funds. The effect of the change in policy is to reduce the Group’s shareholders' funds at 1 January 2004 from the previously published 31 December 2003 level by £38m. Comparative balance sheet amounts have been restated accordingly. The impact on the profit and loss account is immaterial.

70	PRUDENTIAL PLC ANNUAL REPORT 2004

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5.	SUPPLEMENTAL EARNINGS INFORMATION
The Group uses operating profit based on long-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson National Life and certain businesses in Asia.

For the Group’s continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the UK general business that was sold in 2002, a comparison of actual and long-term gains is as follows:

	1993 to		1993 to		1993 to		1993 to
	2004	2004	2003	2003	2002	2002	2001
	£m	£m	£m	£m	£m	£m	£m

Actual gains attributable to shareholders:
Jackson National Life	(429)	88	(517)	6	(523)	(342)	(181)
Other operations	486	46	440	15	425	66	359

	57	134	(77)	21	(98)	(276)	178

Long-term gains credited to operating results:
Jackson National Life	(46)	(71)	25	(87)	112	(84)	196
Other operations	274	(15)	289	21	268	8	260

	228	(86)	314	(66)	380	(76)	456

Excess (shortfall) of actual gains over long-term gains	(171)	220	(391)	87	(478)	(200)	(278)

For the purposes of determining the long-term investment returns of Jackson National Life, from 2001 realised gains and losses arising on debt securities (including losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life, a long-term rate of return of 8.0% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

In years prior to 2001, long-term investment returns for Jackson National Life included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains and losses for both debt securities and other types of security. Comparatives for the aggregate long-term gains credited to operating results for the years 1993 to 2000 in the table shown above have not been restated for the refinement in policy, as the effect is not material.

From 2002, the other principal component of actual gains attributable to shareholders has been the revaluation gains of fixed income securities of certain Asian operations. For 2001 and earlier years the principal other component that required calculation of the expected long-term rate of return was UK equity securities that were held as portfolio investments backing UK general business liabilities and related solvency capital. This business was disposed of in 2002. For these investments the long-term rate of return applied in 2001 was 7.5%. The long-term dividend yield was assumed to be 2.6%.

The overwhelming majority of long-term gains and losses, and the difference between actual and long-term gains, arises from the accounting treatment of averaging realised gains and losses of Jackson National Life's fixed income securities over a five-year period within operating results. The only significant part of the investment portfolio for shareholder backed business where an assumed rate has been applied in the calculation of long-term gains to be included in operating profits is the aforementioned 8.0% for equity-related investments of Jackson National Life. For this part of the portfolio, a 1% change would alter operating results by approximately £4m.

In addition to the adjustments made for investment returns, as described above, operating profit excludes amortisation of goodwill and gains on business disposals and similar items.

In accordance with FRS 3, the presentation of additional supplementary earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit, the Group has used the expected long-term investment return and excluded amortisation of goodwill and exceptional items as the directors believe that such presentation better reflects the Group’s underlying performance on a statutory basis of measurement.

PRUDENTIAL PLC ANNUAL REPORT 2004	71

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

5.	SUPPLEMENTAL EARNINGS INFORMATION CONTINUED
The Group’s supplemental measure of its results and reconciliation of operating profit based on long-term investment returns before amortisation of goodwill to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:
	Before tax	Tax	Minority		Basic earnings
	(note 8)	(note 20)	interests	Net	per share
	£m	£m	£m	£m	Pence

2004
Operating profit based on long-term investment returns
before amortisation of goodwill	583	(177)	2	408	19.2	p
Amortisation of goodwill	(97)			(97)	(4.6	)p
Short-term fluctuations in investment returns:
Jackson National Life	159	(56)		103	4.8	p
Other†	70	(12)	(9)	49	2.3	p
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals	48	(19)		29	1.4	p
Egg France closure cost	(113)	32	17	(64)	(3.0	)p

Profit on ordinary activities	650	(232)	10	428	20.1	p

2003 (restated*)
Operating profit based on long-term investment returns
before amortisation of goodwill	357	(106)	6	257	12.4	p
Amortisation of goodwill	(98)			(98)	(4.7	)p
Short-term fluctuations in investment returns:
Jackson National Life	93	(32)		61	2.9	p
Other†	(2)	(6)	(4)	(12)	(0.6	)p

Profit on ordinary activities	350	(144)	2	208	10.0	p

* The 2003 earnings per share figures have been restated to take account of the Rights Issue in 2004.
† The adjustment from post-tax long-term investment returns to post-tax actual investment returns includes investment returns that are attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long term to actual investment returns, includes gains of £9m (£4m) attributable to the minority interests in these funds.

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below. The numbers for 2003 have been restated to take account of the Rights Issue in 2004.

	2004	2003
	Millions	Millions

Weighted average shares for basic earnings per share	2,129	2,076
Shares under option at end of year (note 28)	13	16
Number of shares that would have been issued at fair value on assumed option exercise	(10)	(14)

Weighted average shares for diluted earnings per share	2,132	2,078

6.	SEGMENTAL INFORMATION – ANALYSIS OF LONG-TERM BUSINESS GROSS PREMIUMS WRITTEN

	2004	2003
	£m	£m

UK and Europe Insurance Operations	9,186	7,264
Jackson National Life	4,717	4,369
Asian Operations	2,452	2,148

Total	16,355	13,781

The analysis of gross premiums written is based on the territory of the operating unit assuming the risk. A similar analysis by territory of risk would not be materially different.

7.	SEGMENTAL INFORMATION – INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS
Insurance Products and Investment Products
	Insurance Products Gross Premiums		Investment Products Gross Inflows		Total

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

UK and Europe Operations	6,538	4,128	5,845	3,797	12,383	7,925
US Operations	4,420	4,066	418	159	4,838	4,225
Asian Operations	1,172	989	18,845	18,157	20,017	19,146

Group total	12,130	9,183	25,108	22,113	37,238	31,296

72	PRUDENTIAL PLC ANNUAL REPORT 2004

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7.	SEGMENTAL INFORMATION – INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS CONTINUED
Insurance Products – New Business Premiums
	Single		Regular		Annual Premium Equivalents

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

UK and Europe Insurance Operations
Direct to customer
Individual annuities	630	657	–	–	63	66
Individual pensions and life	19	22	10	12	12	14
Department of Work and Pensions rebate business	265	280	–	–	27	28

Total	914	959	10	12	102	108

Business to Business
Corporate pensions	153	168	137	127	152	144
Individual annuities	229	223	–	–	23	22
Bulk annuities	474	287	–	–	47	29

Total	856	678	137	127	222	195

Intermediated distribution
Life	1,001	818	5	22	105	104
Individual annuities	1,180	828	–	–	118	83
Individual and corporate pensions	189	120	25	29	44	41
Department of Work and Pensions rebate business	89	103	–	–	9	10

Total	2,459	1,869	30	51	276	238

Partnerships
Life	790	293	2	–	81	29
Individual and bulk annuities	1,249	52	–	–	125	5

Total	2,039	345	2	–	206	34

Europe
Life	89	87	2	–	11	9

Total UK and Europe Insurance Operations	6,357	3,938	181	190	817	584

US Operations
Fixed annuities	1,130	1,375	–	–	113	138
Equity linked indexed annuities	429	255	–	–	43	25
Variable annuities	1,981	1,937	–	–	198	194
Life	16	–	12	13	14	13
Guaranteed Investment Contracts	180	183	–	–	18	18
GIC – Medium Term Notes	672	303	–	–	67	30

Total	4,408	4,053	12	13	453	418

Asian Operations
China	9	7	16	11	17	12
Hong Kong	255	189	78	83	103	102
India (Group's 26% interest)	5	4	33	16	33	16
Indonesia	38	27	28	31	32	34
Japan	17	9	7	35	9	36
Korea	36	19	60	30	64	32
Malaysia	7	11	61	59	62	60
Singapore	199	181	47	57	67	75
Taiwan	88	28	143	132	151	135
Other	8	7	37	53	38	53

Total	662	482	510	507	576	555

Group total	11,427	8,473	703	710	1,846	1,557

Annual Premium Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

PRUDENTIAL PLC ANNUAL REPORT 2004	73

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

7.	SEGMENTAL INFORMATION – INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS CONTINUED
Investment Products – Funds Under Management (FUM)
	FUM 1 Jan 2004 £m	Gross inflows £m	Redemptions £m	Market and other movements £m	FUM 31 Dec 2004 £m

UK and Europe Operations	24,192	5,845	(3,841)	2,509	28,705
US Operations	148	418	(31)	15	550
Asian Operations	6,596	18,845	(17,647)	38	7,832

Total	30,936	25,108	(21,519)	2,562	37,087

8.	SEGMENTAL INFORMATION – PROFIT ON ORDINARY ACTIVITIES BEFORE TAX

	Balance on general business technical account		Balance on long-term business technical account before tax		Other activities		Total

	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit before amortisation
of goodwill
UK and Europe Insurance Operations	0	0	305	256			305	256
M&G					136	83	136	83
Egg – continuing operations (note 11)					43	55	43	55
– discontinued operations (note 11)					(37)	(89)	(37)	(89)

Total UK and Europe Operations	0	0	305	256	142	49	447	305

US Operations:
Jackson National Life – continuing operations (note 12)			196	143			196	143
Jackson National Life – discontinued operations (note 34)			17	22			17	22
Broker-dealer and fund management (note 12)					(14)	(3)	(14)	(3)

Total US Operations			213	165	(14)	(3)	199	162

Asian Operations (net of development
expenses of £15m (£27m))			111	58	19	13	130	71

Other Income and Expenditure:
Investment income†					56	60	56	60
Unrealised gains (losses) on investments					8	(10)	8	(10)
Allocations from technical accounts					209	70	209	70
Short-term fluctuations in investment returns					(229)	(91)	(229)	(91)

Investment return and other income					44	29	44	29
Interest payable on core structural
borrowings (note 16)					(154)	(143)	(154)	(143)
Corporate expenditure:
Group Head Office					(54)	(43)	(54)	(43)
Asia Regional Head Office					(29)	(24)	(29)	(24)

Total					(193)	(181)	(193)	(181)

Operating profit before amortisation of goodwill			629	479	(46)	(122)	583	357
Analysed as:
Continuing operations			612	457	(9)	(33)	603	424
Discontinued operations (notes 11 and 34)			17	22	(37)	(89)	(20)	(67)
Items excluded from operating profit
before amortisation of goodwill:
Amortisation of goodwill (note 21)					(97)	(98)	(97)	(98)
Short-term fluctuations in investment returns (note 5)					229	91	229	91
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals (note 34)					48	–	48	–
Egg France closure cost (note 11)					(113)	–	(113)	–

Total					67	(7)	67	(7)

Statutory basis profit on ordinary
activities before tax	0	0	629	479	21	(129)	650	350

† Investment income is shown after deducting interest payable on non-core borrowings, as shown in note 16.

74	PRUDENTIAL PLC ANNUAL REPORT 2004

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9.	SEGMENTAL INFORMATION – NET ASSETS
A segmental analysis of the fund for future appropriations and the technical provisions net of reinsurers’ share is set out below which, although liabilities, provides a more useful indication of the assets supporting the business:

		Restated
	2004	2003
Fund for future appropriations and net technical provisions	£m	£m

Fund for future appropriations:
Scottish Amicable Insurance Fund of Prudential Assurance Company (PAC)
(closed to new business and wholly attributable but not allocated to policyholders)†	1,836	1,404
Other funds*	14,850	11,253

	16,686	12,657
Technical provisions (net of reinsurers’ share)	128,083	120,449

Total*	144,769	133,106

Comprising:
UK and Europe Operations*	111,846	102,565
Jackson National Life	24,682	23,854
Asian Operations	8,241	6,687

Total*	144,769	133,106

*The 2003 figures for these lines have been restated (see note 4).

† The Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred from the Scottish Amicable Life Assurance Society to PAC in 1997. No new business is written in the sub-fund. The SAIF sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of unitised with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, although they are entitled to the investment management fees paid on this business. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. With the exception of certain guaranteed annuity products (as described in note 33), SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

10.	SEGMENTAL INFORMATION – SHAREHOLDERS' FUNDS

		Core			Core
		structural			structural
		borrowings of		Restated	borrowings of
	Net assets	shareholder		net assets	shareholder
	before core	financed		before core	financed	Restated
	shareholder	operations	Shareholders’	shareholder	operations	shareholders’
	borrowings	(note 32)	funds	borrowings	(note 32)	funds
	2004	2004	2004	2003	2003	2003
Analysis of shareholders’ capital and reserves	£m	£m	£m	£m	£m	£m

UK and Europe Operations:
Long-term business operations	889		889	612		612
M&G	312		312	336		336
Egg (note 11)†	269		269	348		348

	1,470		1,470	1,296		1,296

US Operations†:
Jackson National Life (note 12)	2,428	(130)	2,298	2,398	(140)	2,258
Broker-dealer and fund management (note 12)	64		64	71		71

	2,492	(130)	2,362	2,469	(140)	2,329

Asian Operations	819		819	627		627

Other Operations:
Goodwill†	1,352		1,352	1,445		1,445
Holding company net borrowings	1,561	(2,667)	(1,106)	432	(2,427)	(1,995)
Other net liabilities*	(616)		(616)	(462)		(462)

	2,297	(2,667)	(370)	1,415	(2,427)	(1,012)

Total*	7,078	(2,797)	4,281	5,807	(2,567)	3,240

*The 2003 figures for these lines have been restated (see note 4).
† Total goodwill comprises amounts included in:
					2004	2003
					£m	£m

Other Operations relating to M&G and acquired Asian businesses					1,352	1,445
US Operations					15	53
Egg					–	6

Total (note 21)					1,367	1,504

PRUDENTIAL PLC ANNUAL REPORT 2004	75

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

11.	SEGMENTAL INFORMATION – UK OPERATIONS
(i)	General Business
	Gross premiums written		Underwriting result		Investment return		Operating profit

	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

UK commercial business (in run-off)	–	–	(6)	(7)	6	7	0	0

The Group sold its UK home and motor insurance business in 2002 and, as part of the sale arrangements, the insurance liabilities of this business at the end of 2001 were fully reinsured. This business is now in run-off, as is the Group's UK commercial business that was closed to new business in 1992.

(ii)	Egg

	Operating result

		Restated
	2004	2003
	£m	£m

Interest receivable from:
Loans and advances to customers	553	461
Debt securities	180	177
Other	170	184

	903	822

Interest payable on:
Customer accounts	(237)	(236)
Other	(379)	(323)

	(616)	(559)

Net interest income	287	263
Other operating income	210	157

Operating income	497	420
Administrative expenses	(232)	(214)
Provision for bad and doubtful debts	(182)	(127)
Other expenses	(40)	(24)

Operating profit from continuing operations	43	55

In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of £113m. After taking into account tax relief of £32m, the effect on minority interests was £17m. This business, which has been treated as discontinued operations in these financial statements, incurred losses up to the date of the announcement of £37m (£89m).

	Balance sheet

		Restated
	2004	2003
	£m	£m

Assets
Loans and advances to banks	616	330
Loans and advances to customers	7,642	6,718
Debt securities	3,120	4,157
Other banking business assets	617	449

Total banking business assets	11,995	11,654
Other assets	33	41

Total	12,028	11,695

Liabilities
Customer accounts	6,607	6,452
Debt securities issued (note 32)	1,807	1,423
Securities sold under agreements to repurchase (note 32)	131	829
Deposits by banks	2,352	1,610
Other banking business liabilities	320	473

Total banking business liabilities	11,217	10,787
Debenture loans (note 32)	451	451
Other liabilities including tax	22	23

	11,690	11,261
Shareholders’ funds:
Group share	269	348
Minority interests	69	86

Total	12,028	11,695

76	PRUDENTIAL PLC ANNUAL REPORT 2004

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12.	US OPERATIONS – ADDITIONAL DETAIL ON BASIS OF PRESENTATION OF RESULTS
The results of US Operations, mainly Jackson National Life (JNL), are consolidated into the Group accounts based on US Generally Accepted Accounting Principles (US GAAP). However, certain adjustments are made in the Group’s consolidated financial statements to the US GAAP results reported in Jackson National Life’s own financial statements in order to comply with UK GAAP, with the Group’s accounting policies, and to reflect appropriately the US Operations segmental result, as set out below:

Reconciliation from JNL 2004 US GAAP basis result to UK GAAP result for US Operations		Reverse
		FAS 115	US GAAP
		and FAS 133	adjusted		Long-term
		effects (notes	for minority		investment	US Operations
		(i) and (ii))	interests		returns	segmental result for
	US GAAP	and adjust	and reversal		and other	UK Modified Statutory
	per JNL	for minority	of FAS 115		minor	Basis GAAP purposes
	financial	interests	and FAS 133	Other US	adjustments	(note (v))
	statements	(note (iii))	effects	subsidiaries	(note (iv))
	USm$	USm$	US$m	US$m	US$m	US$m	£m

Profit and loss account
Operating profit:
Jackson National Life	788	(245)	543		(184)	359	196
Broker-dealer and fund management				11	(37)	(26)	(14)
Realised investment gains (losses), net
of related change to amortisation of
acquisition costs (note (ii)) (US GAAP as
published also includes the change in
the fair value of hedging instruments)	143	(65)	78		(78)
Short-term fluctuations in investment returns					291	291	159
Gain on sale of Jackson Federal Bank	66		66		10	76	41
Income from discontinued operations	32		32			32	17
Amortisation of goodwill				(2)	(4)	(6)	(3)

Profit before tax before minority interests	1,029	(310)	719	9	(2)	726	396
Minority interests (note (iii))	(49)	49	–

Profit before tax after minority interests	980	(261)	719	9	(2)	726	396

Tax (charge) credit:
on operating profit	(276)	86	(190)	(4)	77	(117)	(64)
on realised investment gains and losses	(33)	6	(27)		27
on short-term fluctuations in investment returns					(103)	(103)	(56)
on disposals	(30)		(30)			(30)	(16)
on income from discontinued operations	(11)		(11)			(11)	(6)

Total tax charge	(350)	92	(258)	(4)	1	(261)	(142)

Net income	630	(169)	461	5	(1)	465	254

Movement in shareholders’ funds
Net income (as shown above)	630	(169)	461	5	(1)	465
Capital contributions	29		29	6		35
Net movement in other comprehensive income	(69)	78	9		(9)
Dividends paid to intermediate holding company	(120)		(120)	(15)		(135)

Total movement in year	470	(91)	379	(4)	(10)	365
Shareholders’ funds at beginning of year	4,402	(405)	3,997	127	45	4,169

Shareholders’ funds at end of year	4,872	(496)	4,376	123	35	4,534

Comprising:
Jackson National Life						4,411	2,298
Broker-dealer and fund management						123	64

						4,534	2,362

PRUDENTIAL PLC ANNUAL REPORT 2004	77

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

12.	US OPERATIONS – ADDITIONAL DETAIL ON BASIS OF PRESENTATION OF RESULTS CONTINUED
(i)	The Valuation Basis of Debt Securities – Reversal of FAS 115 Effects

Under US GAAP, debt securities classified as ‘available for sale’ under Financial Accounting Standard (FAS) 115 are carried in the balance sheet at fair value with movements on unrealised appreciation accounted for directly within shareholders’ reserves as ‘Other Comprehensive Income’. By contrast, consistent with the ABI SORP, for Group reporting purposes, all fixed income securities are carried at amortised cost subject to provision for permanent diminution in value. This accounting treatment is appropriate as the securities are held as part of a portfolio of such securities intended to be held to maturity. Movements in unrealised appreciation arising from changes in the fair value of these securities do not feature as a part of the Group’s UK GAAP accounting.

(ii)	The Valuation Basis of Hedging Derivative Instruments – Reversal of FAS 133 Effects

Under FAS 133, all derivative instruments are recognised in the balance sheet at their fair values and changes in such fair values are recognised immediately in earnings unless specific hedging criteria are met. Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management programme. However, Jackson National Life has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems and personnel required to qualify for much stricter hedge accounting treatment.

Net earnings for Jackson National Life on a US GAAP basis reflect increased volatility owing to fair value fluctuations on its derivative instruments, particularly for interest rate swaps that are regularly used to manage risks associated with movements in interest rates. However, the largely offsetting change in the fair value of hedged investments will remain as an adjustment taken directly to shareholders’ funds under US GAAP, as described in note (i). This position can be contrasted with the position under UK GAAP where hedge accounting for relevant derivative instruments is still appropriate. Accordingly, gains and losses recognised under FAS 133 are eliminated in order to comply with UK GAAP.

(iii)	Minority Interests

The UK GAAP results are determined after adjustment for minority interests. For UK reporting purposes the segmental result of Jackson National Life reflects its proportionate interests in the results of two investment funds that are consolidated as quasi-subsidiaries.

(iv)	Presentation of Investment Returns within the UK Basis Performance Statements
Profit (loss) on ordinary activities before tax

With the exception of the elimination of FAS 133 effects, as explained in note (ii), and revaluation gains on certain equity-based securities that are recorded within Other Comprehensive Income under US GAAP, the total profit (loss) under UK GAAP is the same as under US GAAP.

Operating profit

Under US GAAP, the convention is to refer to operating income as income before realised gains and losses and related amortisation of acquisition costs. Under UK GAAP, consistent with the ABI SORP, operating profit is determined after inclusion of long-term investment returns i.e. investment income and estimated long-term capital gains. Details of the method for determining long-term returns for Jackson National Life are explained in note 5.

(v)	Exchange Rates
				US$ to £

Average rate for 2004 applied to profit and loss account				1.83
Year end rate 2004 applied to shareholders’ funds				1.92

13. INVESTMENT INCOME
	Long-term business		Non-technical
	technical account		account

	2004	2003	2004	2003
	£m	£m	£m	£m

Income from:
Land and buildings	851	908	0	0
Listed investments	5,337	5,146	7	10
Other investments	615	617	109	91

	6,803	6,671	116	101
Gains (losses) on the realisation of investments	1,722	651	(1)	5
Exchange gains	801	687	0	0

Total	9,326	8,009	115	106

78	PRUDENTIAL PLC ANNUAL REPORT 2004

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14.	LONG-TERM BUSINESS PROVISIONS, PREMIUMS AND POLICYHOLDERS’ BONUSES
(i)	Technical Provisions and Technical Provisions for Linked Liabilities
The following table provides an analysis of technical provisions between with-profits and non-participating business:
	2004	2003
	%	%

Scottish Amicable Insurance Fund*	9	10

Financed by with-profits funds:
With-profits business	39	41
Non-participating business†	9	9

Shareholder financed business:
Non-participating business	24	23
Linked business	19	17

Total	100	100

(ii) Gross Premiums
The following table provides an analysis of gross premiums between with-profits and non-participating business:
	2004	2003
	%	%

Scottish Amicable Insurance Fund*	1	2

Financed by with-profits funds:
With-profits business	19	25
Non-participating business†	1	1

Shareholder financed business:
Non-participating business	60	54
Linked business	19	18

Total	100	100

*The Scottish Amicable Insurance Fund is closed to new business. The assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

†Annuity business written by Prudential Annuities Limited, a subsidiary of the with-profits fund of The Prudential Assurance Company Limited (PAC), and by a separate fund of the PAC with-profits fund, which comprises non-participating and linked business purchased from the Scottish Amicable Life Assurance Society.

(iii)	Policyholders’ Bonuses

Bonuses declared for the year in respect of the Group’s with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders’ bonuses was £2,233m (£2,325m).

15.	NET OPERATING EXPENSES

	Long-term business		General business
	technical account		technical account

	2004	2003	2004	2003
	£m	£m	£m	£m

Acquisition costs	1,508	1,188	–	–
Change in deferred acquisition costs	(78)	(3)	–	–
Administrative expenses	530	633	1	3
Amortisation of present value of acquired in-force business (note 27)	25	26	–	–

Total	1,985	1,844	1	3

Net operating expenses in the consolidated profit and loss account also include corporate expenditure of £83m (£67m) in the non-technical account.

PRUDENTIAL PLC ANNUAL REPORT 2004	79

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

16.	INVESTMENT EXPENSES AND CHARGES
	Long-term business		Non-technical
	technical account		account

	2004	2003	2004	2003
	£m	£m	£m	£m

Interest payable on core structural borrowings	–	–	154	143
Interest on bank loans and overdrafts	47	40	–	–
Interest on other borrowings	91	92	59	46

Total interest payable	138	132	213	189
Investment management expenses	384	349	–	–

Total	522	481	213	189

Long-term business interest payable includes £78m (£81m) in respect of products in the nature of funding arrangements entered into by Jackson National Life.

Long-term business investment management expenses include management fees charged by M&G and the Group’s US and Asia fund management operations and fees paid to external property managers.

Interest on other borrowings in the non-technical account includes £1m (£2m) in respect of non-recourse borrowings of investment funds managed by PPM America, £33m (£26m) in respect of Egg debenture loans and £25m (£18m) in respect of commercial paper and other borrowings that support a short-term fixed income securities reinvestment programme. Further details on borrowings are included in note 32.

17. INFORMATION ON STAFF AND PENSION COSTS
The average number of staff employed by the Group during the year were:
	2004	2003

UK and Europe Operations	10,849	11,473
US Operations	2,589	2,742
Asian Operations	8,277	6,797

Total	21,715	21,012

The costs of employment were:
	2004	2003
	£m	£m

Wages and salaries	762	710
Social security costs	62	54
Other pension costs (see below)	49	48

Total	873	812

Pension Costs
The Group has chosen not to fully implement FRS 17 ‘Retirement benefits’ for the 2004 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 ‘Pension costs’. £31m (£32m) of the costs related to defined benefit schemes and £18m (£16m) to defined contribution schemes. In addition, £15m (£12m) of the costs related to overseas defined contribution schemes.

Actuarial valuation and funding
The Group operates a number of pension schemes around the world. The largest scheme is the Prudential Staff Pension Scheme (PSPS). This Scheme is primarily a defined benefit scheme but no employees with employment offers after 31 July 2003 are eligible for membership of the defined benefit section of the Scheme. On the FRS 17 basis of valuation described below, 90% of the liabilities of Group defined benefit schemes are accounted for within PSPS.

This Scheme has assets held in separate trustee administered funds and was last subject to a full triennial actuarial valuation as at 5 April 2002 by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 6.6% per annum, pensionable earnings growth 4.5% per annum, increases to pensions in payment 2.5% per annum and dividend growth 3.5% per annum.

The market value of Scheme assets as at that date was £4,034m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members, allowing for expected future increases in earnings. As a result of the actuarial valuation, the employers’ contribution rate has continued at the minimum rate prescribed under the Scheme rules, which is 12.5% of salaries.

The employers’ contribution is required to be paid as a minimum in future years irrespective of the excess of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly the surplus is not recognised as an asset in the Group’s financial statements and the pension cost charge has been determined on an accrued payable basis without regard to the spreading of the surplus in the fund that would normally be appropriate under the requirements of SSAP 24.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities, whose aggregate pension costs on a SSAP 24 basis are materially the same as the funding cost. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

80	PRUDENTIAL PLC ANNUAL REPORT 2004

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17.	INFORMATION ON STAFF AND PENSION COSTS CONTINUED
FRS 17 basis disclosure
(i)	Basis of valuation and scheme assets and liabilities
Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2004 applying the principles prescribed by FRS 17.

The key assumptions adopted for the FRS 17 basis valuations were:
	31 Dec 2004	31 Dec 2003	31 Dec 2002

Price inflation	2.80%	2.70%	2.25%
Rate of increase in salaries	4.80%	4.70%	4.25%
Rate of increase of present and future pensions	2.80%	2.70%	2.25%
Rate used to discount scheme liabilities	5.30%	5.40%	5.50%

The assets in the schemes and the expected rates of return were:
	31 Dec 2004		31 Dec 2003		31 Dec 2002

		Long-term		Long-term		Long-term
		expected		expected		expected
	Assets	rate of	Assets	rate of	Assets	rate of
	£m	return	£m	return	£m	return

Equities	2,568	7.50%	2,671	7.75%	2,501	8.00%
Bonds	1,057	4.75%	639	5.00%	473	5.00%
Properties	533	6.80%	564	7.00%	536	7.75%
Other assets	62	4.80%	116	4.00%	60	4.00%

Total value of assets	4,220	6.68%	3,990	7.10%	3,570	7.50%

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

The present value of the liabilities of the three schemes at 31 December 2004 was £4,869m (31 December 2003 £4,592m). The resulting scheme deficit arising from the excess of liabilities over assets at 31 December 2004 comprised £494m attributable to the PAC with-profits fund and £155m attributable to shareholder operations. At 31 December 2003, the resulting scheme deficit comprised £457m attributable to the PAC with-profits fund and £145m attributable to shareholder operations.

The movements in the difference between scheme assets and liabilities were:

	31 Dec 2004	31 Dec 2003
	£m	£m

Current service cost	(66)	(62)
Contributions	31	32
Other finance income	33	39
Actuarial losses	(45)	(64)

Net reduction	(47)	(55)

PRUDENTIAL PLC ANNUAL REPORT 2004	81

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

17.	INFORMATION ON STAFF AND PENSION COSTS CONTINUED
(ii)	Estimated pension scheme liability attributable to shareholder operations if FRS 17 had been adopted
Movements on the pension scheme liability attributable to shareholder operations that would have been recognised in the Group’s primary statements had FRS 17 been implemented are as follows:
		Profit and
	Net pension	loss account	Actuarial		Net pension
	liability	charge	losses		liability
	attributable	attributable	attributable	Contributions	attributable
	to	to	to	paid by	to
	shareholders	shareholders	shareholders	shareholder	shareholders
	1 Jan 2004	(note (a))	(note (b))	operations	31 Dec 2004
	£m	£m	£m	£m	£m

Gross of tax liability	(145)	(14)	(8)	12	(155)
Related deferred tax	44	4	2	(4)	46

Net of tax liability	(101)	(10)	(6)	8	(109)

(a) Profit and loss charge attributable to shareholders
This comprises:
			2004	2003	2002
			£m	£m	£m

Operating charge (all current service cost)			(66)	(62)	(65)
Finance income (expense):
Interest on pension scheme liabilities			(243)	(222)	(212)
Expected return on pension scheme assets			276	261	300

			33	39	88

Total profit and loss account charge			(33)	(23)	23
less: amount attributable to PAC with-profits fund*			19	11	(24)

Profit and loss account charge attributable to shareholders			(14)	(12)	(1)

*Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall profit and loss account result is not directly affected by the level of pension cost or other expenses.

(b) Actuarial losses attributable to shareholders
This comprises losses charged to the statement of total recognised gains and losses, after adjusting for amounts attributable to the PAC with-profits fund:
			2004	2003	2002
			£m	£m	£m

Actual less expected return on pension scheme assets (3% (8%) ((26)%) of pension scheme assets)			115	311	(932)
Experience losses on scheme liabilities (0% (0%) (1%) of the present value of scheme liabilities)			(18)	(3)	(38)
Changes in assumptions underlying the present value of scheme liabilities			(142)	(372)	(219)

Total actuarial losses (1% (1%) (29%) of the present value of the scheme liabilities)			(45)	(64)	(1,189)
less: amounts attributable to the PAC with-profits fund			37	41	914

Pre-tax impact on the statement of total recognised gains and losses attributable to shareholders			(8)	(23)	(275)
Related deferred tax			2	7	82

Net amount attributable to shareholders’ funds			(6)	(16)	(193)

(iii)	Estimated pension scheme liability attributable to the PAC with-profits fund if FRS 17 had been adopted
Movements on the pension scheme liability attributable to the PAC with-profits fund that would have been recognised in the Group’s primary statements had FRS 17 been implemented are as follows:
Charge to
	Net pension	long-term			Net pension
	liability	technical	Actuarial		liability
	attributable	account	losses	Contributions	attributable
	to PAC	attributable	attributable	paid by	to PAC
	with-profits	to PAC	to PAC	PAC	with-profits
	fund	with-profits	with-profits	with-profits	fund
	1 Jan 2004	fund	fund	fund	31 Dec 2004
	£m	£m	£m	£m	£m

Gross of tax liability	(457)	(19)	(37)	19	(494)
Related deferred tax	46	2	4	(2)	50

Net of tax liability	(411)	(17)	(33)	17	(444)

The apportionment of the deficit between the estimated amounts attributable to the PAC with-profits fund and shareholders' operations reflects the activities of the retired and active members of the schemes.

82	PRUDENTIAL PLC ANNUAL REPORT 2004

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17.	INFORMATION ON STAFF AND PENSION COSTS CONTINUED
Comparison of FRS 17 basis results with results on SSAP 24 basis
Balance sheet
	31 Dec 2004	31 Dec 2004	31 Dec 2003	31 Dec 2003
	SSAP 24 basis	FRS 17 basis	SSAP 24 basis	FRS 17 basis

			As primary
		Memorandum	financial	Memorandum
	As published	information	statements	information
	£m	£m	£m	£m

Pension scheme liability attributable to shareholders and PAC with-profits fund (net of related deferred tax)	Nil*	(553)	Nil*	(512)
Fund for future appropriations	16,686	16,242	12,657	12,246
Shareholders’ funds	4,281	4,172	3,240	3,139

* Surplus on actuarial basis of valuation not recognised due to minimum contribution requirement under Scheme rules (see page 80).

Profit and loss account
	SSAP 24 basis	FRS 17 basis

	As primary
	financial	Memorandum
	statements	information
	2004	2004
	£m	£m

Pension costs charged to technical accounts and non-technical account for defined benefit and defined contribution schemes	(49)	(51)
Tax charge attributable to long-term business charged to the long-term technical account	(896)	(896)
Transfer to fund for future appropriations charged to the long-term technical account	(4,025)	(4,025)
Operating profit before amortisation of goodwill	583	581

18.	DIRECTORS’ REMUNERATION
Information on directors’ remuneration is given in the Remuneration Report on pages 42 to 52. Apart from the transactions with directors shown below, no director had an interest in shares, transactions or arrangements which requires disclosure, other than those given in the above Report.
	Number of
	persons	£000

Mortgages and other borrowings from Egg plc at 31 December 2004	4	171

These transactions are on normal commercial terms and in the ordinary course of business.

19.	FEES PAYABLE TO AUDITORS
	2004	2003
	£m	£m

Audit services:
Statutory audit fees	3.8	3.6
US GAAP reporting	0.8	0.7
Regulatory audit	0.9	0.5
Achieved profits basis audits	0.1	0.1

Total audit services	5.6	4.9
Further assurance services associated with:
Implementation of Sarbanes-Oxley requirements	1.8	0.2
Prospectuses for equity and debt issues	0.5	–
Implementation of regulatory requirements	0.4	–
Tax compliance	0.2	0.3
Comfort and attestation letters	0.2	0.2
Other services:
Acquisitions and disposals due diligence	0.5	–
Other services	0.5	1.2

Total	9.7	6.8

Statutory audit fees include £0.1m (£0.1m) in respect of the Company. Fees, excluding statutory audit fees, payable to KPMG Audit Plc and its associates include £4.6m (£3.0m) for work performed in the UK.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditors and has developed a formal Auditor Independence Policy which sets out the types of services that the auditors may provide, consistent with the guidance in Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’ and with the provisions of the US Sarbanes-Oxley Act. The Audit Committee annually reviews the auditors’ objectivity and independence. More information on these issues is given in the Corporate Governance Report on page 36.

PRUDENTIAL PLC ANNUAL REPORT 2004	83

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

20.	TAX
(i)	Profit and Loss Account Tax Charge (Credit)
The tax expense for certain long-term business operations is attributable to shareholders and policyholders. The shareholders’ portion of tax is determined using the long-term tax rate of the underlying business applied to the profits transferred to the non-technical account. A summary of the tax expense attributable to the long-term business technical account and shareholders’ profits in the non-technical account is shown below:
	Long-term business		Non-technical account
	technical account		(attributable to
	(attributable to		shareholders’
	long-term funds)		profits)

	2004	2003	2004	2003
(a) Between current and deferred tax expense (benefit)	£m	£m	£m	£m

Current:
UK	464	279	55	49
Foreign	76	102	199	126

	540	381	254	175

Deferred:
UK	262	436	(29)	(27)
Foreign	94	7	7	(4)

	356	443	(22)	(31)

Total	896	824	232	144

	(b) By category of tax expense (benefit)
		Long-term business		Non-technical account
		technical account		(attributable to
		(attributable to		shareholders’
		long-term funds)		profits)

		2004	2003	2004	2003
		£m	£m	£m	£m

	UK corporation tax	447	318	(43)	(38)
	Double tax relief	(18)	(15)	–	(3)
	Overseas tax	75	102	87	61
Adjustments in respect of prior years	– UK	35	(24)	1	(13)
	– Overseas	1	–	–	–

		540	381	45	7
	Deferred tax	356	443	(8)	(13)

		896	824	37	(6)

	Shareholder tax attributable to balance on the long-term business technical account:
	Current			209	168
	Deferred			(14)	(18)

				195	150

	Total	896	824	232	144

	(c) By source of profit			2004	2003
				£m	£m

	Long-term business operations:
	UK and Europe			85	78
	Jackson National Life			72	58
	Asian Operations			38	14

	Total long-term business			195	150
	Other operations			(18)	(44)

	Total tax on operating profit (based on long-term investment returns)			177	106
	Tax on short-term fluctuations in investment returns			68	38
	Tax on profit on business disposals			19	–
	Tax on Egg France closure cost			(32)	–

	Tax on profit on ordinary activities (including tax on actual investment returns)			232	144

(d)   Factors affecting tax charge for the period
The tax assessed in the period is higher than the standard rate of corporation tax in the UK and the differences are explained on the following page. The standard rate of tax has been determined by using the UK rate of corporation tax enacted for the period for which the profits will be taxed.

84	PRUDENTIAL PLC ANNUAL REPORT 2004

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20.	TAX CONTINUED
(d)	Factors affecting tax charge for the period continued
	2004	2003
	£m	£m

Profit on ordinary activities before tax	650	350

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (30%)	195	105
Effects of:
Differences in basis between taxable gains and book gains	(8)	3
Different tax rates on overseas earnings	6	13
Deferred tax not recognised on tax losses carried forward	19	21
Different tax bases of long-term insurance (current and deferred)	(15)	(12)
Non-taxable amortisation of goodwill	29	30
Adjustments in relation to prior years	(13)	(10)
Capital allowances for period in excess of depreciation for the period	–	(4)
Short-term timing differences	11	11
Other	30	18

Current tax charge for the period	254	175

(e)	Factors that may affect future tax charges
The possible tax benefit of approximately £430m, which may arise from capital losses valued at approximately £1.7bn, is sufficiently uncertain that it has not been recognised. The circumstances in which the amount would be recoverable are a combination of the following: the agreement of the value of the losses with the Inland Revenue, the availability of future capital profits that are within the charge to capital gains tax and the agreement of the Inland Revenue to the utilisation of the losses against certain capital gains arising in the UK long-term business operations.

(ii)	Deferred Tax
The components of the net deferred tax liability are as follows. The balances have not been discounted.
	Liability provided
	(asset recognised)

	2004	2003
	£m	£m

(a) By category of timing difference
Unrealised gains on investments	1,489	1,205
Deferred acquisition costs	403	408
Short-term timing differences	(560)	(626)
Long-term business technical provisions and other insurance items	213	204
Capital allowances	(23)	(37)

Total	1,522	1,154

(b) By fund
Scottish Amicable Insurance Fund	125	87
PAC with-profits fund*	1,448	1,225
Jackson National Life	(85)	(172)
Other long-term business operations	88	50
Other operations	(54)	(36)

Total	1,522	1,154

* Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

A potential deferred tax asset of £114m (£115m), which may arise from trading losses of approximately £408m (£378m), is sufficiently uncertain that it has not been recognised. With regard to £100m (£104m) of the asset, the trading losses would be recoverable only if there were sufficient future trading profits in the jurisdictions where the losses have arisen. The balance is dependent upon the outcome of a case before the European Court of Justice regarding Group relief claims in connection with European subsidiaries.

	2004	2003
	£m	£m

(c) Reconciliation of movement in deferred tax
Deferred tax liability at beginning of year	1,154	696
Exchange movements	20	28
Deferred tax charged to profit and loss account for the year	348	430

Deferred tax liability at end of year	1,522	1,154

PRUDENTIAL PLC ANNUAL REPORT 2004	85

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

21.	GOODWILL
	2004	2003
	£m	£m

Balance at beginning of year	1,504	1,604
Charge to profit and loss account:
Amortisation	(97)	(98)
Writedown in respect of Funds Direct included in Egg result	(2)	–
Writedown in respect of Zebank included in Egg France closure cost	(3)	–
Goodwill of Jackson Federal Bank taken into account on profit on sale of £41m	(35)	–
Adjustment in respect of Korea	–	(2)

Balance at end of year	1,367	1,504

The balance at beginning of year comprises cost of £1,933m (£1,935m) less accumulated amortisation of £429m (£331m). The cumulative goodwill charged directly to shareholders' funds in respect of acquisitions prior to 1998 amounted to £589m (£589m).

22.	LAND AND BUILDINGS

	2004	2003
	£m	£m

Current value:
Freehold	7,650	6,624
Leasehold with a term of over 50 years	4,497	4,153
Leasehold with a term of less than 50 years	220	188

Total	12,367	10,965

The cost of land and buildings was £7,919m (£7,490m). The value of land and buildings occupied by the Group was £186m (£181m).

23.	INVESTMENTS IN PARTICIPATING INTERESTS
	Cost		Carrying value

	2004	2003	2004	2003
	£m	£m	£m	£m

Interests in associate undertakings	18	23	4	9
Share of joint ventures:
Gross assets			110	67
Gross liabilities			(88)	(44)
Interests in joint ventures	46	40	22	23
Other participating interest	–	24	–	24

Total	64	87	26	56

A summary of the movement in interests in associate undertakings is set out below:

				Total
	Share of	Share of		carrying
	capital	reserves	Goodwill	value
	2004	2004	2004	2004
	£m	£m	£m	£m

Disposal	(2)	1	(2)	(3)
Amortisation of goodwill			(2)	(2)

Movement in year	(2)	1	(4)	(5)
Balance at beginning of year	6	(7)	10	9

Balance at end of year	4	(6)	6	4

The only associate undertaking at the end of the year is IfOnline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 39% share in the share capital of IfOnline plc. In September 2004, the Company sold its other associate undertaking, a 25% share in the share capital of Hazell Carr Pensions Consulting plc, for £5m. The profit on sale before tax of £2m is included in investment income in the long-term business technical account. The amount of operating profit attributable to these undertakings was £nil (loss of £2m).

In accordance with FRS 9, ‘Associates and joint ventures’, investments held as part of the investment portfolio, rather than as undertakings through which the Company carries out its business, are accounted for as other financial investments in note 24 and not as investments in participating interests.

Interests in joint ventures mainly reflect long-term insurance business operations with the Bank of China in Hong Kong and ICICI in India. Group operating profit included losses of £6m (losses of £5m) incurred by these operations. In August 2004, the Company sold its 15% interest in Life Assurance Holding Corporation Limited and realised a profit on sale of £7m before tax.

86	PRUDENTIAL PLC ANNUAL REPORT 2004

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24.	OTHER FINANCIAL INVESTMENTS

	Cost		Current value

	2004	2003	2004	2003
	£m	£m	£m	£m

Shares and other variable yield securities and units in unit trusts	25,017	23,987	38,426	34,877
Debt securities and other fixed income securities – carried at market value	45,373	43,169	47,319	44,586
Debt securities and other fixed income securities – carried at amortised cost	19,529	20,093	19,431	20,005
Loans secured by mortgages	2,742	2,783	2,802	2,815
Loans to policyholders secured by insurance policies	707	716	707	716
Other loans	67	84	83	100
Deposits with credit institutions	6,125	4,088	6,125	4,088
Other investments	2,174	1,935	2,369	2,032

Total	101,734	96,855	117,262	109,219

Amounts included in the above relating to listed investments were:
Shares and other variable yield securities and units in unit trusts			37,429	33,584
Debt securities and other fixed income securities – carried at market value			39,046	37,351
Debt securities and other fixed income securities – carried at amortised cost			15,022	17,322

Total			91,497	88,257

Consistent with the Group’s accounting policy set out on page 69, amortised cost has been applied as current value for certain fixed income securities. Where appropriate, the current value of such investments has been reduced to impaired value.

The market value of debt securities and other fixed income securities carried at amortised cost was £20,426m (£21,202m). All debt securities carried at amortised cost are held by long-term business operations.

For those debt securities and other fixed income securities carried at amortised cost where the maturity value exceeded purchase price, the unamortised difference at the year end was £134m (£199m). For securities carried at amortised cost where the purchase price exceeded maturity value, the unamortised difference at the year end was £388m (£360m).

25.	ASSETS HELD TO COVER LINKED LIABILITIES
	Cost		Current value

	2004	2003	2004	2003
	£m	£m	£m	£m

Assets held to cover linked liabilities	20,524	18,621	23,830	19,921

Current value includes £5,218m (£4,537m) in respect of managed funds.

26. TANGIBLE ASSETS
			2004	2003
			£m	£m

Cost:
Balance at beginning of year			450	460
Exchange movement			(12)	(17)
Additions			49	65
Disposals			(17)	(58)

Balance at end of year			470	450

Depreciation:
Balance at beginning of year			(266)	(264)
Exchange movement			6	11
Provided during year			(65)	(64)
Disposals			10	51

Balance at end of year			(315)	(266)

Net book value at end of year			155	184

Net book value at beginning of year			184	196

PRUDENTIAL PLC ANNUAL REPORT 2004	87

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

27. PRESENT VALUE OF ACQUIRED IN-FORCE LONG-TERM BUSINESS
	2004	2003
	£m	£m

Balance at beginning of year	108	133
Exchange movement	(5)	(7)
Amortisation:
Pre-tax	(25)	(26)
Tax	8	8

Net	(17)	(18)

Balance at end of year	86	108

The balance at beginning of year comprises cost of £256m (£272m) less accumulated amortisation of £103m (£82m) and tax of £45m (£57m).

28.	SHARE CAPITAL AND SHARE PREMIUM
The authorised share capital of the Company is £170m (divided into 3,000,000,000 ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20m (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and €20m (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued. A summary of the ordinary shares in issue is set out below:

		Share	Share
		capital	premium
	Number of	2004	2004
Issued shares of 5 pence each fully paid	shares	£m	£m

At beginning of year	2,009,176,830	100	553
Shares issued under Rights Issue, net of expenses	339,011,347	17	1,004
Shares issued under share option schemes	567,121	–	1
Shares issued in lieu of cash dividends	26,637,722	2	116
Transfer to retained profit in respect of shares issued in lieu of cash dividends			(116)

At end of year	2,375,393,020	119	1,558

In October 2004, the Company announced a 1 for 6 Rights Issue at 308 pence per new share. The Rights Issue raised £1,044m and issue expenses were £23m.

At 31 December 2004 there were options subsisting under share option schemes to subscribe for 13,254,966 (15,788,315) shares at prices ranging from 266 pence to 723 pence (266 pence to 723 pence, as restated to take account of the 2004 Rights Issue) and exercisable by the year 2011 (2010).

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. In 2004 the Company purchased 1.0m shares in respect of employee incentive plans at a cost of £4m. At 31 December 2004, 10.6m Prudential plc shares with a market value of £48m were held in such trusts. This was also the maximum number held at any time during the year. Of this total, 5.4m shares were held by trusts under employee incentive plans. The cost of acquiring Prudential plc shares held in these trusts of £42m (£38m) has been shown as a deduction from shareholders' funds.

In addition, 5.2m shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 277 pence.

88	PRUDENTIAL PLC ANNUAL REPORT 2004

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29.	INVESTMENTS OF THE COMPANY

	Shares in	Loans to
	subsidiary	subsidiary
	undertakings	undertakings
	2004	2004
	£m	£m

At beginning of year	4,000	2,526
Transfer from other subsidiary undertaking	608	–
Investment in subsidiary undertaking	1,021	–
Exchange rate movements	–	(13)
Net repayment of loans	–	(351)
Provision against loans	–	(33)

At end of year	5,629	2,129

30.	PROFIT OF THE COMPANY
The profit of the Company for the year was £124m (£186m). After dividends of £361m (£320m) and a transfer from the share premium account of £116m (£27m) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2004 amounted to £848m (£969m).

31.	SUBSIDIARY UNDERTAKINGS
The principal subsidiary undertakings of the Company at 31 December 2004, all wholly owned except Egg Banking plc and PCA Life Assurance Company Limited were:

	Main activity	Country of incorporation

The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc*	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited*	Insurance	Taiwan

* Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales. Egg Banking plc is a subsidiary of Egg plc, a listed subsidiary of the Company. The ordinary shares of Egg plc, of which there is only one class, are 78% owned by the Company, 1% owned by other companies within the Prudential Group and 21% owned by shareholders external to the Prudential Group. At 31 December 2004, the ordinary shares of PCA Life Assurance Company Limited were 97% owned by the Company. In February 2005 this increased to 99%.

PRUDENTIAL PLC ANNUAL REPORT 2004	89

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

32.	BORROWINGS
			Amounts owed to
	Long-term loans		credit institutions		Other borrowings		Total

	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Core structural borrowings of shareholder financed operations:
Holding company and finance subsidiaries:
US$250m 7.125% Bonds 2005^	130	140					130	140
£150m 9.375% Guaranteed Bonds 2007	150	150					150	150
£250m 5.5% Bonds 2009^	250	250					250	250
€500m 5.75% Subordinated Notes 2021^ (note (i))	351	349					351	349
£300m 6.875% Bonds 2023^	300	300					300	300
£250m 5.875% Bonds 2029^	250	250					250	250
£435m 6.125% Subordinated Notes 2031^†	426	426					426	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities^† (note (ii))	512	547					512	547
US$250m 6.75% Perpetual Subordinated Capital Securities^†	126	–					126	–
Floating Rate Guaranteed Unsecured Notes 2004					–	21	–	21
€20m Medium Term Subordinated Notes 2023^ (note (iii))	14	14					14	14
Commercial paper 2005^					171	–	171	–
Jackson National Life:
US$250m 8.15% Surplus Notes 2027	130	140					130	140
Currency translation net asset on swap transactions					(13)	(20)	(13)	(20)

Total core structural borrowings of shareholder financed operations	2,639	2,566			158	1	2,797	2,567
Other borrowings of shareholders’ funds:
Bank loans and overdrafts			17	16			17	16
Obligations under finance leases			2	3			2	3
Commercial paper 2005^ (note (iv))					1,057	1,041	1,057	1,041
Medium Term Notes (note (iv))					9	10	9	10
Currency translation net liability on swap transactions (note (iv))					13	23	13	23
Non-recourse borrowings of investment subsidiaries managed by PPM America (note (v))			128	153	55	61	183	214
Egg debenture loans (note (vi)):
£250m 7.5% Subordinated Notes 2013	249	249					249	249
£200m 6.875% Subordinated Notes 2021	202	202					202	202
Other borrowings of long-term business operations:
Scottish Amicable Finance plc (note (vii)):
£100m 8.5% Undated Subordinated
Guaranteed Bonds	100	100					100	100
Bank loans and overdrafts			44	20			44	20

Total borrowings	3,190	3,117	191	192	1,292	1,136	4,673	4,445

^ Borrowings issued by the holding company. The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the holding company.

† Net of issue costs.

90	PRUDENTIAL PLC ANNUAL REPORT 2004

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32.	BORROWINGS CONTINUED
			Amounts owed to
	Long-term loans		credit institutions		Other borrowings		Total

	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings are repayable as follows:
Within one year or on demand	130	–	55	46	1,248	1,095	1,433	1,141
Between one and two years	–	140	8	17	–	–	8	157
Between two and five years	400	150	–	–	–	–	400	150
After five years	2,660	2,827	128	129	44	41	2,832	2,997

Total borrowings	3,190	3,117	191	192	1,292	1,136	4,673	4,445

Reconciliation to cash flow statement disclosures (note 35):
Shareholders’ funds	2,960	2,877	147	172	1,292	1,136	4,399	4,185
Long-term business operations	230	240	44	20	–	–	274	260

Total borrowings	3,190	3,117	191	192	1,292	1,136	4,673	4,445

Recorded in the consolidated balance sheet on page 61 as:
Subordinated liabilities	1,429	1,336
Debenture loans	1,761	1,781

	3,190	3,117

(i) The €500m 5.75% borrowings have been swapped into borrowings of £333m with interest payable at 6 month £Libor plus 0.962%.

(ii) Interest on the US$1,000m 6.5% borrowings has been swapped into floating rate payments at 3 month US$Libor plus 0.80%.

(iii) The €20m Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5%). At 31 December 2004 these had been swapped into borrowings of £14m with interest payable at 3 month £Libor plus 1.2%.

(iv) These borrowings support a short-term fixed income securities reinvestment programme.

(v) Non-recourse borrowings issued by investment subsidiaries managed by PPM America include secured senior and subordinated debt. The senior debt is secured on the investments held by the relevant subsidiaries. Interest rates on the senior debt are variable based on a market rate and mostly ranged from 1.57% to 2.38% (1.57% to 2.16%). The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £753m (£943m) pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

(vi) The interests of the holders of the Notes issued by Egg plc as structured debt capital are subordinate to the entitlements of other creditors of that operation. At 31 December 2004, Egg had also issued unsubordinated debt securities totalling £1,807m (£1,423m) and sold securities under agreements to repurchase totalling £131m (£829m) as part of its trading activities.

(vii) The interests of the holders of the Bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund of The Prudential Assurance Company Limited, are subordinate to the entitlements of the policyholders of that fund.

(viii) Jackson National Life has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities under these funding arrangements totalled £2,862m (£3,247m). In addition, Jackson National Life has entered into stocklending arrangements. Obligations under these arrangements totalled £446m (£515m). These amounts are shown on the consolidated balance sheet within creditors.

(ix) Under the terms of the Group’s arrangements with its main UK banker, the bank has a right of set off between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

PRUDENTIAL PLC ANNUAL REPORT 2004	91

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NOTES ON THE FINANCIAL STATEMENTS CONTINUED

33.	CONTINGENCIES AND RELATED OBLIGATIONS
Consistent with FRS 12, ‘Provisions, contingent liabilities and contingent assets’, appropriate provision has been made in the financial statements where the Group has an obligation arising from the events or activities described below where a realistic estimate of the obligation can be made, but not for contingent liabilities.

Litigation
Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavourable outcome in such actions. In addition, Jackson National Life is a defendant in individual actions that involve similar issues.

The Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Pension Mis-Selling Review
In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, (FSA)) subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

Provisions in respect of the costs associated with the review have been included in the change in the long-term business provision in the Group’s profit and loss account and the transfer to or from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision for the years ended 31 December 2004 and 31 December 2003:

	2004	2003
	£m	£m

Balance at beginning of year	530	730
Changes to actuarial assumptions and method of calculation	(32)	(131)
Discount unwind	22	21
Redress to policyholders	(26)	(56)
Payment of administrative costs	(7)	(34)

Balance at end of year	487	530

Every year the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group’s pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The assurance will continue to apply to any policy in force as at 31 December 2003, both for premiums paid before 1 January 2004 and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

92	PRUDENTIAL PLC ANNUAL REPORT 2004

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33.	CONTINGENCIES AND RELATED OBLIGATIONS CONTINUED
Pension Mis-selling Review continued
The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Free Standing Additional Voluntary Contribution Business Review
In February 2000, the FSA ordered a review of Free Standing Additional Voluntary Contribution business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company’s pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company’s AVC scheme. The FSA’s review was to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme were compensated.

The review required companies to identify relevant investors and to contact them with an offer to review their individual case. The Group met the deadline set by the FSA to issue offers to all cases by 31 December 2002. As a result of the review, the Group held a provision of £2m at 31 December 2004.

Mortgage Endowment Products Review
In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into the Scottish Amicable Insurance Fund (SAIF). Provisions of £7m in SAL and £47m in SAIF were held at 31 December 2004 to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders. In addition, Prudential Assurance’s main with-profits fund paid compensation of £16m in respect of mortgage endowment products mis-selling claims and held a provision of £61m at 31 December 2004 to cover further claims. This provision has no impact on the Group’s profit before tax.

Guaranteed Annuities
Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £49m at 31 December 2004 within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £648m was held in SAIF at 31 December 2004 to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

Guarantees and Commitments
Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson National Life to be £10m at 31 December 2004. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

Jackson National Life has commitments for future payments related to equity index call options totalling £8m at 31 December 2004. These commitments are accounted for on a deferred basis and therefore are off-balance sheet. The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities and fall due for payment over the next three years.

Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £157m at 31 December 2004. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2004, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £42m.

The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

PRUDENTIAL PLC ANNUAL REPORT 2004	93

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NOTES ON THE FINANCIAL STATEMENTS
CONTINUED

33.	CONTINGENCIES AND RELATED OBLIGATIONS CONTINUED
Other Matters
Prudential Assurance’s inherited estate
The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of Prudential Assurance’s long-term fund which enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year-to-year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Group believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Group expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

Support of long-term business funds by shareholders’ funds
As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the Fund for Future Appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change, or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund (SAIF), was established within Prudential Assurance’s long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At 31 December 2004, the excess of SAIF assets over guaranteed benefits was £1,836m. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group’s shareholders’ funds having to contribute to SAIF is remote.

34.	ACQUISITIONS AND DISPOSALS
Acquisitions
In November 2004, Jackson National Life entered into an agreement to buy Life Insurance Company of Georgia from ING Groep NV for £137m. The purchase is subject to regulatory approval.

Disposals
In August 2004, the Company sold its interest in Life Assurance Holding Corporation Limited for £41m. After taking into account the carrying value of the investment of £34m at the date of disposal, the profit on sale was £7m before tax.

In October 2004, Jackson National Life sold Jackson Federal Bank for £166m. After taking into account net assets and goodwill totalling £125m at the date of disposal, the profit on sale was £41m before tax. Jackson Federal Bank, which has been treated as discontinued operations in these financial statements, made an operating profit up to the date of disposal of £17m (£22m).

Both of the above investments were held by long-term business funds of the Group. Accordingly the proceeds from these disposals do not feature in the Group's consolidated cash flow statement.

94	PRUDENTIAL PLC ANNUAL REPORT 2004

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35.	CASH FLOW
Reconciliation of Operating Profit to Net Cash Inflow from Operations	2004	2003
	£m	£m

Operating profit before amortisation of goodwill	583	357
Add back interest charged to operating profit	213	189
Adjustments for non-cash items:
Tax on long-term business profits	(195)	(150)
Amounts retained and invested in long-term business operations	(579)	(242)
Increase in net banking business assets	(24)	(223)
Other items	95	157

Net cash inflow from operating activities	93	88

Changes in Investments Net of Financing	2004	2003
	£m	£m

Increase in cash and short-term deposits, net of overdrafts	12	481
Net purchases (sales) of portfolio investments	843	(149)
Increase in loans	(111)	(829)
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	31	151
Share capital issued, net of expenses of £23m (£nil)	(1,140)	(30)

Movements arising from cash flow	(365)	(376)
Investment appreciation, exchange translation and other items	163	(108)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	116	27
Portfolio investments net of financing at beginning of year	(1,998)	(1,541)

Portfolio investments net of financing at end of year	(2,084)	(1,998)

Represented by:
Investments (including short-term deposits)	3,402	2,271
Cash at bank and in hand	431	410
Borrowings	(4,399)	(4,185)
Share capital and share premium	(1,677)	(653)
Cumulative charge to Group profit and loss account reserve in respect of shares issued
to qualifying employee share ownership trust	159	159

	(2,084)	(1,998)

Reconciliation of Investments	2004	2003
	£m	£m

Shareholders’ funds (as above)	3,402	2,271
Long-term business operations	126,227	117,913
Investments in participating interests	26	56

Total investments (per consolidated balance sheet)	129,655	120,240

Reconciliation of Cash
Shareholders’ funds (as above)	431	410
Long-term business operations	984	811

Total cash at bank and in hand (per consolidated balance sheet)	1,415	1,221

Reconciliation of Borrowings
Shareholders’ funds (as above)	4,399	4,185
Long-term business operations	274	260

Total borrowings (note 32)	4,673	4,445

PRUDENTIAL PLC ANNUAL REPORT 2004	95

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STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

select suitable accounting policies and then apply them consistently;

make judgements and estimates that are reasonable and prudent;

state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably available to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

96	PRUDENTIAL PLC ANNUAL REPORT 2004

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INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF PRUDENTIAL PLC

We have audited the financial statements on pages 56 to 95. We have also audited the information on pages 47 to 52 in the directors’ remuneration report that is required to be audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR
The directors are responsible for preparing the Annual Report and the directors’ remuneration report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditor, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 34 to 41 reflects the Company’s compliance with the nine provisions of the 2003 Financial Reporting Council Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

OPINION
In our opinion:

the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and

the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
1 March 2005

PRUDENTIAL PLC ANNUAL REPORT 2004	97

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FIVE YEAR REVIEW

GROUP SUMMARY	2004 £m		2003 £m		2002 £m		2001 £m		2000 £m

Results for the year
Long-term business:
New business:
Single	11,427		8,473		11,802		10,610		9,788
Regular	703		710		707		693		538
Gross premiums written	16,355		13,781		16,669		15,196		14,173
Gross investment product inflows	25,108		22,113		17,392		11,303		6,852
Operating profit before amortisation of goodwill and exceptional items:
Long-term business	612		457		545		664		915
UK fund management	136		83		71		75		90
US broker-dealer and fund management	(14)		(3)		14		16		7
Asia fund management	19		13		6		–		–
UK banking	43		55		27		(88)		(155)
Shareholders’ investment return and other income	44		29		3		51		64
Interest payable on core structural borrowings	(154)		(143)		(130)		(118)		(131)
Corporate expenditure	(83)		(67)		(62)		(63)		(56)

Continuing operations	603		424		474		537		734
Discontinued operations	(20)		(67)		(25)		89		38

Total operating profit (based on long-term investment returns)
before amortisation of goodwill and exceptional items	583		357		449		626		772
Amortisation of goodwill	(97)		(98)		(98)		(95)		(84)
Short-term fluctuations in investment returns	229		91		(205)		(480)		(48)
Profit on business disposals	48		–		355		–		239
Egg France closure cost	(113)		–		–		–		–
Merger break fee	–		–		–		338		–

Profit on ordinary activities before tax (including actual
investment returns)	650		350		501		389		879

Profit after tax and minority interests:
Operating profit (including post-tax long-term investment returns)	408		257		333		466		511
Profit for the year (including post-tax actual investment returns)	428		208		468		395		577

Shareholders’ funds and borrowings
Statutory basis:
Employed in business units	4,651		4,252		4,333		4,087		3,875
Retained centrally	2,297		1,415		1,541		1,728		1,533

	6,948		5,667		5,874		5,815		5,408
Borrowings of holding company and related finance subsidiaries	(2,667)		(2,427)		(2,297)		(1,980)		(1,568)

Total statutory basis capital and reserves	4,281		3,240		3,577		3,835		3,840
Additional achieved profits basis retained profit	4,315		3,765		3,583		4,274		4,885

Achieved profits basis capital and reserves	8,596		7,005		7,160		8,109		8,725

Insurance and investment funds under management (£bn)	187		168		155		163		165

	2004		Restated 2003		Restated 2002		Restated 2001		Restated 2000
Share statistics

Earnings per share:
Based on operating profit after tax and related minority interests
before amortisation of goodwill and exceptional items	19.2	p	12.4	p	16.1	p	22.7	p	25.1	p
Based on profit for the year after tax and minority interests	20.1	p	10.0	p	22.6	p	19.2	p	28.3	p

Dividend per share	15.84	p	15.38	p	25.00	p	24.42	p	23.56	p

Market price at 31 December	453	p	454	p	422	p	765	p	1,036	p

Average number of shares	2,129	m	2,076	m	2,068	m	2,057	m	2,037	m

Comparative figures for earnings per share, dividend per share, market price and average number of shares have been restated to take account of the Rights Issue in 2004. Comparative figures for shareholders' funds have been restated as a result of the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

98	PRUDENTIAL PLC ANNUAL REPORT 2004

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ANALYSIS BY BUSINESS AREA
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

UK and Europe Operations
Long-term business:
New business:
Single	6,357	3,938	5,588	5,348	4,683
Regular	181	190	220	302	284
Gross premiums written	9,186	7,264	8,675	8,395	7,874
Gross investment product inflows	5,845	3,797	3,731	2,276	4,593
Operating profit:
Long-term business	305	256	372	374	425
Investment management	136	83	71	75	90
Banking	43	55	27	(88)	(155)

Total operating profit from continuing operations	484	394	470	361	360

Statutory basis capital and reserves	1,470	1,296	1,305	1,187	1,227
Additional achieved profits basis retained profit	3,162	2,812	2,472	3,268	3,984

Achieved profits basis capital and reserves	4,632	4,108	3,777	4,455	5,211

Insurance and investment funds under management (£bn)	140	125	112	121	129

US Operations
Long-term business:
New business:
Single	4,408	4,053	5,735	4,612	4,830
Regular	12	13	22	22	25
Gross premiums written	4,717	4,369	6,098	5,008	5,223
Gross investment product inflows	418	159	–	–	–
Operating profit (including long-term investment returns):
Jackson National Life	196	143	117	265	454
Broker-dealer and fund management	(14)	(3)	14	16	7

Total operating profit from continuing operations	182	140	131	281	461

Statutory basis capital and reserves	2,362	2,329	2,449	2,498	2,333
Additional achieved profits basis retained profit	234	161	283	319	423

Achieved profits basis capital and reserves	2,596	2,490	2,732	2,817	2,756

Insurance and investment funds under management (£bn)	31	30	32	34	30

Asian Operations
Long-term business:
New business:
Single	662	482	479	650	275
Regular	510	507	465	369	229
Gross premiums written	2,452	2,148	1,896	1,793	1,076
Gross investment product inflows	18,845	18,157	13,661	9,027	2,259
Operating profit before development expenses	126	85	82	44	39
Fund management	19	13	6	–	–
Development expenses	(15)	(27)	(26)	(19)	(3)

Net operating profit	130	71	62	25	36

Statutory basis capital and reserves	819	627	579	402	315
Additional achieved profits basis retained profit	919	792	828	687	478

Achieved profits basis capital and reserves	1,738	1,419	1,407	1,089	793

Insurance and investment funds under management (£bn)	16	13	11	8	6

PRUDENTIAL PLC ANNUAL REPORT 2004	99

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FINANCIAL REVIEW: FRS 27 DISCLOSURE REQUIREMENTS	ADDITIONAL INFORMATION ON LIABILITIES, GUARANTEES AND OPTIONS, AND CAPITAL OF LIFE INSURANCE BUSINESSES

1. BACKGROUND

The Accounting Standards Board (ASB) published FRS 27 ‘Life Assurance’ in December 2004. The implementation of FRS 27 is governed by a Memorandum of Understanding (MoU) agreed between the UK’s leading life assurance companies, the Association of British Insurers, and the ASB. Under the terms of the MoU certain unaudited narrative and numerical disclosures are required to be published in the companies’ Annual Reports.

The information provided in this section of the Financial Review reflects the requirements of Annex 1 of the MoU.

In summary, the requirements address the following areas:

for large UK with-profits life assurance businesses falling within the scope of the Financial Services Authority’s realistic capital regime, memorandum disclosure of liabilities to policyholders determined in accordance with that basis, together with disclosure of the excess of realistic assets over realistic liabilities, is required;

an abridged statement of capital held within life assurance businesses with supporting disclosures; and

information on the assumptions used in the measurement of liabilities and the terms and conditions of options and guarantees relating to life assurance contracts. For those liabilities to policyholders resulting from options and guarantees that are not measured at fair value or on a statistical basis that takes into account all possible outcomes of the option or guarantee additional information is required.

The disclosures in this section of the Financial Review do not form part of the Company’s financial statements and are unaudited.

100	PRUDENTIAL PLC ANNUAL REPORT 2004

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2. TECHNICAL PROVISIONS AND RESERVES Summary of Modified Statutory Basis Technical Provisions (Net of Reinsurance) and Reserves at 31 December 2004
£m

UK and Europe Insurance Operations
With-profits business
Technical provisions:
Prudential Assurance Company (PAC) With-Profits Sub-Fund (WPSF)[1]	49,263
Prudential Annuities Limited[2]	13,623
Scottish Amicable Insurance Fund (SAIF)[3]	11,732
Total technical provisions of the PAC WPSF and SAIF[4]	74,618
Fund for Future Appropriations[5]:
WPSF	14,465
SAIF[3]	1,836
16,301

Total technical provisions and reserves of the PAC WPSF and SAIF	90,919
Shareholder-backed business
Technical provisions:
Prudential Retirement Income Limited[6]	5,978
Non-profit unit-linked business of other subsidiaries	13,587
Other	1,362
Total technical provisions of shareholder-backed business	20,927

Total UK and Europe Insurance Operations	111,846

US Operations
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	471
Deposits on investment contracts	17,832
Guaranteed Investment Contracts	987
Unit-linked (variable annuity) business	5,392
Total US Operations	24,682

Asian Operations
With-profits and other non-linked business[7]	6,143
Fund for Future Appropriations of Asia subsidiaries[5]	385
Unit-linked business	1,713
Total Asian Operations	8,241

Total Group:
Technical provisions and unit-linked liabilities	128,083
Fund for Future Appropriations	16,686
144,769

1. Includes inwards reassurance of all with-profits business written in the UK and Europe by other Group companies. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-Fund.

2. Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

3. The Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred from the Scottish Amicable Life Assurance Society to PAC in 1997. No new business is written in the sub-fund. The sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies.

4. Excluding technical provisions of the Hong Kong branch of PAC.

5. The Fund for Future Appropriations (FFA) represents the excess of assets over policyholder liabilities for with-profits funds and which has yet to be allocated between policyholders and shareholders. The SAIF FFA is wholly attributable to SAIF policyholders but has yet to be allocated.

6. Wholly-owned shareholder subsidiary that writes annuity business.

7. Including technical provisions of the Hong Kong branch of PAC.

PRUDENTIAL PLC ANNUAL REPORT 2004	101

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FINANCIAL REVIEW: FRS 27 DISCLOSURE REQUIREMENTS CONTINUED

3. UNITED KINGDOM AND EUROPE INSURANCE OPERATIONS Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities. These products are written primarily in:

Beyond the generic guarantees described above there are very few explicit options or guarantees such as of minimum investment returns, surrender values or annuity at retirement and any granted have generally been at very low levels.

Valuation of the generic with-profits and other explicit guarantees of the WPSF and SAIF is required by the FSA’s new realistic capital regime, which applies from 31 December 2004, as also described below.

3(b) Annuity Business
Prudential’s conventional annuities include level, fixed-increase and Retail Prices Index (RPI) annuities. They are mainly written within the subsidiaries Prudential Annuities Limited and Prudential Retirement Income Limited, but there are some annuity liabilities in the WPSF and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time.

Policyholders select an anticipated bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

The long-term business provision for these companies is based on the FSA regulatory solvency basis. The valuation is then modified for MSB reporting purposes to remove certain of the margins for prudence within the assumptions and contingency reserves, both of which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

The technical provisions are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rate used for discounting claim payments is derived from the yield on the assets held with an allowance for default and mismatching risk. At 31 December 2004 the interest rates applied ranged from 1.5% to 5.0%. The mortality assumptions, which vary by age and gender, are differentiated between those applicable for group and individual business.

3(c) Scottish Amicable Insurance Fund
 The Scottish Amicable Insurance Fund (SAIF) is a ring-fenced sub-fund of the PAC long-term fund and was formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although one of three separate sub-funds of the PAC long-term fund, namely the With-Profits Sub-Fund, the Scottish Amicable Insurance Fund, and the non-profit sub-fund;

Prudential Annuities Limited, which is owned by the PAC With-Profits Sub-Fund;

Prudential Retirement Income Limited, a shareholder owned subsidiary; or

other shareholder backed subsidiaries writing mainly non-profit unit-linked business.

3(a) With-Profits Products and PAC With-Profits Sub-Fund
Within the balance sheet of UK and Europe Insurance Operations there are technical provisions of £49.3bn and a Fund for Future Appropriations of £14.5bn that relate to the With-Profits Sub-Fund (WPSF). The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90% to its policyholders and 10% to shareholders as surplus for distribution is determined via the annual actuarial valuation.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

When determining policy payouts, including final bonuses, Prudential considers policyholders’ reasonable expectations, the need to smooth claim values and payments from year-to-year and competitive considerations, together with ‘asset shares’ for specimen policies. Asset shares broadly reflect the value of premiums paid plus the investment return on the assets notionally attributed to the policy, less the other items to be charged such as expenses and the cost of the life insurance cover.

For many years, UK with-profits product providers, such as Prudential, have been required by law and regulation to consider the reasonable expectations of policyholders in setting bonus levels. This concept is established by statute but is not defined. However, it is defined within the regulatory framework which also now contains an explicit requirement to treat customers fairly.

The technical provisions reported under the modified statutory basis of accounting for the WPSF are primarily for two broad types of business. These are accumulating with-profits and conventional with-profits (and other protection type policies). The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA’s rules for the determination of regulatory reporting reserves. Details of the process for setting assumptions and determination of liabilities, together with the particularly sensitive assumptions are set out in note 3 to the financial statements.

The WPSF held a provision of £49m at 31 December 2004 to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

102	PRUDENTIAL PLC ANNUAL REPORT 2004

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they are entitled to investment management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have Market Value Reduction (MVR)-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4% per annum.

With the exception of certain guaranteed annuity products, SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £648m was held in SAIF at 31 December 2004 to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ funds.

3(d) Unit-Linked and Other Non-Profit Business
Prudential UK and Europe Insurance Operations also have an extensive book of unit-linked policies of varying types and provides a range of other non-profit business such as stakeholder, credit life and non-life long-term contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

3(e) Impact of FSA Realistic Capital Regime on the PAC With-Profits Fund
The amounts shown in the consolidated balance sheet for technical provisions and Fund for Future Appropriations for with-profits business of the PAC with-profits fund i.e. the WPSF and SAIF have been determined in accordance with the modified statutory basis of accounting. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied for many years, and which effectively constitutes the Peak 1 basis under the new FSA regime.

The FSA’s Peak 2 calculation under the new realistic regime, which comes fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities to be calculated as:	with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs.

The assumptions used in the stochastic models are calibrated to produce risk free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group but are also market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, MVR and investment policy the Company employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Company retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with our management policy for with-profits funds and our disclosures in the publicly available Principles and Practices of Financial Management.

3(f) FRS 27 Basis of Reporting the Financial Position of UK Regulated With-Profits Funds
The Peak 2 approach underpins the changed requirements of FRS 27, which the Group will adopt in 2005, as part of the implementation of International Financial Reporting Standards (IFRS) basis reporting.

Under FRS 27, the main changes that are required for UK with-profits funds are:

de-recognition of deferred acquisition costs and related deferred tax;

inclusion on the FSA Peak 2 basis of the value of in-force non-participating business written by the WPSF and SAIF; and

replacement of modified statutory basis liabilities for with-profits business with adjusted realistic basis liabilities.

Adjusted realistic liabilities represent the Peak 2 realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for shareholders’ share of the future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

a with-profits benefits reserve (WPBR); plus	Applying this methodology the accounting position for the PAC with-profits fund (including the Hong Kong branch and SAIF) at 31 December 2004 is estimated to be as follows:

future policy related liabilities (FPRL); plus

the realistic current liabilities of the fund.	Realistic liabilities £69.0bn
The realistic liabilities of the WPSF and SAIF comprise:
The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections the estimated realistic value of with-profits liabilities for the purposes of FSA regulatory returns; less the estimated shareholders’ share of future bonuses contained within that estimated regulatory basis liability; plus current liabilities.

Consistent with the regulatory basis of presentation, liabilities of non-participating business are not included.

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FINANCIAL REVIEW: FRS 27 DISCLOSURE REQUIREMENTS CONTINUED

Excess of £8.9bn of realistic assets over realistic liabilities
This excess has been determined on the accounting basis described above. For the avoidance of doubt, it has not been calculated on the same basis as the regulatory basis free assets referred to on page 21.

The principal reconciling items between the excess of £8.9bn and the £5bn referred to on page 21 are the shareholders’ share of future bonuses on WPSF policies and excess assets held within SAIF.

4. US OPERATIONS
4(a) Products and Guarantees
Jackson National Life (JNL) provides long-term savings and retirement products to retail and institutional customers throughout the US. JNL offers individual fixed annuities, equity-indexed annuities, immediate annuities, variable annuities, life insurance and institutional products.

Fixed annuities
Interest sensitive annuities
In 2004, interest sensitive fixed annuities accounted for 41% of policyholder reserves of JNL. Interest sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of an interest sensitive fixed annuity pays JNL a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. JNL makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.

The policy provides that at JNL’s discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5% to 5.5% depending on the date of issue, with 73% of the fund at 3% or less at 31 December 2004. The average guarantee rate is 3.3%.

Approximately 22% of the interest-sensitive fixed annuities JNL wrote in 2004 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Equity indexed annuities
Equity indexed annuities account for 6% of JNL’s policyholder reserves at 31 December 2004. Equity indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity linked return but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 3%.

JNL hedges the equity return risk on equity indexed products by purchasing futures and options on the relevant index. The cost of these hedges is taken into account in setting index participation rates. JNL bears the investment and surrender risk on these products.
Immediate annuities
At 31 December 2004, immediate annuities accounted for 2% of JNL’s policyholder reserves. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then JNL’s primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable annuities
At 31 December 2004, variable annuities (VA) accounted for 26% of JNL’s policyholder reserves. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and equity-indexed fixed annuities.

The primary difference between variable annuities and interest sensitive or equity indexed fixed annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk in the fixed account is borne by JNL through guaranteed minimum fixed rates of return. At 31 December 2004, approximately 26% of variable annuity funds were in fixed accounts.

JNL issues variable annuity contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)).

Life insurance
JNL’s life insurance products accounted for 10% of JNL policyholder reserves at 31 December 2004. The products offered include term life insurance and interest sensitive life insurance.

Institutional products
JNL’s institutional products consist of guaranteed investment contracts (GICs), funding agreements, and medium term note funding agreements. At 31 December 2004 institutional products accounted for 15% of JNL’s policyholder reserves.

Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

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Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. JNL agree to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 2% of JNL total policyholder reserves.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess rateably over the accumulation period based on total expected assessments. At 31 December 2004, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4% and assumptions for lapse, mortality and expense that are the same as those used in amortisation of capitalised acquisition costs.

The GMIB liability is determined each period end by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess rateably over the accumulation period based on total expected assessments.

JNL regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability at 31 December 2004 are consistent with those used for calculating the GMDB liability.

The GMWB liabilities are recognised currently as accumulated charges for the benefit. This benefit has been issued since 2003 and both charges to date and projected excess benefits are minimal at 31 December 2004.

With the exception of the GMDB, GMIB and GMWB features of variable annuity contracts the financial guarantee features of JNL’s contracts are, in most circumstances, not explicitly valued under the standard US GAAP basis of calculation, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

For traditional life insurance contracts, reserves for future policy benefits are determined under FAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviation.

5. ASIAN OPERATIONS
5(a) Technical Provisions
At 31 December 2004, the aggregate UK GAAP carrying value of technical provisions (net of reinsurance) for Asian Operations was some £7.9bn as follows:

Medium term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC rule 144A). Through the funding agreements, JNL agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

4(b) Process for Setting Assumptions and Determining Liabilities
Under the Modified Statutory Basis of reporting, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the local basis of provisioning. In the case of JNL, except for adjustments for certain items, the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US Generally Accepted Accounting Principles (US GAAP). The exceptions are for equity-indexed annuities, VA GMWB benefits, and VA GMIB benefits. Equity-indexed annuities include embedded derivatives that are supported by equity call options, both of which are valued at fair value under US GAAP, but are held at amortised cost under MSB. VA GMWB and reinsurance of GMIB are held at fair value under US GAAP, but are recognised as a portion of accumulated assessments related to expected excess benefits under MSB.

Under US GAAP investment contracts are accounted for by applying in the first instance a retrospective deposit method to determination of the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

any amounts that have been assessed to compensate the insurer for services to be performed over future periods (i.e. deferred income);

any amounts previously assessed against policyholders that are refundable on termination of the contract; and
		£m
any probable future loss on the contract (i.e. premium deficiency).

Profit recognition is determined by amortisation of capitalised acquisition costs over the life of the book of contracts at a constant rate based on estimated gross profit amounts expected to be realised over this period. In determining these estimated gross profits assumptions are made as to lapse and mortality rates, expenses, investment returns and policy crediting rates.

Variable annuity contracts written by JNL may, as described above, provide for GMDB, GMIB and GMWB. In general terms liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.	Singapore	2,967
	Hong Kong	1,717
	Taiwan	1,451
	Japan	666
	Malaysia	507
	Other countries	548

	Total	7,856

	This amount covers a range of with-profits, unit-linked and non-participating contracts.

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FINANCIAL REVIEW:
FRS 27 DISCLOSURE REQUIREMENTS
CONTINUED

5(b) Products	Interest rate guarantees
The life insurance products offered by Prudential Corporation Asia include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. Prudential Corporation Asia also offers health, disability, critical illness and accident coverage to supplement its core life products.	It is common in Asia for regulations or market driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The terms and conditions of the contracts written in Prudential Corporation Asia’s operations, and in particular the product’s options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, Prudential Corporation Asia’s participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. Prudential Corporation Asia’s non-participating term, whole life and endowment products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection: the cash value of the policy depends on the value of the underlying unitised funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

5(c) Guarantees
Subject to local market circumstances and regulatory requirements, the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment linked products have the lowest level of guarantee if indeed they have any.

Product guarantees in Asia can be broadly classified into four main categories, namely: Premium Rate; Cash Value and Interest Guarantees; Policy Renewability; and Convertibility Options. Cash value and interest rate guarantees are of three types:

The most significant book of non-participating business in Prudential Corporation Asia is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis.

These contracts have an expected average duration of some 25 years and the UK GAAP carrying value of the liabilities is some £1.1bn.

As explained below the method for determining liabilities for UK GAAP purposes for some Asian operations is based on US GAAP principles and this method applies to these contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are insufficient.

On the US GAAP basis the calculations are deterministic, that is to say based off a single set of projections, and expected long-term rates of return are applied.

The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender.

5(d) Process for Setting Assumption and Determining
MSB Liabilities
The future policyholder benefit provisions for Asian businesses in the Group’s modified statutory basis accounts are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Additional details are shown in note 3 to the financial statements.

Maturity values
Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed in participating products;

Surrender values
Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested; and

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6. CAPITAL POSITION STATEMENT
6(a) Reconciliation of Group Modified Statutory Basis Shareholders' Funds at 31 December 2004 to Available Capital on Local Regulatory Bases in the Group’s Life Assurance Businesses
£bn

Group shareholders' funds	4.3
less: shareholders' funds of non-insurance and other operations	(0.3)
add: Fund for Future Appropriations (per published balance sheet i.e. Peak 1 basis)	16.7
add: subordinated debt of SAIF and JNL	0.2
less: adjustments to restate these amounts on to a regulatory basis (including Peak 2 basis for WPSF and SAIF)	(12.0)

Total available capital in the life assurance business on local regulatory bases to meet local regulatory requirements	8.9

Distributed as
United Kingdom and Europe:
PAC: available capital of with-profits funds (including Hong Kong branch and SAIF) on the Peak 2 realistic basis*	6.0
Other UK subsidiaries	0.5

6.5
Jackson National Life	1.8
Asian Operations	0.6

Total available capital on local regulatory bases to meet local regulatory requirements	8.9

*In determining available capital for the PAC WPSF, realistic liabilities reflect the regulatory Peak 2 basis inclusive of shareholders’ share of future bonuses. In addition to the WPSF and SAIF, the PAC long-term fund includes the PAC Non-Participating Sub-Fund (NPSF). The available capital of the NPSF is subsumed within the Peak 1 basis available capital of the aggregate PAC long-term fund.

6(b) Basis of Preparation and Capital Requirements
Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

UK and Europe Insurance Operations
PAC WPSF and SAIF
In common with other large UK regulated with-profits funds PAC is required to hold capital equivalent to the greater of their regulatory requirement (based on EU Directives) (i.e. the regulatory peak) and the new FSA basis calculation of expected liabilities (i.e. the realistic peak).

Available capital of the WPSF and SAIF of £6.0bn represents the excess of assets over liabilities on the regulatory realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses.

The regulatory basis version of realistic available capital of £6.0bn is shown before deduction of the risk capital margin (RCM) which is estimated to be £1.8bn at 31 December 2004.

The FSA’s basis of setting the RCM is to target at a level broadly equivalent to a Standard & Poor’s credit rating of BBB and of judging this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk credit risk and termination risk for with-profits policies.

Other UK subsidiaries
The available capital of £0.5bn reflects the excess of regulatory basis assets over liabilities, before deduction of the capital resources requirement of £0.3bn.

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

Jackson National Life
The regulatory framework for Jackson National Life (JNL) is governed by the requirements of the US National Association of Insurance Commissioners (NAIC) approved risk based capital standards. Under the requirements, life insurance companies report on a formula based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

The available capital of JNL shown above of £1.8bn reflects US regulatory basis assets less liabilities after setting aside reserves for asset valuation and interest maintenance. The asset valuation reserve is designed to provide for future credit-related losses on fixed income securities and losses on equity investments. The interest maintenance reserve is designed by state regulators to defer recognition of non-credit related realised capital gains and losses.

JNL’s risk based capital ratio equates to 4.3 times the NAIC Company Action Level Risk Based Capital.

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FINANCIAL REVIEW: FRS 27 DISCLOSURE REQUIREMENTS CONTINUED

Asian Operations
The available capital shown above of £0.6bn represents the excess of regulatory basis assets over liabilities before deduction of required capital of £0.2bn. These amounts have been determined applying the local regulations in each of the operations.

At the country level, the Group’s businesses in Asia are subject to comprehensive and supervisory schemes in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For other material operations the details of the basis of determining regulatory capital and requirements are as follows:

Singapore
A new risk-based regulatory framework was introduced at the start of 2005 to replace the previous framework that used a net premium approach.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

From 1 January 2005, capital requirements are determined using a risk-based capital approach.

Taiwan
Basic policy reserves are determined using a net premium method. Both mortality and interest rates are specified. For more recent issues, the valuation rate of interest has been linked to the prevailing market rate on 10-year government bonds.

Solvency capital is determined using a risk-based capital approach.

Japan
Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

With regard to solvency, the adjusted solvency capital assets of the company must exceed 200% of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

Malaysia
Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than 4%).

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

The capital requirement is determined as 4% of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of RM100m.	Group capital requirements
In addition to the requirements at individual company level, FSA requirements under the Insurance Groups Directive for 2004 and Financial Groups Directive apply additional prudential requirements for the Group as a whole, as discussed on page 20.

6(c) Transferability of Available Capital
For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’ – the excess of assets over liabilities in the long-term fund determined through a formal valuation – may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables the company to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency, and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson National Life (JNL), capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently JNL is rated AA. JNL can pay dividends on its capital stock only out of earned surplus. Dividends which exceed the greater of 10% of JNL’s statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Group’s Singapore and Malaysian businesses may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

6(d) Sensitivity to Changed Market Conditions and Capital Management Policies
Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, the US and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, the US and Asian regulators.

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A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour, under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund’s policy on management actions, including bonus and investment policy continue to be set in order that they are consistent with the available capital and the targeted risk of default.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by JNL for its interest-sensitive and equity-indexed fixed annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios and best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

6(e) Intra-Group Arrangements in Respect of SAIF
Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. At 31 December 2004, the excess of SAIF assets over guaranteed benefits, accounted for as the SAIF FFA on the modified statutory basis, was £1.8bn. Due to the quality and diversity of the assets in SAIF, the excess of assets stated above, and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund, or the Group’s shareholders’ funds under its obligation to maintenance of the capital position of long-term funds generally, having to contribute to SAIF is remote.

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RISK FACTORS

The International Organisation of Securities Commissions (IOSCO) has recommended that annual reports of publicly held companies include a section on risk factors which discusses inherent risks in the business and trading environment. The US Securities and Exchange Commission (SEC) requires listed companies to disclose prominently risk factors that are specific to the companies or their industries in their annual reports on Form 20-F filed with the SEC. The EU Prospectus Directive (due to be implemented by mid-2005) also requires disclosure of risk factors. Prudential has therefore decided voluntarily to follow this recommendation and to include in the Annual Report a description of risk factors; a similar description will be included in Prudential’s US annual report on Form 20-F.

A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, and administration and acquisition expense.

The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified on the inside back cover of the Annual Report.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.
Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns.

In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in Jackson National Life expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that Jackson National Life is required to pay under the contracts, and the rate of return it is able to earn on its general account investments to support the obligations under the contract. Declines in spread from these products or other spread businesses that Jackson National Life conducts could have a material impact on its businesses or results of operations.

For some non unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan, Korea and Japan where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated.

In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns which can change the level of demand for Prudential’s products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults in fixed interest corporate bonds, and may continue to affect the business unless conditions improve. In addition, falling investment returns could impair Prudential’s operational capability, including its ability to write significant volumes of new business.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.
Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US, Asia and Europe, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholder funds). The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the consolidated statement of total recognised gains and losses.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates.
Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, these changes include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the UK the FSA’s depolarisation reforms and the rules relating to stakeholder products could have a significant effect on the types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders’ return on with-profits business.

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Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

The EU Insurance Groups Directive, which was implemented in the UK in 2001, together with the Financial Group’s Directive (FGD), which became effective from 1 January 2005, require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The EU is also currently reviewing future solvency requirements (the Solvency II review). The implementation of these directives leads to Prudential being required to maintain a somewhat higher amount of capital at the Group level than necessary in respect of some of its businesses. The FGD parent company solvency requirements have to be complied with continuously starting 1 January 2005, with the result that Prudential needs to maintain an appropriate amount of capital at the parent company level to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in the credit quality of the Group’s bond portfolios and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group’s solvency position.

Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers.
Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential’s business and operations and which are typical of the business it operates such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential’s future performance could be affected by an unfavourable outcome in these matters.

Prudential’s businesses are conducted in highly competitive environments and Prudential’s continued profitability depends on its management’s ability to respond to these pressures.
The markets for the UK, the US and Asian financial services are highly competitive, with several factors affecting Prudential’s ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Within the UK, Prudential’s principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

Jackson National Life’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. Jackson National Life’s principal life insurance company competitors in the US include AIG, Allstate Financial, Allianz Life of North America, AXA Financial Inc, Hartford Life Inc., ING, John Hancock, Lincoln National Corporation and Met Life.

Within Asia, the Group’s main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.
Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings

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RISK FACTORS
CONTINUED

are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations.

On 20 December 2002, Moody’s downgraded the financial strength rating of the Prudential Assurance Company’s (PAC) long-term fund from Aaa (on review for possible downgrade) to Aa1 (stable outlook). On 29 January 2003, Standard & Poor’s downgraded the financial strength rating of PAC’s long-term fund from AAA (negative outlook) to AA+ (stable outlook). Prudential believes the downgrades that it, and the rest of the UK insurance industry, experienced have not to date had a discernible impact on its performance.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s and AA– (negative outlook) by Standard & Poor’s.

Prudential’s short-term debt is rated as P-1 by Moody’s and A1+ by Standard & Poor’s.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.
Operational risks are present in all of Prudential’s business, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including certain UK processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2004 or subsequently which have caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.
Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations.

For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. As part of its pension annuity pricing and reserving policy, Prudential assumes that current rates of mortality continuously improve over time. Annuity mortality assumptions were revised in 2003 to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigations (CMI) medium cohort table as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential’s results of operations could be adversely affected.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.
Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of debt and commercial paper.

Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

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ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION	YEAR ENDED 31 DECEMBER 2004

RESULTS ANALYSIS BY BUSINESS AREA
			Restated
		2004	2003
	Note	£m	£m

UK and Europe Operations
New business	8	220	166
Business in force	9	230	193

Long-term business		450	359
M&G		136	83
Egg*		43	55

Total*		629	497

US Operations
New business	8	156	148
Business in force*	9	161	49

Long-term business*		317	197
Broker-dealer and fund management		(14)	(3)

Total*		303	194

Asian Operations
New business	8	312	291
Business in force	9	69	74

Long-term business		381	365
Fund management		19	13
Development expenses		(15)	(27)

Total		385	351

Other Income and Expenditure
Investment return and other income		44	29
Interest payable on core structural borrowings		(154)	(143)
Corporate expenditure:
Group Head Office		(54)	(43)
Asia Regional Head Office		(29)	(24)

Total		(193)	(181)

Operating profit from continuing operations before amortisation of goodwill*		1,124	861

*The results for Egg and Jackson National Life exclude the results of discontinued operations as set out below:

Egg France		(37)	(89)
Jackson Federal Bank		17	22

Operating loss from discontinued operations before amortisation of goodwill		(20)	(67)

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SUMMARISED CONSOLIDATED PROFIT AND	YEAR ENDED 31 DECEMBER 2004
LOSS ACCOUNT – ACHIEVED PROFITS BASIS

		2004	2003
	Note	£m	£m

Operating profit before amortisation of goodwill
UK and Europe Insurance Operations		450	359
M&G		136	83
Egg – continuing operations		43	55
– discontinued operations		(37)	(89)

UK and Europe Operations		592	408
US Operations – continuing operations		303	194
– discontinued operations		17	22
Asian Operations		400	378
Other Income and Expenditure (including Asia development expenses)		(208)	(208)

Operating profit before amortisation of goodwill†		1,104	794
Analysed as:
Operating profit from continuing operations		1,124	861
Operating loss from discontinued operations		(20)	(67)
Amortisation of goodwill		(97)	(98)
Short-term fluctuations in investment returns	10	679	682
Effect of changes in economic assumptions	11	(100)	(540)
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals		48	–
Egg France closure cost		(113)	–

Profit on ordinary activities before tax (including actual investment returns)		1,521	838
Tax	12	(485)	(355)

Profit for the financial year before minority interests		1,036	483
Minority interests		10	2

Profit for the financial year after minority interests		1,046	485
Dividends		(362)	(320)

Retained profit for the financial year		684	165

† Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this achieved profits basis supplementary information.

EARNINGS PER SHARE –	YEAR ENDED 31 DECEMBER 2004
ACHIEVED PROFITS BASIS

				Restated
	Note	2004		2003

Based on operating profit after tax and related minority interests before amortisation
of goodwill of £791m (£527m)	5	37.2	p	25.4	p

Based on profit for the financial year after minority interests of £1,046m (£485m)	5	49.1	p	23.4	p

Earnings per share for 2003 have been restated to take account of the Rights Issue in 2004.

STATEMENT OF TOTAL RECOGNISED GAINS	YEAR ENDED 31 DECEMBER 2004
AND LOSSES – ACHIEVED PROFITS BASIS

	2004	2003
	£m	£m

Profit for the financial year after minority interests	1,046	485
Exchange movements, net of related tax of £12m (£18m)	(229)	(348)

Total recognised gains relating to the financial year	817	137

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RECONCILIATION OF MOVEMENT IN	YEAR ENDED 31 DECEMBER 2004
SHAREHOLDERS’ CAPITAL AND RESERVES –
ACHIEVED PROFITS BASIS

			Restated
		2004	2003
	Note	£m	£m

Total recognised gains relating to the financial year		817	137
Proceeds from Rights Issue, net of expenses		1,021	–
Other new share capital subscribed		119	30
Dividends		(362)	(320)
Consideration paid for own shares*		(4)	(3)
Movement in cost of own shares*		–	1

Net increase (decrease) in shareholders’ capital and reserves*	14	1,591	(155)

Shareholders’ capital and reserves, at beginning of year:
As originally reported		7,043	7,196
Prior year adjustment on implementation of UITF 38		(38)	(36)

As restated		7,005	7,160

Shareholders’ capital and reserves at end of year	14	8,596	7,005

*The 2003 figures for these lines have been restated as a result of the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

SUMMARISED CONSOLIDATED BALANCE	31 DECEMBER 2004
SHEET – ACHIEVED PROFITS BASIS

			Restated
		2004	2003
	Note	£m	£m

Total assets less liabilities, excluding insurance funds*		149,050	136,346
Less insurance funds
Technical provisions, net of reinsurers’ share		128,083	120,449
Fund for future appropriations*		16,686	12,657
Less shareholders’ accrued interest in the long-term business		(4,315)	(3,765)

		140,454	129,341

Total net assets*	13	8,596	7,005

Share capital		119	100
Share premium		1,558	553
Statutory basis retained profit*		2,604	2,587
Additional achieved profits basis retained profit		4,315	3,765

Shareholders’ capital and reserves*	13	8,596	7,005

*The 2003 figures for these lines have been restated as a result of the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

The supplementary information on pages 113 to 124 was approved by the Board of directors on 1 March 2005.

SIR DAVID CLEMENTI	JONATHAN BLOOMER
CHAIRMAN	GROUP CHIEF EXECUTIVE

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

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NOTES ON THE ACHIEVED PROFITS BASIS
SUPPLEMENTARY INFORMATION

1.	BASIS OF PREPARATION OF RESULTS
The achieved profits basis results include the results of the Group’s long-term business operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations including banking and fund management business. The achieved profits basis results for long-term business for 2004 and 2003 have been prepared in accordance with the guidance issued by the Association of British Insurers (ABI) in December 2001 ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’. The information is supplementary to the financial statements on pages 56 to 95.

2.	METHODOLOGY
The achieved profits basis results incorporate best estimate assumptions of future rates of investment return, proprietor’s spread (in the case of Jackson National Life), policy discontinuances, mortality, expenses, expense inflation, taxation, bonus rates, surrender and paid up bases, and statutory valuation bases. In adopting these assumptions, account has been taken of recent experience and general economic conditions, together with inherent uncertainty. It has been assumed that the bases and rates of taxation, both direct and indirect, will not change materially in the countries in which the Group operates.

The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force. In the UK, Department of Work and Pensions rebate business has been treated as single premium business.

3.	ECONOMIC ASSUMPTIONS
Under the ABI guidance, for most countries, long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK, US and European long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

The key economic assumptions are described below:
	2004	2003

UK and Europe Insurance Operations
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.1%	7.3%
Overseas equities	6.8% to 7.8%	6.6% to 7.9%
Property	6.3%	6.6%
Gilts	4.6%	4.8%
Corporate bonds	5.5%	5.8%
Assets of the Prudential Assurance Company with-profits fund
(applying the rates listed above to the investments held by the fund)	6.5%	6.8%
Expected long-term rate of inflation	2.9%	3.1%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.5%	6.8%
Life business	5.7%	5.9%
Risk margin included within the risk discount rate	2.6%	2.6%
Risk discount rate(i)	7.2%	7.4%
US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders
for single premium deferred annuity business	1.75%	1.75%
US 10 year treasury bond rate at end of year	4.3%	4.3%
Risk margin included within the risk discount rate	3.1%	3.1%
Risk discount rate(i)	7.4%	7.4%
Asian Operations(ii)
Weighted pre-tax expected long-term nominal rates of investment return(iii)	6.6%	7.4%
Weighted expected long-term rate of inflation	3.0%	3.4%
Weighted risk discount rate(i)	9.6%	10.4%

(i) For all operations, a discount rate is applied to post-tax cash flows to determine post-tax results. For most operations, these results are then grossed up for the effective rate of tax to derive the pre-tax results. For Jackson National Life, pre-tax results are determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

(ii) The economic assumptions for the Asian Operations shown above have been determined by weighting each country’s economic assumptions by reference to the achieved profits basis operating result for new business written in the relevant year.

(iii) Consistent with prior periods, for the Taiwan operation, the projections include an assumption of phased progression from current rates to the long-term expected rates over a remaining period of eight years. This takes into account the effect on bond values of rising interest rates.

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4.	INVESTMENT RETURN
(i)	Profit Before Tax
With the exception of fixed income investments held by Jackson National Life, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included in the profit for the year and shareholders’ funds as they arise.

In the case of Jackson National Life, it is assumed that fixed income investments will normally be held until maturity. Therefore unrealised gains and losses on these securities are not reflected in either the achieved profits or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders.

(ii)	Operating Profit
Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating investment return to be recognised in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns, realised gains and losses arising (including impairment losses) on debt securities of Jackson National Life have been averaged over five years and combined with actual interest income and dividends. For equity-related investments of Jackson National Life, a long-term rate of return of 8.0% has been assumed. This has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

5.	SUPPLEMENTAL EARNINGS INFORMATION
The Group’s supplemental measure of its results and reconciliation of achieved profits basis operating profit based on long-term investment returns before amortisation of goodwill to achieved profits basis profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

						Basic
	Before			Minority		earnings
	tax	Tax	Post-tax	interests	Net	per share	(ii)
	£m	£m	£m	£m	£m	Pence

2004
Based on operating profit after tax and minority interests before amortisation of goodwill	1,104	(315)	789	2	791	37.2	p
Adjustment for amortisation of goodwill	(97)	–	(97)	–	(97)	(4.6	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)(i)	679	(212)	467	(9)	458	21.5	p
Effect of changes in economic assumptions	(100)	29	(71)	–	(71)	(3.4	)p
Adjustment for post-tax profit on business disposals	48	(19)	29	–	29	1.4	p
Adjustment for post-tax Egg France closure cost	(113)	32	(81)	17	(64)	(3.0	)p

Based on profit for the financial year after minority interests	1,521	(485)	1,036	10	1,046	49.1	p

2003 (Restated)(ii)
Based on operating profit after tax and minority interests before amortisation of goodwill	794	(273)	521	6	527	25.4	p
Adjustment for amortisation of goodwill	(98)	–	(98)	–	(98)	(4.7	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)(i)	682	(212)	470	(4)	466	22.4	p
Effect of changes in economic assumptions	(540)	130	(410)	–	(410)	(19.7	)p

Based on profit for the financial year after minority interests	838	(355)	483	2	485	23.4	p

(i) The adjustment from post-tax long-term returns to post-tax actual investment returns includes investment returns that are attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from long-term to actual investment returns includes gains of £9m (£4m) attributable to the minority interests in these funds.

(ii) The average number of shares for 2004 is 2,129m. As a result of the Rights Issue in 2004, the average number of shares for 2003 has been restated to 2,076m and earnings per share have been restated accordingly.

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

6.	COST OF CAPITAL

A charge is deducted from the annual result and the balance sheet value for the cost of capital supporting solvency requirements for the Group’s long-term business. This cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected release of this capital and investment earnings on the capital.

The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit with a partial offset for the release of capital requirements for business in force.

Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital. However, where business is funded directly by shareholders, principally at Jackson National Life, the solvency capital requires adjustments to reflect the cost of that capital.

In determining the cost of capital of Jackson National Life, it has been assumed that an amount equal to 200% of the risk based capital required by the National Association of Insurance Commissioners at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson National Life’s result by £21m (£19m) and its shareholders’ funds by £166m (£164m).

7.	PENSION COSTS

The impact of pension costs on the achieved profits basis results of long-term business has been determined in the context of the methodology described in note 2. Accordingly, for long-term business, the achieved profits basis value of new business written in the reporting period and the value of in-force business at the balance sheet date have been determined after incorporating projections of attributable pension costs into the estimates of future cash flows for the contracts concerned. Experience variances for expenses include any difference between the actual and assumed contributions to defined benefit pension schemes. The achieved profits basis results and shareholders’ funds for long-term business are, therefore, not affected by whether or not the Group has adopted FRS 17 ‘Retirement benefits’ in preparing its achieved profits basis results.

On the achieved profits basis of reporting, the impact of adoption of FRS 17 for long-term business would be limited to:

(i) balance sheet recognition of the FRS 17 basis net pensions scheme asset or liability;

(ii) for that element of the net pensions scheme asset or liability that is attributable to the PAC with-profits fund, an adjustment of the Group’s Fund for Future Appropriations by an equal but opposite amount; and

(iii) for shareholder financed long-term business, an adjustment of the composition of achieved profits basis shareholders’ funds between the components of the modified statutory basis shareholders’ funds and additional shareholders’ reserves (reflecting the additional shareholders’ interest recognised on the achieved profits basis).

As explained in note 1, the achieved profits basis results include statutory basis results for operations other than those conducting long-term business. In preparing results for these operations the Group has continued to apply SSAP 24.

Further details are shown in note 17 on pages 81 to 83 of the Group's financial statements.

8.	OPERATING PROFIT FROM NEW BUSINESS
	2004			2003

	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
	£m	£m	£m	£m	£m	£m

UK and Europe Insurance Operations(i)	220	(66)	154	166	(50)	116
Jackson National Life(ii)	156	(82)	74	148	(72)	76
Asian Operations	312	(78)	234	291	(80)	211

Total	688	(226)	462	605	(202)	403

(i) The 2003 UK new business result includes £9m in respect of certain investment mandates previously reported as UK Corporate Pensions but now included as M&G institutional investment flows.

(ii) Jackson National Life net of tax profit:
Before capital charge			95			95
Capital charge (note 6)			(21)			(19)

After capital charge			74			76

In determining the achieved profits basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out on page 73.

118	PRUDENTIAL PLC ANNUAL REPORT 2004

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9.	OPERATING PROFIT FROM BUSINESS IN FORCE

Operating profit from new business is measured using the revised economic assumptions shown in note 3 and after applying any revised operating assumptions. The profit and loss account impact for revised operating assumptions is shown below:

	2004	2003
	£m	£m

UK and Europe Insurance Operations
Unwind of discount(i)	330	343
Cost of strengthened persistency assumption(ii)	(66)	(50)
Other items(ii)	(34)	(100)

	230	193

Jackson National Life
Unwind of discount	139	145
Return on surplus assets (over target surplus)	36	33
Averaged realised losses on bonds in excess of long-term default assumption(iii) (note 10)	(56)	(66)
Experience variances against current assumptions:
Spread(iii) (iv)	43	(17)
Persistency	(6)	10
Expenses	(4)	(8)
Loss from strengthening of operating assumptions	(3)	(21)
Other	12	(27)

	161	49

Asian Operations
Unwind of discount	122	115
Change in operating assumptions(v)	(56)	(27)
Other items and experience variances	3	(14)

	69	74

Total	460	316

(i) The unwind of discount for UK and Europe Insurance Operations represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund (see note 13), and the expected return on shareholders’ assets held in other UK and Europe long-term business operations. Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility.

(ii) The £66m (£50m) cost of strengthened persistency assumption relates to the closed book of personal pension policies sold by the now discontinued direct salesforce. The £34m charge for other items in 2004 includes £21m of costs associated with complying with new regulatory requirements and restructuring and £13m of negative experience variances. The £100m charge for other items for 2003 includes a £35m adverse experience variance for persistency; a £29m restructuring charge; an adverse annuitant mortality assumption change of £18m; a strengthening of renewal expense assumptions of £29m; other positive assumption changes of £30m; and £19m of other negative items and experience variances.

(iii) The charge for average realised losses shown above is as compared to the long-term default assumption for fixed income securities, which is now presented as part of the determination of spread variance. The charge for the default assumption is calculated using a weighted risk margin reserve (RMR) approach. An RMR charge is individually assigned to asset classes based on credit ratings and, where necessary, credit analysis. This is then weighted by reference to the carrying value of the investments.

The spread variance comprises:
	2004	2003
	£m	£m

Variance excluding long-term default assumption	100	54
Less: Long-term default assumption (note 10)	(57)	(71)

As reported above	43	(17)

(iv) The spread variance shown above has been determined after including long-term returns on equity based investments. This treatment is consistent with the inclusion of long-term investment returns within operating profit. Short-term fluctuations in investment returns, including those for equity based investments, are excluded from operating profit but included within the total profit or loss for the reporting period. An analysis of the short-term fluctuations in investment returns is shown in note 10.

(v) The 2004 £56m charge for changes to operating assumptions primarily relates to Singapore, mainly for persistency, and a strengthening of renewal expense assumptions in Vietnam. The £27m charge in 2003 for changes to operating assumptions primarily reflects expense assumption changes in Japan.

PRUDENTIAL PLC ANNUAL REPORT 2004	119

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

10. SHORT-TERM FLUCTUATIONS IN INVESTMENT RETURNS
	2004	2003
	£m	£m

Long-term business:
UK and Europe Insurance Operations(i)	402	531
Jackson National Life(ii)	207	132
Asian Operations(v)	48	1
Share of investment return of funds managed by PPM America that are
consolidated into Group results but attributable to external investors (note 5)	9	4
Other Operations	13	14

Total	679	682

(i) Short-term fluctuations in investment returns represent for UK and Europe Insurance Operations the difference between actual investment returns attributable to shareholders on the achieved profits basis and the expected returns as described in note 3. The £402m of positive fluctuations in 2004 reflect the difference between the PAC with-profits fund actual investment return of 13.4% and the long-term assumed rate of 6.5%.

(ii) Short-term fluctuations for Jackson National Life comprise:
	2004	2003
	£m	£m

Actual investment returns on investments less long-term returns included within operating profit(iii)	183	96
Investment return related gain due primarily to changed expectation of profitability on
variable annuity business arising from current year equity returns*	24	36

	207	132

*This adjustment arises due to market returns for 2004 and 2003 being higher than the assumed long-term rate of return. This gives rise to higher than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

(iii) Jackson National Life – Actual investment returns on investments less long-term returns comprise:
	2004	2003
	£m	£m

Actual less averaged realised gains and losses (including impairments) for fixed income securities(iv)	161	98
Actual less long-term return on equity-based investments	23	0
Investment depreciation on preference shares	(1)	(2)

	183	96

(iv) Jackson National Life – Actual less averaged realised gains and losses (including impairments) for fixed income securities
		US$m	£m equivalent

Gains (losses) arising in years 2000 to 2004	2000	(90)
	2001	(532)
	2002	(435)
	2003	(65)
	2004	88	48

Five year total		(1,034)	(564)
Five year average included in operating result		(207)	(113)
Representing:
Long-term default assumption (note 9)		(104)	(57)
Averaged losses in excess of the long-term default assumption (note 9)		(103)	(56)

		(207)	(113)

Actual less averaged losses excluded from operating result but included in profit before tax		295	161

Exchange rate			1.83

Averaged realised gains differ from those reported on the statutory basis for the impact of amortisation of policy acquisition costs attributable to realised gains and losses. These have been included in the statutory basis gains averaging calculation for the years 2000 to 2004. On the achieved profits basis deferred acquisition costs do not feature as part of the methodology. Accordingly the realised gains and losses included in the averaging process are exclusive of the amortisation of policy acquisition costs attributable to realised gains and losses.

(v) Short-term fluctuations for Asian Operations for 2004 of £48m primarily reflect bond value movements and rising equity markets.

120	PRUDENTIAL PLC ANNUAL REPORT 2004

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11. EFFECT OF CHANGES IN ECONOMIC ASSUMPTIONS
The losses on changes in economic assumptions included within the profit on ordinary activities before tax arise as follows:
	2004	2003
	£m	£m

UK and Europe Insurance Operations(i)	(19)	(122)
Jackson National Life(ii)	(53)	(263)
Asian Operations(iii)	(28)	(155)

Total	(100)	(540)

(i) The £19m charge for 2004 for UK and Europe Insurance Operations reflects a reduction in the risk discount rate of 0.2% and a reduction in the investment return assumptions of 0.3%.

(ii) The £53m charge for 2004 for Jackson National Life primarily reflects reductions in the projected fund earned and crediting rates on in-force business which result in lower projected policyholder liabilities on which future spread will be earned.

(iii) The £28m charge for 2004 for Asian Operations reflects the net impact of revisions to the underlying long-term investment return assumptions and discount rates.

12. TAXATION CHARGE
The profit for the year is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK this is the UK corporation tax rate of 30%. For Asia, similar principles apply subject to the availability of taxable profits. For Jackson National Life the profit is calculated at the pre-tax level and the effective tax rate is the rate expected to be applicable on average over the remaining lifetimes of the policies.

The tax charge comprises:
	2004	2003
	£m	£m

Tax on operating profit
Long-term business:
UK and Europe Insurance Operations	134	133
Jackson National Life	103	67
Asian Operations(i)	96	117

	333	317
Other Operations	(18)	(44)

Total tax charge on operating profit	315	273

Tax on items not included in operating profit
Tax charge on short-term fluctuations in investment returns	212	212
Tax credit on effect of changes in economic assumptions	(29)	(130)
Tax charge on profit on business disposals	19	–
Tax credit on Egg France closure cost	(32)	–

Total tax charge on items not included in operating profit	170	82

Tax charge on profit on ordinary activities (including tax on actual investment returns)	485	355

(i) Including tax relief on development expenses.

PRUDENTIAL PLC ANNUAL REPORT 2004	121

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

13. SHAREHOLDERS’ FUNDS – SEGMENTAL ANALYSIS
		Restated
	2004	2003
	£m	£m

UK and Europe Operations
Long-term business operations:
Smoothed shareholders’ funds(i)	3,894	3,469
Actual shareholders’ funds less smoothed shareholders’ funds	157	(45)

	4,051	3,424
M&G	312	336
Egg(ii)	269	348

	4,632	4,108

US Operations(ii)
Jackson National Life (net of core structural borrowings of £130m (£140m))(iii)
Before capital charge:
Excluding assets in excess of target surplus	1,749	1,741
Assets in excess of target surplus	949	842

	2,698	2,583
Capital charge (note 6)	(166)	(164)

After capital charge	2,532	2,419
Broker-dealer and fund management	64	71

	2,596	2,490

Asian Operations
Long-term business operations	1,672	1,358
Fund management operations	66	61

	1,738	1,419

Other Operations
Goodwill(ii)	1,352	1,445
Holding company net borrowings(iii)	(1,106)	(1,995)
Other assets(iv)	(616)	(462)

	(370)	(1,012)

Total(iv)	8,596	7,005

(i) UK long-term business smoothed shareholders’ funds reflect an adjustment to PAC life fund assets, for the purposes of determining the unwind of discount included in operating profits, to remove the effects of short-term volatility in market values of assets.

(ii) Total goodwill comprises the following amounts:
	2004	2003
	£m	£m

Held within Other Operations relating to M&G and acquired Asian businesses	1,352	1,445
Held within US Operations	15	53
Held within Egg	–	6

	1,367	1,504

(iii) Borrowings comprise the following amounts:
	2004	2003
	£m	£m

Holding company cash and short-term investments	1,561	432
Core structural borrowings – central funds	(2,667)	(2,427)

Holding company net borrowings	(1,106)	(1,995)
Core structural borrowings – Jackson National Life	(130)	(140)

	(1,236)	(2,135)

(iv) The 2003 figures for these lines have been restated for the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

122	PRUDENTIAL PLC ANNUAL REPORT 2004

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14.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
	Long-term business operations
				Total
	UK and Europe	Jackson		long-term
	Insurance	National	Asian	business	Other	Group
	Operations	Life	Operations	operations	operations	total
	£m	£m	£m	£m	£m	£m

Operating profit (including investment return
based on long-term rates of returns)
Long-term business:
New business (note 8)	220	156	312	688		688
Business in-force (note 9)	230	161	69	460		460

	450	317	381	1,148		1,148
Asia development expenses			(15)	(15)		(15)
M&G					136	136
Egg - continuing operations					43	43
Asia fund management					19	19
US broker-dealer and fund management					(14)	(14)
Other income and expenditure					(193)	(193)

Operating profit (loss) from continuing operations	450	317	366	1,133	(9)	1,124
Operating profit (loss) from discontinued operations		17		17	(37)	(20)

Operating profit (loss) before amortisation of goodwill	450	334	366	1,150	(46)	1,104
Amortisation of goodwill		(3)		(3)	(94)	(97)
Short-term fluctuations in investment returns (note 10)	402	207	48	657	22	679
Effect of changes in economic assumptions (note 11)	(19)	(53)	(28)	(100)		(100)
Profit on business disposals		41		41	7	48
Egg France closure cost					(113)	(113)

Profit (loss) on ordinary activities before tax
(including actual investment returns)	833	526	386	1,745	(224)	1,521

Tax (note 12):
Tax on operating profit	(134)	(103)	(96)	(333)	18	(315)
Tax on short-term fluctuations in investment returns	(121)	(73)	(12)	(206)	(6)	(212)
Tax on effect of changes in economic assumptions	6	19	4	29		29
Tax on profit on business disposals		(16)		(16)	(3)	(19)
Tax on Egg France closure cost					32	32

Total tax (charge) credit	(249)	(173)	(104)	(526)	41	(485)

Minority interests					10	10

Profit (loss) for the financial year	584	353	282	1,219	(173)	1,046

Exchange movements, net of related tax of £12m		(177)	(73)	(250)	21	(229)
Development costs included above (net of tax) borne centrally			2	2	(2)
Intragroup dividends (including statutory transfer)	(130)	(66)	(44)	(240)	240
External dividends					(362)	(362)
Investment in operations(i)	173	15	147	335	(335)
Adjustment for net of tax losses of Curian
subsidiary owned by Jackson National Life		(12)		(12)	12
Consideration paid for own shares					(4)	(4)
Proceeds from issues of share capital by parent company					1,140	1,140

Net increase in shareholders’ capital and reserves	627	113	314	1,054	537	1,591

Shareholders’ capital and reserves at 1 January 2004:
As originally reported	3,424	2,419	1,358	7,201	(158)	7,043
Prior year adjustment on implementation of UITF 38					(38)	(38)

As restated	3,424	2,419	1,358	7,201	(196)	7,005

Shareholders’ capital and reserves at 31 December 2004 (note 13)	4,051	2,532	1,672	8,255	341	8,596

PRUDENTIAL PLC ANNUAL REPORT 2004	123

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NOTES ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION CONTINUED

14.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS CONTINUED
	Long-term business operations
				Total
	UK and Europe	Jackson		long-term
	Insurance	National	Asian	business	Other	Group
	Operations	Life	Operations	operations	operations	total
	£m	£m	£m	£m	£m	£m

Analysed as:
Statutory basis shareholders’ funds	889	2,298	753	3,940	341	4,281
Additional shareholders’ interest on achieved profits basis	3,162	234	919	4,315		4,315

Achieved profits basis shareholders’ funds	4,051	2,532	1,672	8,255	341	8,596

Components of achieved profits basis shareholders' funds:
Net worth(ii)	607	1,755	498	2,860	341	3,201
Value of in-force business(iii)	3,444	777	1,174	5,395		5,395

Achieved profits basis shareholders' funds	4,051	2,532	1,672	8,255	341	8,596

(i)	Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.

(ii)	Net worth consists of statutory solvency capital and unencumbered capital.

(iii)	Value of in-force business includes the value of future margins from current in-force business less the cost of holding statutory solvency capital.

15.	RESULTS SENSITIVITY TO ALTERNATIVE ASSUMPTIONS
(i)	Estimated Results for 2003 Based on Economic Assumptions Applied for the 2004 Results
	Memorandum only

				Estimated
	Estimated profit from new business			pre-tax
				unwind of
	Pre-tax	Tax	Post-tax	discount
	£m	£m	£m	£m

Operating profit
UK and Europe Insurance Operations	178	(53)	125	332
Jackson National Life(i)	143	(75)	68	141
Asian Operations	280	(84)	196	113

Total	601	(212)	389	586

(i) Jackson National Life:
Before capital charge			92
Capital charge			(24)

After capital charge			68

Shareholders’ funds
If the economic assumptions applied for 2004 had been in place at 31 December 2003, the achieved profits basis shareholders’ funds at that date would have been lower by £72m. This represents a pre-tax loss of £100m less related tax credit of £29m (as analysed by business operation in note 14) and an adjustment for exchange losses to reflect rates at 31 December 2003 of £(1)m.

(ii) Estimated impact on 2004 and 2003 results based on alternative assumptions
The key assumptions that affect the Group’s results are economic, in particular expected rates of investment return and risk discount rates. The sensitivities of the 2004 and 2003 results to changes in these assumptions are set out below:
		2004	2003
		£m	£m

Pre-tax operating profit from new business for the year
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%		79	75
Decrease in rates of 1%		(82)	(81)
Risk discount rates:
Increase in rates of 1%		(86)	(74)
Decrease in rates of 1%		102	87
Shareholders’ funds at the year end
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%		907	897
Decrease in rates of 1%		(984)	(930)
Risk discount rates:
Increase in rates of 1%		(524)	(488)
Decrease in rates of 1%		615	572

16.	FOREIGN CURRENCY TRANSLATION
Foreign currency revenue has been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

124	PRUDENTIAL PLC ANNUAL REPORT 2004

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STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RELATION TO THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

The guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’ (the guidance) requires the directors to prepare supplementary information presented under the achieved profits method in accordance with the guidance.

An explanation of the achieved profits basis of reporting is provided on pages 27 and 28 of the Group’s financial statements.

In preparing the achieved profits basis supplementary information, the directors are required to:

select suitable methodologies and then apply them consistently;

determine assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then apply them consistently;

state whether applicable accounting standards have been followed in relation to the residual assets, subject to any material departures disclosed and explained in the supplementary information; and

prepare the supplementary information on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

INDEPENDENT AUDITOR’S REPORT TO PRUDENTIAL PLC ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

We have audited the supplementary information on pages 113 to 124 in respect of the year ended 31 December 2004. The supplementary information has been prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’ (the guidance) using the methodology and assumptions set out on page 116. The supplementary information should be read in conjunction with the primary financial statements which are on pages 56 to 63.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR
As described above, the directors’ responsibilities include preparing the supplementary information on the achieved profits basis in accordance with the guidance issued by the Association of British Insurers. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the guidance using the methodology and assumptions set out on page 116. We also report if we have not received all the information and explanations we require for this audit.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the achieved profits basis supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

OPINION
In our opinion, the achieved profits basis supplementary information for the year ended 31 December 2004 has been properly prepared in accordance with the guidance using the methodology and assumptions set out on page 116.

KPMG Audit Plc
Chartered Accountants
London
1 March 2005

PRUDENTIAL PLC ANNUAL REPORT 2004	125

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SHAREHOLDER INFORMATION

ANALYSIS OF REGISTERED SHAREHOLDER ACCOUNTS
31 December 2004
Size of shareholding			Number of	% of total number of		% of total
			shareholder accounts	shareholder accounts	Number of shares	number of shares

Over 10,000,000			43	0.06	1,061,836,281	44.71
1,000,001	–	10,000,000	293	0.42	834,311,817	35.12
500,001	–	1,000,000	206	0.30	148,545,919	6.25
100,001	–	500,000	629	0.90	140,989,348	5.94
10,001	–	100,000	3,192	4.58	81,292,040	3.42
5,001	–	10,000	4,509	6.48	31,208,101	1.31
1,001	–	5,000	27,955	40.15	62,380,806	2.63
1	–	1,000	32,805	47.11	14,828,708	0.62

Total			69,632	100	2,375,393,020	100

FINANCIAL CALENDAR
Annual General Meeting	5 May 2005

Payment of 2004 final dividend	25 May 2005

Announcement of 2005 interim results	27 July 2005

Ex-dividend date	17 August 2005

Record date	19 August 2005

Payment of 2005 interim dividend	28 October 2005

DIRECTORS’ SHAREHOLDINGS
As reported on page 46, at 22 March 2005, directors' interests in ordinary shares of Prudential plc changed from the position reported on page 46 as follows:

	1 March 2005	22 March 2005

Mark Wood	157,221	144,235

As reported on page 46, as at 22 March 2005 there were no changes to directors' interests in shares of Egg plc.

SHAREHOLDERS
As reported on page 54, at 22 March 2005 the Company had received a further notification in accordance with Sections 198 to 208 of the Companies Act 1985 from Cater Allen Limited of a shareholding of 3.73 per cent of the Company’s ordinary share capital.

SHAREHOLDER ENQUIRIES
Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

SCRIP DIVIDEND ALTERNATIVE
The Company will again be offering a scrip dividend alternative in respect of the final dividend of 10.65 pence per ordinary share for the year ended 31 December 2004. The number of new shares each shareholder who elects to take scrip will be entitled to receive is calculated by dividing the total cash dividend due on each holding of ordinary shares as at the record date (18 March 2005) by the reference price for each new ordinary share.

The reference price is calculated as the average of the middle market quotations for the Company's ordinary shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 16 March 2005. Further details of the scrip dividend alternative will be mailed to shareholders in early April 2005.

SHARE DEALING SERVICES
The Company's Registrar, Lloyds TSB Registrars, offers a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 2424244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc ordinary shares. For telephone sales call 0870 8500852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

SHAREGIFT
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity number 1052686. Further information about ShareGift may be obtained by telephone on 020 7337 0501 or from www.sharegift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, US, or telephone 00 1 781 575 4328.

FORM 20-F
The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the US as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company's website at www.prudential.co.uk or on the SEC's website at www.sec.gov

ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT
Any shareholder wishing to receive copies of the Group's Annual Review and Summary Financial Statement in place of an Annual Report for all future years may do so by contacting Lloyds TSB Registrars in writing at the address above.

126	PRUDENTIAL PLC ANNUAL REPORT 2004

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HOW TO CONTACT US

PRUDENTIAL PLC
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

Sir David Clementi
Chairman

Jonathan Bloomer
Group Chief Executive

Philip Broadley
Group Finance Director

Rebecca Burrows
Group Communications Director

Jane Kibbey
Group Human Resources Director

Peter Maynard
Group Legal Services Director & Company Secretary

PRUDENTIAL UK AND EUROPE INSURANCE OPERATIONS
3 Sheldon Square
London W2 6PR
Tel: 020 7334 9000
www.pru.co.uk

Mark Wood
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Prudential public limited company.
Incorporated and registered in England and Wales.

Registered office:
Laurence Pountney Hill, London EC4R 0HH.
Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

EGG PLC
1 Waterhouse Square
138-142 Holborn
London EC1N 2NA
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

Paul Gratton
Group Chief Executive

JACKSON NATIONAL LIFE
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

Clark Manning
President & Chief Executive Officer

PRUDENTIAL CORPORATION ASIA
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialcorporation-asia.com

Mark Norbom
Chief Executive

ANALYST AND INVESTOR ENQUIRIES
Tel: 020 7548 3511
Fax: 020 7548 3699
E-mail: investor.relations@prudential.co.uk

Rebecca Burrows
Group Communications Director

MEDIA ENQUIRIES
Tel: 020 7548 3719

This statement may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

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PRUDENTIAL PUBLIC LIMITED COMPANY
Incorporated and registered in England
and Wales

Registered office:
Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company,
subsidiaries of which are authorised
and regulated by the Financial Services
Authority (FSA).

www.prudential.co.uk